    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 1997


                                                      REGISTRATION NO. 333-17063
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            TEMPLATE SOFTWARE, INC.
         (EXACT NAME OF ISSUER REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    VIRGINIA
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      7373
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   52-1042793
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                            ------------------------

                            45365 VINTAGE PARK PLAZA
                             DULLES, VIRGINIA 20166
                                 (703) 318-1000
                        (ADDRESS AND TELEPHONE NUMBER OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               E. LINWOOD PEARCE
                            CHIEF EXECUTIVE OFFICER
                            TEMPLATE SOFTWARE, INC.
                            45365 VINTAGE PARK PLAZA
                             DULLES, VIRGINIA 20166
                                 (703) 318-1000
                      (NAME, ADDRESS AND TELEPHONE NUMBER
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                           JOSEPH W. CONROY, ESQUIRE
                          MICHAEL R. LINCOLN, ESQUIRE
                               HUNTON & WILLIAMS
                              1751 PINNACLE DRIVE
                                   SUITE 1700
                             MCLEAN, VIRGINIA 22102
                            STUART M. CABLE, ESQUIRE
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 15, 1997


                                2,100,000 SHARES

                        [TEMPLATE SOFTWARE, INC. LOGO]

                                  COMMON STOCK

                            ------------------------

     Of the 2,100,000 shares of Common Stock offered hereby, 1,400,000 shares are being offered by Template Software, Inc. ("Template" or the "Company") and 700,000 shares are being offered by certain selling shareholders (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company's Common Stock has been approved for listing on the Nasdaq National Market under the symbol "TMPL," subject to official notice of issuance.

                            ------------------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" ON PAGES 5 THROUGH 13.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                             UNDERWRITING                        PROCEEDS TO
                             PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS
------------------------------------------------------------------------------------------------

Per Share...............         $                $                 $                 $
------------------------------------------------------------------------------------------------
Total(3)................         $                $                 $                 $
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $600,000.

(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 315,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Shareholders will be $            , $            ,
    $            , and $            , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the certificates for the shares of Common Stock will be available for delivery at the offices of Volpe, Welty & Company, One Maritime Plaza, San Francisco,
California, on or about                , 1997.

                            ------------------------
VOLPE, WELTY & COMPANY                                        PIPER JAFFRAY INC.
             The date of this Prospectus is                , 1997.

                                   [Chart]

     Prior to this offering, the Company has not been a reporting company under the Securities Act of 1934. The Company intends to furnish its shareholders annual reports containing audited financial statements examined by its independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET (INCLUDING THE NASDAQ STOCK MARKET) OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors." Except as set forth in the Consolidated Financial Statements and unless otherwise indicated, all information in the Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects the conversion of all outstanding shares of Series A Convertible Preferred Stock (the "Preferred Stock") into Common Stock effective upon consummation of the offering and (iii) gives effect to the Recapitalization (as defined in "Description of Capital Stock"). See "Underwriting" and "Description of Capital Stock."

                                  THE COMPANY

    Template Software, Inc. provides enterprise-wide software solutions to organizations that require large-scale, distributed computing systems through its reusable software templates, robust software development environment and staff of software development professionals. The Company believes that, by combining its reusable software templates, consisting of over one million lines of reusable object code, and its family of visual development tools, its clients can obtain solutions in less time and at lower cost than with traditional software development techniques. The Company's current templates can provide up to 90% of the code necessary for a complete, functioning application. The Company's solutions are targeted at large-scale, mission-critical applications, such as securities trading, telecommunications service management, aircraft maintenance scheduling, air traffic control and network monitoring systems. According to a recent industry study, more than $250 billion is currently spent each year in the United States on information technology application development.

    In an effort to gain a competitive advantage in today's global markets, many companies are automating business processes by employing flexible, open and distributed computing architectures, rather than relying on traditional centralized systems. These distributed computing environments typically consist of a mix of complex new and legacy hardware and software systems, which must be integrated to allow enterprise-wide business processes to function. Despite the increased complexity and sophistication required to meet these new distributed computing challenges, businesses are demanding faster development and deployment times, as well as lower prices, for information technology solutions. These businesses are also demanding solutions which are adaptable and proven to work in mission-critical operational settings. To address these needs, the Company has developed a family of broadly targeted foundation templates which are used to build custom, enterprise-wide, distributed applications. The Company's foundation templates provide up to 75% of the code required for a complete application. In addition, the Company has developed cross-industry templates, and is currently developing industry-specific templates, each of which is designed to be layered on top of the Company's foundation templates to provide even more pre-written code for specific business solutions. The Company's cross-industry templates provide an additional 10-30% of completed application code, and the Company believes its industry-specific templates will provide 5-15% more of such code. Using the Company's templates, distributed applications can be rapidly developed either by the Company's professional software developers, or by a client's staff. The Company believes that its family of proven, reusable templates gives it a competitive advantage by permitting its clients to obtain highly adaptable, mission-critical solutions, generally on a fixed-price basis and in six to twelve months.

    The Company's products are designed to eliminate low-level programming by providing platform-independent templates which can be developed into functioning applications by adding client-specific business process knowledge. The Company believes that this capability will ultimately result in systems being built by those who best understand the challenges of the business. In addition, the Company believes that the architecture upon which its products are based is highly adaptable to new and emerging technologies. For example, because the Company has incorporated Internet, internal corporate intranet ("Intranet") and World Wide Web ("Web") technologies into its products, business processes automated with the Company's solutions can be accessed from anywhere in the world by customers, suppliers and employees of an enterprise. The Company believes that the combination of Internet and Web accessibility, large-scale business process automation and integration inherent in the Company's products position it to exploit the extension of information technology to new markets, such as electronic commerce.

    The Company markets its solutions in North America and Europe through the Company's direct sales force, distributors, value added resellers and systems integrators, such as Electronic Data Systems Corporation ("EDS"), International Business Machines Corporation ("IBM"), Unisys Corporation, GTE Government Systems and Siemens Corporation. The Company's solutions have been successfully developed and deployed for over 300 clients including Northwest Airlines Corporation, First Data Resources, Inc. ("First Data"), United Parcel Service ("UPS"), United HealthCare Corporation and ENRON Corp.

  Recent Developments

    In November 1996, Alcatel Alsthom Compagnie Generale d'Electricite S.A. ("Alcatel") invested $8.0 million in the Company in the form of Preferred Stock at the equivalent of $16.00 per share of Common Stock. See "Certain Transactions." Alcatel is a worldwide supplier of high technology systems for the telecommunications, energy and transportation industries. In connection with this investment, the Company and Alcatel agreed to enter into a business relationship whereby Alcatel and the Company will design and develop solutions based on the Company's templates and Alcatel's expertise in the telecommunications, energy and transportation industries. Alcatel and the Company have already completed successful pilot projects.

                                  THE OFFERING

Common Stock offered by:
  The Company................................................   1,400,000 shares
  The Selling Shareholders...................................   700,000 shares
Common Stock to be outstanding after this offering:
  Actual.....................................................   4,222,008 shares(1)
  Fully-diluted..............................................   6,413,423 shares(2)
Use of proceeds..............................................   For general corporate
                                                                purposes, including working
                                                                capital and future
                                                                acquisitions.
Proposed Nasdaq National Market symbol.......................   TMPL

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    YEAR ENDED NOVEMBER 30,
                                                 --------------------------------------------------------------
                                                    1992         1993         1994         1995         1996
                                                 ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
  Total revenue................................  $    7,283   $    5,953   $    6,313   $    7,091   $   13,530
  Income (loss) from operations................        (234)        (793)        (418)         671        1,700
  Net income (loss)............................        (242)        (527)        (275)         327        1,045
  Earnings (loss) per common share(3)..........  $    (0.12)  $    (0.17)  $    (0.09)  $     0.07   $     0.23
  Weighted average number of common shares
    outstanding................................   2,080,474    3,173,503    3,186,331    4,655,824    4,643,919

                                                                                     NOVEMBER 30, 1996
                                                                                 -------------------------
                                                                                 ACTUAL     AS ADJUSTED(4)
                                                                                 -------    --------------
BALANCE SHEET DATA:
  Cash and cash equivalents...................................................   $ 8,397       $ 28,629
  Working capital.............................................................     9,009         29,241
  Total assets................................................................    13,985         34,217
  Long-term debt, less current portion........................................       357            357
  Total shareholders' equity..................................................    10,043         30,275

---------------

(1) Includes 75,000 shares to be issued upon the exercise of options and sold in this offering by certain Selling Shareholders. See "Principal and Selling Shareholders." Excludes: (i) shares of Common Stock issuable upon the exercise of options to purchase an aggregate of 2,191,415 shares of Common Stock (the "Outstanding Options") outstanding as of December 31, 1996 (not including options to purchase 75,000 shares referred to above) at a weighted average exercise price of $3.13 per share; and (ii) 914,500 additional shares of Common Stock reserved for issuance pursuant to the Company's 1996 Equity Incentive Plan.
(2) Includes Outstanding Options, but excludes the shares reserved for issuance under the Company's 1996 Equity Incentive Plan.
(3) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing earnings (loss) per share.
(4) Adjusted to reflect the sale of 1,400,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share, and assumes the conversion of all outstanding shares of Preferred Stock into Common Stock upon the consummation of this offering. See "Use of Proceeds" and "Capitalization."

SNAP(R) is a registered trademark and Template Software(TM), Workflow Template(TM), System Management Template(TM) and Web Template(TM) are trademarks of Template. This Prospectus also includes trade names, trademarks and references to intellectual property owned by other companies.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

     Variability of Quarterly Results; Uncertainty of Future Operating
Results. The Company's quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. This variability is due to a variety of factors including, without limitation, the size and timing of significant orders and their fulfillment; demand for the Company's products, changes in pricing policies by the Company or its competitors; the number, timing and significance of product enhancements and new product announcements by the Company and its competitors; the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis; changes in the level of operating expenses; budgeting cycles of the Company's customers; customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors; the cancellation of licenses during the warranty period or nonrenewal of maintenance agreements; product life cycles software bugs and other product quality problems; personnel changes; changes in the Company's strategy; the level of international expansion; seasonal trends; and general domestic and international economic and political conditions.

     A significant portion of the Company's revenues have been, and the Company believes will continue to be, derived from a limited number of orders placed by large organizations, and the timing and fulfillment of such orders have caused and are expected to continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. Historically, with the exception of the federal government, organizations that provide in excess of 10% of the Company's revenues have changed from year to year. Revenue accounted for by the federal government has remained relatively constant in recent years although, as a percentage of revenue, this business has declined in recent years and is expected to decline further as a result of the growth of revenue from non-government sources. For the fiscal year ended November 30, 1996, each of First Data, Wellspring Resources ("Wellspring") and the federal government accounted for more than 10% of the Company's total revenue, representing an aggregate of approximately 67.3% of total revenue, or 19.5%, 27.8% and 20.0% of total revenue, respectively. Based on a recent restructuring of the Company's agreement with Wellspring, the Company does not anticipate that Wellspring will account for 10% of the Company's total revenue in 1997.

     The Company intends to continue to expand its domestic and international direct sales force. The timing of such expansion and the rate at which new sales people become productive could also cause material fluctuations in the Company's quarterly operating results. Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast. Revenues are also difficult to forecast because the market for client-server and peer-to-peer application development software is rapidly evolving, and the Company's sales cycle, from initial evaluation to purchase and the provision of support services, is lengthy and varies substantially from customer to customer. Due to the foregoing, revenues for any future quarter are not predictable with any significant degree of accuracy. Accordingly, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Although the Company has recently experienced revenue growth, such growth should not be considered indicative of future revenue growth, if any, or as an indication of future operating results. Failure by the Company, for any reason, to increase revenues would have a material adverse effect on the Company's business, operating results and financial condition. See "-- Emerging Market; Product Concentration; Rapid Technological Change."

     A significant number of the Company's client projects are performed on a fixed-price basis and, therefore, the Company bears the risk of cost overruns and inflation. A significant portion of net revenues are recognized on the percentage-of-completion method which requires revenues to be recorded over the term of a client contract. Revenues attributable to the sale of software tools are recognized upon shipment and revenues attributable to services are recognized upon completion. A loss is recorded at the time when current estimates of project costs exceed unrecognized revenues. Quarterly revenues and operating results can depend on the significance of client engagements commenced and completed during a quarter, the number of working days in a quarter and employee utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new clients and may depend on factors such as the size and scope of assignments and general economic conditions. The Company's software products are typically used to develop applications that are critical to a customer's business and the purchase of the Company's products is often part of a customer's larger business process reengineering initiative or implementation of distributed computing. As a result, the license and implementation of the Company's software products and business solutions generally involves a significant commitment of management attention and resources by prospective customers. Accordingly, the Company's sales process is often subject to delays associated with a long approval process that typically accompanies significant initiatives or capital expenditures. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses. The Company attempts to manage its personnel utilization rates by closely monitoring project timetables and staffing requirements for new projects. On a typical project, a significant number of personnel are provided by the Company's clients or third parties. While professional staff must be adjusted to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing client projects and participate with the Company's sales force in securing new client assignments. In addition, many of the Company's engagements are, and may be in the future, terminable without client penalty. An unanticipated termination of a major project could require the Company to maintain or terminate under-utilized employees, resulting in a higher than expected number of unassigned persons or higher severance expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The operating results of many software and business solutions companies reflect seasonal trends, and the Company expects to be affected by such trends in the future. Although the Company has not experienced consistent seasonal fluctuations in operational results to date, the Company believes that it is likely that it will experience relatively higher revenues in the Company's fiscal quarters ending on November 30, and relatively lower revenues in its fiscal quarters ending on February 28, as a result of efforts by its direct sales force to meet fiscal year-end sales quotas, assuming the projects can be completed and the corresponding revenue recognized. To the extent future international operations constitute a higher percentage of the Company's total revenues, the Company anticipates that it may also experience relatively weaker demand in the fiscal quarters ending on August 31 as a result of reduced sales activity in Europe during the summer months. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Emerging Market; Product Concentration; Rapid Technological Change. The market for information technology consulting and software development services utilizing client-server and peer-to-peer architectures is continuing to develop. Many of the Company's potential clients currently employ information processing systems that run on mainframe-based or centralized computer systems. The Company's success is dependent on the acceptance of information processing systems utilizing client-server and peer-to-peer architectures. While the Company believes that corporations and government agencies will continue to accept the use of client-server and peer-to-peer architectures for enterprise-wide information processing systems, a decline in this trend would have a material adverse effect on the Company's business and prospects.

     The Company's revenues have been attributable to a limited number of products and related services. As a result, factors adversely affecting the pricing of or demand for such products and services could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company's success will depend in part on its ability to develop strategic information technology solutions which keep pace with continuing changes in information processing technology, evolving industry standards and changing client preferences. For example, the Company's customers have adopted a wide variety of hardware, software, database and networking platforms, and as a result, to gain broad market acceptance, the Company is and will be required to support its family of object-oriented, template-based software products and tools on many of such platforms and to develop and introduce enhancements to such object-oriented, template-based software products and tools and new products on a timely basis that keep pace with such technological developments and emerging industry standards and customer requirements. There can be no assurance that the Company will be successful in addressing these developments on a timely basis or that if addressed the Company will be successful in the marketplace. The Company's delay or failure to address these developments would have a material adverse effect on the Company's business. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services noncompetitive or obsolete.

     The Company has in the past experienced delays in the release dates of enhancements to its software. If release dates of any future Template software enhancements or new products are delayed or if when released they fail to achieve market acceptance, the Company's business, operating results and financial condition would be materially adversely affected. In addition, the introduction or announcement of new product offerings or enhancements by the Company or the Company's competitors may cause customers to defer or forgo purchases of current versions of Template software, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Product Development."

     Lack of Experience with the Internet, Intranets and Other Markets; Uncertain Commercial Adoption of the Internet and Intranets. The Company's future success will depend, in part, on the acceptance of the Company's products for use in new markets, such as in the Internet and in Intranets, and in new applications, such as electronic commerce. To date, the Company has had relatively limited experience in these markets. In addition to the engineering expenses associated with modifying its products to be useful in a new market, the Company must devote considerable resources to identifying potential customers and their specific needs, building relationships with strategic partners and establishing credibility in the market. There can be no assurance that the Company will be successful in developing and introducing new products or product enhancements that may be required to address new markets and achieve market acceptance. See "Business -- Customers and Markets" and
"Business -- Product Development."

     Demand for and market acceptance of the Company's products and services in the Internet and Intranet markets are subject to a high level of uncertainty. The Company has only recently begun marketing and product development efforts directed specifically to the Internet and Intranet markets. It is difficult to predict with any assurance whether the Internet or Intranet markets will prove to be viable for the Company's products, or whether there will be significant demand for the Company's Internet or Intranet-related products and services. See "Business -- Products and Services." The market for applications and commercial products for the Internet and Intranets has only recently begun to develop, is rapidly changing and is characterized by an increasing number of new entrants whose products may compete with those of the Company. As a result, it is difficult to predict the future growth of this market, and there can be no assurance that a viable Internet or Intranet market for the Company's products and services will develop or be sustainable.

     Competition. The information technology consulting, software development and business solution markets include a large number of participants, are subject to rapid changes and are highly competitive. The Company competes with and faces potential competition for client assignments and experienced personnel from a number of companies that have significantly greater financial, technical and marketing resources and which generate greater revenues than does the Company. These markets are highly fragmented and served by numerous firms, many of which serve only their respective local markets. In the software development tools market, representative competitors of the Company include, among others, Forte Software, Inc., Viewstar Corporation, NeXT Software, Inc. and Dynasty Technologies, Inc. In the information technology consulting market, representative competitors of the Company include, among others, Cambridge Technology Partners, Inc. and TCSI Corporation. In the business solutions market, representative competitors of the Company include Oracle Corporation, Integrated Systems Solutions Corporation (a subsidiary of IBM) and Andersen Consulting, among others. Clients may also elect to use their internal information systems resources to satisfy their needs for software development and technical consulting services, rather than using those offered by the Company.

     In addition, complex client-server and peer-to-peer applications that can be developed and deployed using the Company's template-based solutions can also be implemented using a combination of first-generation application development tools and more powerful server programming techniques such as stored procedures in relational databases and C or C++ programming, along with the integration of networking and database middleware to connect the various components. As such, the Company also effectively experiences competition from potential customers' decisions to pursue internally developed solutions as opposed to utilizing an application environment such as the template-based technology offered by the Company. As a result, the Company must continuously educate existing and prospective customers as to the advantages of the Company's products and services. There can be no assurance that these customers or potential customers will perceive sufficient value in the Company's products and services to justify purchasing them.

     The Company's clients primarily consist of Fortune 1000 companies, agencies of the federal government and other large organizations, and there are an increasing number of professional services firms seeking information technology consulting and software development engagements from that client base. The Company believes that the principal competitive factors in the information technology consulting and software development industry include responsiveness to client needs, quality of service, price, project management capability and technical expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate senior project managers, the ownership by competitors of software used by potential clients, the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable services and the extent of its competitor's responsiveness to customer needs. There can be no assurance that the Company will be able to compete successfully against current and future competitors on the basis of these factors or others and the failure to do so successfully would have a material adverse effect upon the Company's business, operating results and financial condition.

     The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. Also, many current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, thereby increasing such competitors' market share to the Company's detriment. The Company expects to face additional competition as other established and emerging companies enter the client-server application development market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Further, competitive pressures could require the Company to reduce the price of its software licenses and related services, which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Competition."

     Risks Associated with Transition to Industry-Specific Templates. A component of the Company's strategy involves the development and introduction of industry-specific templates designed to be layered on top of its existing software templates to provide additional pre-written code for specific business solutions. In order to do so successfully, the Company will be required, among other things, to develop substantial knowledge it does not currently have about the function of business processes in its target industries and to successfully incorporate such knowledge into reusable software templates. There can be no assurance that the Company will be able to develop such knowledge or that, if developed, it will ultimately lead to software templates which the Company is able to market successfully. The failure of the Company's strategy of developing industry-specific templates to lead to software products which can be successfully marketed by the Company would have a material adverse effect on its business, operating results and financial condition.
See "Business -- Products and Services -- Industry-Specific Templates."

     Proprietary Rights, Risks of Infringement and Source Code Release. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its proprietary information. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the proprietary rights owned by the Company.

     The Company's business includes the development of custom software in connection with specific client engagements. This custom software generally uses the Company's core software technology, reusable software templates and certain software tools which remain the property of the Company. In the past, the Company has generally assigned the custom software components to its clients.

     Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company has entered into source code escrow agreements with a limited number of its customers and resellers requiring release of source code in certain circumstances. Such agreements generally provide that such parties will have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business or if the Company fails to meet its support obligations.

     The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties (including the parties for whom the Company has been engaged to develop solutions, from which its reusable software templates have been derived) will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected. See "Business -- Intellectual Property and Other Proprietary Rights."

     Management of Growth. The Company has recently experienced a period of significant revenue growth and an expansion in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth has resulted in new and increased responsibility for management personnel and has placed significant strain upon the Company's management, operating and financial systems and resources. To accommodate recent growth, compete effectively and manage potential future growth, the Company must continue to implement and improve information systems, procedures and controls and expand, train, motivate and manage its work force. These demands will require the addition of new management personnel. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the Company's business, operating results and financial condition. See "-- Dependence on Key Personnel,"
"Business -- Employees" and "Management."

     Risks Associated with Expanding Distribution. To date, the Company has sold its products and services through its direct sales force, distributors, value added resellers, and systems integrators. The Company's ability to achieve significant revenue growth in the future will depend in large part on its success in recruiting and training sufficient direct sales personnel and establishing and maintaining relationships with distributors, resellers and system integrators. Although the Company is currently investing, and plans to continue to invest, significant resources to expand its direct sales force and to develop distribution relationships with third-party distributors and resellers, the Company has at times experienced and continues to experience difficulty in recruiting qualified sales personnel and in establishing necessary third-party relationships. There can be no assurance that the Company will be able to successfully expand its direct sales force or other distribution channels or that any such expansion will result in an increase in revenues. Any failure by the Company to expand its direct sales force or other distribution channels would materially adversely affect the Company's business, operating results and financial condition. See "-- Dependence on Key Personnel,"
"Business -- Strategy" and "Business -- Sales and Marketing."

     Dependence on Key Personnel. The Company's success depends to a significant degree upon the continuing contributions of its key management, sales, marketing, customer support and product development personnel. The loss of key management or technical personnel could adversely affect the Company. Only a few of the Company's employees are subject to employment agreements with the Company. The Company believes that its future success will depend in large part upon its ability to attract and retain highly-skilled managerial, sales, customer support and product development personnel. The Company has at times experienced and continues to experience difficulty in recruiting qualified personnel. Competition for qualified software development, sales and other personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Qualified project managers are in particularly great demand and are likely to remain a limited resource for the foreseeable future. Competitors and others have in the past and may in the future attempt to recruit the Company's employees. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Product Development," "Business -- Employees" and "Management."

     Risks Associated with International Operations. Revenues from a foreign subsidiary and export sales accounted for 15.8% of the Company's total revenues in fiscal year 1996. The Company currently has an international sales office located in the United Kingdom and distribution arrangements with third parties in France and the Netherlands, which have generated substantially all direct international revenues recognized by the Company to date. In November 1996, the Company entered into a non-binding letter of intent pursuant to which the Company agreed to acquire Krystal Ingenierie S.A., the Company's existing distributor in France. In addition, the Company has entered into a non-binding letter of intent to distribute its products and solutions in Germany through a joint venture, 51% owned by the Company, and 49% owned by a German software distributor. The Company believes that in order to increase sales opportunities and profitability, it will be required to expand its international operations. The Company has committed and continues to commit significant management time and financial resources to developing direct and indirect international sales and support channels. There can be no assurance, however, that the Company will be able to maintain or increase international market demand for Template software tools and services. To the extent that the Company is unable to do so in a timely manner, the Company's international sales will be limited, and the Company's business, operating results and financial condition would be materially and adversely affected. See "Business -- Sales and Marketing."

     International operations are subject to inherent risks, including the impact of possible recessionary environments in economies outside the United States, costs of localizing products for foreign markets, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. There can be no assurance that the Company or its distributors or resellers will be able to sustain or increase international revenues from licenses or from maintenance and service, or that the foregoing factors will not have a material adverse effect on the Company's future international revenues and, consequently, on the Company's business, operating results and financial condition. The Company's direct international revenues are generally denominated in local currencies. The Company does not currently engage in hedging activities. Revenues generated by the Company's distributors and resellers are generally paid to the Company in United States dollars. Although exposure to currency fluctuations to date has been insignificant, there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenues from international sales and thus, the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers and Markets" and "Business -- Sales and Marketing."

     Government Contracting Risks. Approximately 20.0% of the Company's total revenues in fiscal year 1996 were derived from contracts with the government. Government contracts, by their terms, generally can be terminated at any time by the government, without cause, for the convenience of the government. If a government contract is so terminated, the Company would be entitled to receive compensation for the services provided or costs incurred at the time of termination and a negotiated amount of the profit on the contract to the date of termination. In addition, all government contracts require compliance with various contract provisions and procurement regulations. The adoption of new or modified procurement regulations could adversely affect the Company or increase its costs of competing for or performing government contracts. Any violation (intentional or otherwise) of these regulations could result in the termination of such government contracts, imposition of fines, and/or debarment from award of additional government contracts. The termination of any of the Company's significant government contracts or the imposition of fines, damages, or suspension from bidding on additional government contracts could have a material adverse effect on the Company. Most government contracts are also subject to modification in the event of changes in funding, and the Company's contractual costs and revenue are subject to adjustment as a result of audits by the Defense Contract Audit Agency ("DCAA") and other government auditors. The DCAA routinely audits cost-reimbursement contracts to verify that costs have been properly charged to the government. Further, most government contract awards are subject to protest by competitors.

     Requirement to Maintain Security Clearances. As of December 31, 1996, approximately 30% of the Company's employees had security clearances permitting the Company to obtain and perform classified work under certain government contracts. In addition, certain of the Company's government contracts require the Company to maintain a facility security clearance complying with Department of Defense ("DoD") and other requirements. In connection with the purchase of Preferred Stock by Alcatel in November 1996, due to the classified nature of certain of the Company's federal government contracts, the Company was required to notify the Defense Investigative Service of the U.S. Department of Defense ("DIS") that a foreign company had acquired an equity interest in the Company. DIS will review this investment to ensure that sufficient safeguards are in place to permit the Company to maintain its facility security clearance. While the Company expects that its facility security clearance will be maintained following completion of this review, no assurance can be given that DIS will not invalidate this clearance. If such clearance were invalidated, the Company's government contracts which are dependant on such clearance, representing approximately $2,730,000 of the Company's revenues during fiscal year 1996, would be terminated. The loss of these contracts would have a material adverse effect on the Company's business, operating results and financial condition. In addition, if the Company's present clearance was invalidated, the Company would not be able to obtain new contracts requiring a security clearance.

     Risk of Software Defects. Software products as internally complex as those developed by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Although the Company has not experienced material adverse effects resulting from any such defects or errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, defects and errors will not be found in current versions, new versions or enhancements after commencement of commercial shipments, resulting in loss of revenues or delay in market acceptance, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Product Development."

     Product Liability. The Company markets to its customers complex, business-critical, distributed applications. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product liability claims to date, the sale and support of Template software tools by the Company may entail the risk of such claims, which are likely to be substantial in light of the use of Template software tools in complex, business-critical applications. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.


     Shares Eligible for Future Sale; Registration Rights; Possible Adverse Effect on Future Market Prices. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering and assuming no exercise of outstanding stock options, the Company will have outstanding 4,222,008 shares of Common Stock (based upon the number of shares outstanding as of December 31, 1996), of which the 2,100,000 shares sold in this offering will be freely tradeable. Immediately prior to the completion of the offering, it is expected that 2,747,008 shares of Common Stock will be outstanding (based upon the number of shares outstanding as of December 31, 1996), of which 700,000 shares will be sold in this offering by the Selling Shareholders. Of the 2,047,008 such currently outstanding shares not being sold in this offering, 2,039,257 shares are subject to agreements with the Underwriters under which such shares may not be offered, sold or otherwise disposed of for a period of 180 days after the date of this Prospectus without the prior written consent of Volpe, Welty & Company. Of the 8,751 shares not subject to such lock-up agreements: (i) 7,500 shares will be eligible for sale without restriction in the public market pursuant to Rule 144(k) of the Securities Act of 1933, as amended ("Securities Act") commencing immediately upon the date of this Prospectus; and (ii) the remaining 1,251 shares will first become eligible for resale under Rule 144 of the Securities Act ("Rule 144") in September 1997 and August 1998. In addition, outstanding options to purchase 1,187,540 shares of Common Stock were fully vested as of December 31, 1996, all of which options are subject to 180-day lock-up agreements. In recent offerings in which it has served as lead manager of underwriters, Volpe, Welty & Company has consented to early releases from lock-up agreements only in a limited number of circumstances, after considering all circumstances that it deemed to be relevant. Volpe, Welty & Company will, however, have complete discretion in determining whether to consent to early releases from the lock-up agreements delivered in connection with this offering, and no assurance can be given that it will not consent to the early release of all or a portion of the shares of Common Stock and options covered by such lock-up agreements. Alcatel is entitled to certain rights with respect to the registration of the sale of its 500,000 shares of Common Stock under the Securities Act beginning one year after the effective date of the offering. In addition, promptly after the date of this Prospectus, the Company intends to register the Common Stock issued or to be issued under the Company's stock option plans. See "Shares Eligible for Future Sale" and "Description of Capital Stock -- Registration Rights."


     No Prior Trading Market for Common Stock; Potential Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price was determined through negotiations among the Company and the representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after this offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of technology companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. There can be no assurance that such litigation will not occur in the future with respect to the Company; such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Underwriting."

     Control by Principal Shareholders, Officers and Directors. Upon completion of this offering, the present directors, executive officers and principal shareholders of the Company and their affiliates will beneficially own approximately 48.6% of the outstanding Common Stock. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Shareholders."

     Effect of Certain Charter and Bylaw Provisions; Antitakeover Effects of Virginia Law. Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 3,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights of such shares, without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws and of Virginia law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. In addition, in connection with the purchase of Preferred Stock by Alcatel in November 1996, the Company and certain principal shareholders of the Company entered into a Shareholders' Agreement pursuant to which the Company and such shareholders agreed to give Alcatel prior notice in the event the Company plans to sell certain assets or capital stock of the Company. Specifically, the Company and such principal shareholders agreed to give Alcatel written and oral notice prior to soliciting any proposal, or participating in any negotiations, regarding a sale of any significant portion of the Company's assets or any sale of Common Stock representing 5% or more of the Common Stock of the Company issued and outstanding immediately prior to such sale. The Company and such principal shareholders also agreed to promptly advise Alcatel of any request for information or any proposal by a third party with respect to the foregoing. These principal shareholders also granted to Alcatel the right to join in certain sales of Common Stock held by such shareholders. Although Alcatel does not have a right of first refusal with respect to sales of assets or issuances of Common Stock, the foregoing provisions could have the effect of making it more difficult for a third party to acquire the assets of the Company or a majority of the outstanding voting stock of the Company. See "Description of Capital Stock -- Preferred Stock," "Description of Capital
Stock -- Certain Provisions of Virginia Law and the Company's Articles of Incorporation and Bylaws" and "Certain Transactions."

     Uncertainty as to Use of Proceeds. The principal purposes of this offering are to obtain working capital, to create a public market for the Company's Common Stock and to facilitate future access to public equity markets and to obtain additional working capital. The Company expects to use the net proceeds from this offering for working capital and general corporate purposes. A portion of the net proceeds of the offering may also be used to invest in products, technologies or businesses that broaden or enhance the Company's current product or service offerings. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. Pending such uses, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Use of Proceeds."

     Immediate and Substantial Dilution. Investors participating in this offering will incur immediate, substantial dilution of $8.87 per share. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. If the net proceeds of this offering, together with available funds and cash generated from operations, are insufficient to satisfy the Company's cash needs, the Company may be required to sell additional equity or convertible debt securities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's shareholders. See "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  THE COMPANY

     The Company was incorporated in Maryland in 1975 and reincorporated in Virginia in 1996. The Company was reorganized into its current line of business in 1978 by Joseph M. Fox, the Chairman of the Company's Board of Directors. The Company's home page is located on the Web at http://www.template.com. The Company's principal executive offices are located at 45365 Vintage Park Plaza, Dulles, Virginia 20166 and its telephone number is (703) 318-1000.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $20,232,000 (approximately $23,356,800 if the Underwriters exercise their overallotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and excluding any proceeds from the exercise of options to acquire Common Stock by certain Selling Shareholders of the Company (assuming an initial public offering price of $16.00 per share). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     The principal purposes of this offering are to obtain additional working capital, to create a public market for the Company's Common Stock and to facilitate the Company's future access to public equity markets. The Company expects to use the net proceeds of this offering for working capital and general corporate purposes. A portion of the net proceeds of the offering may also be used to acquire or invest in products, technologies or businesses that broaden or enhance the Company's current product or service offerings. Other than as set forth herein, there are no current agreements or negotiations with respect to any acquisitions, investments or other transactions. Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's bank line of credit currently prohibits the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of November 30, 1996, and as adjusted to give effect to the sale of the 1,400,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range), after deducting estimated offering expenses and underwriting discounts. See "Use of Proceeds." This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                                                        NOVEMBER 30, 1996
                                                            -----------------------------------------
                                                            ACTUAL     PRO FORMA(1)    AS ADJUSTED(2)
                                                            -------    ------------    --------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Long-term debt...........................................   $   357      $    357         $    357
                                                            -------    ------------    --------------
Shareholders' equity
  Series A Convertible Preferred Stock, $0.01 par value;
     3,000,000 shares authorized, 500,000 issued and
     outstanding, actual; none issued or outstanding, pro
     forma and as adjusted (liquidation preference of
     $8,000,000 at November 30, 1996)....................         5            --               --
  Common Stock, $0.01 par value; 17,000,000 shares
     authorized, 2,247,008 shares issued and outstanding,
     actual; 2,747,008 issued and outstanding, pro forma;
     4,222,008 issued and outstanding, as adjusted.......        23            28               42
  Additional paid-in capital.............................     9,109         9,109           29,327
  Retained earnings......................................       906           906              906
                                                            -------    ------------    --------------
       Total shareholders' equity........................    10,043        10,043           30,275
                                                            -------    ------------    --------------
          Total capitalization...........................   $10,379      $ 10,379         $ 30,632
                                                            =======    ==========      ===========

---------------
(1) Gives effect to the conversion of 500,000 shares of Preferred Stock issued to Alcatel in November 1996 at $16.00 per share into an equal number of shares of Common Stock. See Notes 2 and 6 of Notes to Consolidated Financial Statements.

(2) Based on the number of shares outstanding as of December 31, 1996. Excludes shares of Common Stock issuable upon the exercise of outstanding options to purchase an aggregate of 2,191,415 shares of Common Stock, as of December 31, 1996, at prices between $1.38 and $16.00 per share and 914,500 additional shares of Common Stock reserved for issuance pursuant to the Company's 1996 Equity Incentive Plan. See "Management -- Stock Option Plans," "Management -- 1996 Equity Incentive Plan" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION

     At November 30, 1996, the Company had a pro forma net tangible book value of $9,324,737 or $3.39 per share. After giving effect to the sale of the 1,400,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $16.00 per share (the midpoint of the estimated initial public offering price range), and after deducting estimated offering expenses and underwriting discounts, the pro forma net tangible book value of the Company as of November 30, 1996 would have been approximately $29.6 million or $7.13 per share of Common Stock. This represents an immediate and substantial dilution to new investors purchasing shares in this offering.

     The following table illustrates the per share dilution:

    Assumed initial public offering price per share......................            $16.00
      Pro forma net tangible book value per share as of November 30,
         1996............................................................   $3.39
      Increase in pro forma net tangible book value per share
         attributable to this offering and use of proceeds therefrom.....    3.74
                                                                            -----
    Pro forma net tangible book value per share after this offering......              7.13
                                                                                     ------
    Dilution per share to new investors..................................            $ 8.87
                                                                                     ======

     The following table summarizes as of November 30, 1996, after giving effect to this offering, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor (using an assumed initial public offering price of $16.00 per share for the new investors) and the average price per share paid by the existing shareholders and by the new investors purchasing shares of Common Stock in this offering before deduction of the estimated underwriting discounts and commissions and offering expenses payable by the Company.

                                              SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                            --------------------    ----------------------      PRICE
                                             NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                            ---------    -------    -----------    -------    ---------
Existing shareholders(1).................   2,747,008      66.2%    $ 9,136,458      29.0%     $  3.33
New investors(1).........................   1,400,000      33.8      22,400,000      71.0        16.00
                                            ---------    -------    -----------    -------
  Total..................................   4,147,008     100.0%    $31,536,458     100.0%
                                             ========    =======     ==========    =======

---------------

(1) Excludes 75,000 shares to be issued upon the exercise of options and sold in the offering by certain Selling Shareholders. See "Principal and Selling Shareholders." Sales by Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to 2,122,008, or approximately 50.3% of the total number of shares of Common Stock to be outstanding after this offering (approximately 45.5% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 2,100,000, or approximately 49.7% of the total number of shares of Common Stock to be outstanding after this offering (2,415,000 shares or approximately 54.5% if the Underwriters' over-allotment option is exercised in full).


     The above computations assume (i) no exercise of the Underwriters' over-allotment option, and (ii) no exercise of options outstanding as of November 30, 1996. At November 30, 1996, the Company had options outstanding to purchase 2,180,915 shares of Common Stock at a weighted average exercise price of $2.63 per share. If all outstanding options as of November 30, 1996 are exercised, there would be dilution of $11.33 per share to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The following selected consolidated financial data of the Company as of November 30, 1994, 1995 and 1996 and for each of the three years in the period ended November 30, 1996, have been derived from the Company's consolidated financial statements audited by Coopers & Lybrand L.L.P., independent accountants, included elsewhere herein. The balance sheet data as of November 30, 1993 has been derived from the Company's audited consolidated financial statements not included herein. The financial data as of November 30, 1992, and for the year then ended, have been derived from the Company's unaudited consolidated financial statements not included herein. Management believes that the unaudited consolidated financial statements from which the financial data below have been derived include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial data as of November 30, 1992 and for the year then ended.

                                                                                    YEAR ENDED NOVEMBER 30,
                                                               ------------------------------------------------------------------
                                                                  1992          1993          1994          1995          1996
                                                               ----------    ----------    ----------    ----------    ----------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Products..................................................   $    2,859    $    2,781    $    2,893    $    2,386    $    1,918
  Services..................................................        4,424         3,172         3,420         4,705        11,612
                                                               ----------    ----------    ----------    ----------    ----------
    Total revenues..........................................        7,283         5,953         6,313         7,091        13,530
                                                               ----------    ----------    ----------    ----------    ----------
Cost of revenues:
  Products..................................................        1,033           990           978           896           783
  Services..................................................        1,994         1,883         1,873         2,592         6,246
                                                               ----------    ----------    ----------    ----------    ----------
    Total cost of revenues..................................        3,027         2,873         2,851         3,488         7,029
                                                               ----------    ----------    ----------    ----------    ----------
Gross profit:...............................................        4,256         3,080         3,462         3,603         6,501
                                                               ----------    ----------    ----------    ----------    ----------
Operating expenses:
  Selling and marketing.....................................        1,953         1,904         1,510         1,181         2,362
  Product development.......................................          994           436           924           272           966
  General and administrative................................        1,543         1,533         1,446         1,479         1,473
                                                               ----------    ----------    ----------    ----------    ----------
    Total operating expenses................................        4,490         3,873         3,880         2,932         4,801
                                                               ----------    ----------    ----------    ----------    ----------
Income (loss) from operations...............................         (234)         (793)         (418)          671         1,700
  Interest expense..........................................           47            72            75           108            43
  Other income..............................................           --            --            --             1            33
                                                               ----------    ----------    ----------    ----------    ----------
Income (loss) before income taxes and cumulative effect of
  change in accounting principle............................         (281)         (865)         (493)          564         1,690
Income tax benefit (provision)..............................           39           378           218          (237)         (645)
                                                               ----------    ----------    ----------    ----------    ----------
Net income (loss) before cumulative effect of change in
  accounting principle......................................         (242)         (487)         (275)          327         1,045
Cumulative effect of change in accounting principle.........       --               (40)       --            --                --
                                                               ----------    ----------    ----------    ----------    ----------
Net income (loss)...........................................   $     (242)   $     (527)   $     (275)   $      327    $    1,045
                                                                =========     =========     =========     =========     =========
Earnings (loss) per common share(1).........................   $    (0.12)   $    (0.17)   $    (0.09)   $     0.07    $     0.23
                                                                =========     =========     =========     =========     =========
Weighted average number of common shares outstanding........    2,080,474     3,173,503     3,186,331     4,655,824     4,643,919
                                                                =========     =========     =========     =========     =========

                                                                                    YEAR ENDED NOVEMBER 30,
                                                               ------------------------------------------------------------------
                                                                  1992          1993          1994          1995          1996
                                                               ----------    ----------    ----------    ----------    ----------
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $       27    $       26    $       16    $       63    $    8,397
Working capital.............................................          504           415           277           473         9,009
Total assets................................................        3,125         2,898         3,021         3,461        13,985
Long-term liabilities.......................................          658           829           650           335           790
Total shareholders' equity..................................          874           847           572           901        10,043

---------------
(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainty. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     The Company provides enterprise-wide software solutions to organizations that require large-scale, distributed computing systems through its reusable software templates, robust software development environment and its staff of software development professionals. To date, substantially all of the Company's revenues have been derived from license fees for use of the Company's products ("Product Revenue") or fees from software-related services ("Services Revenue"). These services include software development, training, maintenance, systems integration and systems planning, among others.

     The Company provides its software products and business solutions to customers in both domestic and foreign markets under license agreements, service contracts and purchase orders. Fees for solutions, consisting of a combination of software-development services provided by the Company and licenses to use the Company's products, are typically based on staffing requirements and the overall scope and timing of the project as agreed upon with the client. The Company's software templates, tools and reusable solutions are typically licensed separately for development and deployment. Development license fees are primarily based upon the number of developers who will be using the Company's products. Deployment license fees are based upon the number of end-users, or the number and power of computing platforms (servers) that execute the specialized application created with Template technology.

     The Company recognizes revenue from software products when the related license agreement has been executed and the software has been shipped to and accepted by the client. The Company recognizes revenue for software-related services based on the type of contractual arrangement under which the services are performed. In its commercial business, the Company typically contracts on a fixed-price basis, although the Company also provides certain software services on a time-and-material basis, depending on the overall project scope, project risks and client requirements. In its government business, the Company typically contracts on a cost-plus-fixed-fee basis.

     The Company recognizes revenue from fixed-price contracts using the percentage of completion method. Revenue from time-and-material contracts is recognized when the services are performed. The Company recognizes revenue from cost-plus-fixed-fee contracts on the basis of reimbursable contract costs incurred during the period at provisional billing rates, and year-end adjustments for actual costs are shown as under (over) billed costs. Management believes that these cost adjustments are fully allowable under their respective cost-plus contracts and prevailing government regulations.

     The Company has recently shifted its marketing emphasis toward complete business solutions, which require the Company's software development services in addition to product licenses. Consequently, the Company expects Services Revenue to continue to comprise a significant component of total revenue in the future. In early 1996, the Company began to implement its strategy of developing industry-specific templates and contemplates that it will ship its first such product, an order handling application for a telecommunications service management system, in the first half of 1997. As the Company implements this strategy, it expects Product Revenue to increase because solutions incorporating industry-specific templates will contain a larger product license component.

     Historically, the Company has relied principally on distributors, systems integrators and value added resellers for the sale of its product licenses. However, the Company has recently begun to expand its internal sales force to market directly to clients and prospective clients. The Company expects this trend toward direct sales to continue in the future.

     The Company's clients consist primarily of Fortune 1000 companies, agencies of the federal government and other large organizations. Because the Company's business is characterized by significant customer concentration and relatively large projects, individual client engagements can have a significant impact on the Company's total revenue and total cost of revenue from period to period. Historically, with the exception of the federal government, organizations that provide in excess of 10% of the Company's revenues have changed from year to year. Revenue accounted for by the federal government has remained relatively constant in recent years although, as a percentage of revenue, this business has declined in recent years and is expected to decline further as a result of the growth of revenue from non-government sources. For the fiscal year ended November 30, 1996, each of First Data, Wellspring and the federal government accounted for more than 10% of the Company's total revenue, representing an aggregate of approximately 67.3% of total revenue, or 19.5%, 27.8% and 20.0% of total revenue, respectively. Based on a recent restructuring of the Company's agreement with Wellspring, the Company does not anticipate that Wellspring will account for 10% of the Company's total revenue in 1997.

     Over the past five years, product development expenses have increased as the Company has designed and developed cross-industry templates which seamlessly integrate with the Company's existing templates to provide a more complete solution for specialized applications. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," the Company capitalizes the required direct costs and allocated overhead associated with the development of software products. Initial research costs are charged to product development prior to the development of a detailed program design or a working model. Costs incurred subsequent to the product release, and product development under contract are charged to operations. Capitalized costs are amortized at the higher of the sales ratio method or straight-line basis. Any unamortized costs are carried at the lower of book value or the net realizable value. See Note 2 of Notes to Consolidated Financial Statements.

     The Company is currently a member of a software development consortium that includes IBM, Honeywell Corporation and ISX, Inc. This consortium is participating in a federally-funded technology reinvestment program (the "TRP"), which began in 1995, through which the Company is expected to receive an aggregate of approximately $2.0 million. See Note 10 of Notes to Consolidated Financial Statements. The Company is accounting for funds received from the TRP as an offset to product development expense and selling and marketing expense. For the fiscal years ended November 30, 1995 and 1996, these offsets totaled $1.1 million and $0.5 million, respectively. The Company expects this program to be completed in the second half of 1997, at which time the Company will have received all funds it is expected to receive pursuant to this program.

     Revenue derived from the Company's foreign customers is recorded in United States dollars using the exchange rate at the time of the transaction. Gains and losses due to changes in the exchange rate are recorded when payment is made.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to total revenue of certain items in the Company's consolidated statement of operations.

                                                                 YEAR ENDED NOVEMBER 30,
                                                             --------------------------------
                                                             1993     1994     1995     1996
                                                             -----    -----    -----    -----
Revenues:
  Products................................................    46.7%    45.8%    33.6%    14.2%
  Services................................................    53.3     54.2     66.4     85.8
                                                             -----    -----    -----    -----
     Total revenues.......................................   100.0    100.0    100.0    100.0
                                                             -----    -----    -----    -----
Cost of revenues:
  Products(1).............................................    35.6     33.8     37.6     40.8
  Services(2) ............................................    59.4     54.8     55.1     53.8
                                                             -----    -----    -----    -----
     Total cost of revenues...............................    48.3     45.2     49.2     51.9
                                                             -----    -----    -----    -----
Gross profit..............................................    51.7     54.8     50.8     48.1
                                                             -----    -----    -----    -----
Operating expenses:
  Selling and marketing...................................    32.0     23.9     16.7     17.5
  Product development.....................................     7.3     14.6      3.8      7.1
  General and administrative..............................    25.7     22.9     20.8     10.9
                                                             -----    -----    -----    -----
     Total operating expenses.............................    65.0     61.4     41.3     35.5
                                                             -----    -----    -----    -----
Income (loss) from operations.............................   (13.3)    (6.6)     9.5     12.6
  Interest expense........................................     1.2      1.2      1.5      0.3
  Other income............................................    --       --       --        0.2
                                                             -----    -----    -----    -----
Income (loss) before income taxes and cumulative effect of
  change in accounting principle..........................   (14.5)    (7.8)     8.0     12.5
Income tax benefit (provision)............................     6.3      3.4     (3.4)    (4.8)
                                                             -----    -----    -----    -----
Net income (loss) before cumulative effect of change in
  accounting principle....................................    (8.2)    (4.4)     4.6      7.7
Cumulative effect of change in accounting principle.......     0.7     --       --       --
                                                             -----    -----    -----    -----
Net income (loss).........................................    (8.9)%   (4.4)%    4.6%     7.7%
                                                             =====    =====    =====    =====

---------------
(1) Shown as a percentage of Product Revenue.
(2) Shown as a percentage of Services Revenue.

     COMPARISON OF YEARS ENDED NOVEMBER 30, 1996 AND NOVEMBER 30, 1995

     Revenue. Total revenue was $13.5 million in 1996 compared to $7.1 million in 1995, an increase of $6.4 million or 90.8%. This growth resulted principally from volume increases in sales of software-related services due to the Company's shift in emphasis toward selling complete solutions.

     Product Revenue was $1.9 million in 1996 compared to $2.4 million in 1995, a decrease of $0.5 million or 19.6%. This decrease was primarily attributable to lower product sales by the Company's distributors, value added resellers and systems integrators as a result of the Company's recent shift from a sales and marketing strategy that relied primarily on indirect sales of its products by these third-parties toward direct sales of complete solutions by the Company's internal sales force. Services Revenue was $11.6 million in 1996 compared to $4.7 million in 1995, an increase of $6.9 million or 146.8%. This increase was primarily attributable to the implementation of three significant client engagements for complete solutions. Contracts for complete solutions obtained by the Company through its direct sales force typically contain a larger service component than those obtained through the Company's distributors, value added resellers and systems integrators, as the Company is engaged to develop a customized solution in addition to providing software products.

     Cost of Revenue. Total cost of revenue consists primarily of salaries and related benefits for personnel, and also includes an allocated portion of rent, building services and computer equipment services and expenses. Total cost of revenue was $7.0 million in 1996 compared to $3.5 million in 1995, an increase of $3.5 million or 101.5%. This increase was primarily attributable to additional professional staff hired to perform the increased volume of software services. Total cost of revenue was 51.9% of total revenue in 1996, compared to 49.2% of total revenue in 1995. This percentage increase was primarily attributable to the Company's inability to decrease the cost of Product Revenue commensurate with the decrease in Product Revenue for the period because certain product-related expenses, such as salaries for customer-support personnel, are relatively fixed in the short term.

     Cost of Product Revenue was $0.8 million in 1996 compared to $0.9 million in 1995, a decrease of $0.1 million or 12.7%. This decrease was attributable to a decrease in amortization of capitalized software costs related to the decrease in Product Revenue. Cost of Services Revenue was $6.2 million in 1996 compared to $2.6 million in 1995, an increase of $3.6 million or 141.0%. This increase resulted primarily from the cost associated with staffing the growth in services contracts. Because such staffing is relatively fixed in the short term, if any of the Company's engagements were to be terminated on short notice the Company would be unable to reduce cost of Services Revenue commensurate with the associated decrease in Services Revenue. Any such termination would have a material adverse effect on the Company's business, operating results and financial condition.

     Selling and Marketing. Selling and marketing expenses consist primarily of expenses related to sales and marketing personnel, advertising, promotion, trade show participation and public relations. Selling and marketing expenses were $2.4 million in 1996 compared to $1.2 million in 1995, an increase of $1.2 million or 100.1%. This increase resulted primarily from the Company's strategic shift toward direct sales. The Company anticipates that selling and marketing expenses will increase in the near future due to such shift.

     Product Development. Product development expenses were $1.0 million in 1996 compared to $0.3 million in 1995, an increase of $0.7 million or 255.8%. This increase resulted primarily from the development of the Company's Web Template product and enhancements to its visual development tools. Product development expenses in 1996 and in 1995 included offsets of $0.4 million and $0.9 million, respectively, as a result of the Company's participation in the TRP.

     General and Administrative. General and administrative expenses include costs of corporate services functions including accounting, human resources and legal services, as well as the corporate executive staff. General and administrative expenses were $1.5 million in 1996 unchanged from $1.5 million in 1995. The Company anticipates general and administrative expenses to increase in the future due to increases in staffing.

     Income Tax Benefit (Provision). The provision for income taxes was $644,502 in 1996 compared to $237,289 in 1995, an increase of $407,213. This increase was attributable to the Company's greater pretax profit level in 1996. The Company's effective tax rate of 38% in 1996 was lower than the effective tax rate of 42% in 1995 primarily as a result of a reduction in book-tax permanent differences.

     COMPARISON OF YEARS ENDED NOVEMBER 30, 1995 AND NOVEMBER 30, 1994

     Revenue. Total revenue was $7.1 million in 1995 compared to $6.3 million in 1994, an increase of $0.8 million or 12.3%. This growth resulted from volume increases in software-related services for clients. Product Revenue was $2.4 million in 1995 compared to $2.9 million in 1994, a decrease of $0.5 million or 17.5%. This decrease was primarily attributable to the decreased sales of software licenses to distributors, value added resellers and systems integrators. Services Revenue was $4.7 million in 1995 compared to $3.4 million in 1994, an increase of $1.3 million or 37.6%. This increase was attributable to increases in software-related services for clients in the government, financial services and manufacturing industries.

     Cost of Revenue. Total cost of revenue was $3.5 million in 1995 compared to $2.9 million in 1994, an increase of $0.6 million or 22.3%. This increase was primarily attributable to additional professional staff hired to perform the increased volume of software services. Total cost of revenue was 49.2% of total revenue in 1995 compared to 45.2% of total revenue in 1994.

     Cost of Product Revenue was $0.9 million in 1995 compared to $1.0 million in 1994, a decrease of $0.1 million or 8.3%. This decrease was attributable to a decrease in amortization of capitalized software costs related to the lower Product Revenue. Cost of Services Revenue was $2.6 million in 1995 compared to $1.9 million in 1994, an increase of $0.7 million or 38.3%. This increase was primarily attributable to additional professional staff hired to perform the increased volume of software-related services.

     Selling and Marketing. Selling and marketing expenses were $1.2 million in 1995 compared to $1.5 million in 1994, a decrease of $0.3 million or 21.8%. This decrease was primarily attributable to an offset to selling and marketing expense related to the TRP, as well as a temporary vacancy in a sales position.

     Product Development. Product development expenses were $0.3 million in 1995 compared to $0.9 million in 1994, a decrease of $0.7 million or 70.6%. However, prior to an offset of $0.9 million due to the Company's participation in the TRP, the Company's investment in product development increased in 1995. During 1995, the Company's product development efforts were focused on developing the Company's Workflow Template product.

     General and Administrative. General and administrative expenses were $1.5 million in 1995 compared to $1.4 million in 1994, an increase of $0.1 million or 2.3%. This increase was attributable to higher performance-related compensation to existing employees.

     Income Tax Benefit (Provision). The provision for income taxes was $237,289 in 1995 based on the Company's pretax income in 1995. This compares to an income tax benefit of $217,798 in 1994 based on the Company's pretax loss in 1994. The Company's effective tax rate of 42% in 1995 reflects the utilization, during 1995, of research and development tax credits created in prior years.

     COMPARISON OF YEARS ENDED NOVEMBER 30, 1994 AND NOVEMBER 30, 1993

     Revenue. Total revenue was $6.3 million in 1994 compared to $6.0 million in 1993, an increase of $0.3 million or 6.0%. Product Revenue was $2.9 million in 1994 compared to $2.8 million in 1993, an increase of $0.1 million or 4.0%. This increase was primarily attributable to volume increases in sales of software licenses to distributors, value added resellers and systems integrators. Services Revenue was $3.4 million in 1994 compared to $3.2 million in 1993, an increase of $0.2 million or 7.8%. This increase was primarily attributable to an increase in revenue from software maintenance.

     Cost of Revenue. Total cost of revenue was $2.9 million in 1994 unchanged from $2.9 million in 1993. Cost of Product Revenue was $1.0 million in 1994 unchanged from $1.0 million in 1993. Cost of Services Revenue was $1.9 million in 1994 unchanged from $1.9 million in 1993.

     Selling and Marketing. Selling expenses were $1.5 million in 1994 compared to $1.9 million in 1993, a decrease of $0.4 million or 20.7%. This decrease was primarily attributable to the elimination of two regional sales offices in an effort to centralize certain sales and marketing activities at the Company's headquarters.

     Product Development. Product development expenses were $0.9 million in 1994 compared to $0.4 million in 1993, an increase of $0.5 million or 111.9%. This increase was primarily attributable to increased expenses related to the development of the Company's first cross-industry templates, Workflow Template and System Management Template. The development of such products was initiated in late 1993.

     General and Administrative. General and administrative expenses were $1.4 million in 1994 compared to $1.5 million in 1993, a decrease of $0.1 million or 5.7%. This decrease was primarily attributable to performance-based compensation reductions and certain cost reductions instituted at the Company's headquarters.

     Income Tax Benefit (Provision). The Company had income tax benefits of $217,798 and $377,542 respectively, in 1994 and 1993, based on pretax losses during those years. The Company's effective tax rate was a benefit of 44% in both 1993 and 1994.

QUARTERLY OPERATING RESULTS

     The following tables set forth certain unaudited quarterly results of operations for each of the eleven quarters ended November 30, 1996, together with such data as a percentage of total revenue. In the opinion of management, this quarterly information has been prepared on the same basis as the annual Consolidated Financial Statements presented elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information for the periods presented when read in conjunction with the Consolidated Financial Statements and the Notes thereto. The operating results for any quarter are not necessarily indicative of results of the full year or of any future quarter.

                                                                     QUARTER ENDED
                      -----------------------------------------------------------------------------------------------------------
                      MAY 31,   AUG 31,   NOV 30,   FEB 28,   MAY 31,   AUG 31,   NOV 30,   FEB 29,   MAY 31,   AUG 31,   NOV 30,
                       1994      1994      1994      1995      1995      1995      1995      1996      1996      1996      1996
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                                    (IN THOUSANDS)
Revenues:
 Products...........  $  752    $  942    $  515    $  626    $  394    $  622    $  744    $  511    $  346    $  189    $  873
 Services...........     746       725     1,023       998     1,014     1,072     1,621     2,000     2,867     3,704     3,040
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total revenues...   1,498     1,667     1,538     1,624     1,408     1,694     2,365     2,511     3,213     3,893     3,913
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Cost of revenues:
 Products...........     230       271       262       235       187       239       235       160       227       214       182
 Services...........     454       434       547       538       596       594       864     1,090     1,533     1,816     1,807
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total cost of
     revenues.......     684       705       809       773       783       833     1,099     1,250     1,760     2,030     1,989
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit........     814       962       729       851       625       861     1,266     1,261     1,453     1,863     1,924
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Operating expenses:
 Selling and
   marketing........     366       397       424       248       303       272       358       470       581       543       769
 Product
   development......     229       208       269      (247)      199       185       135       133       229       287       317
 General and
   administrative...     374       389       356       276       342       352       509       393       403       341       336
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total operating
     expenses.......     969       994     1,049       277       844       809     1,002       996     1,213     1,171     1,422
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) from
 operations.........    (155)      (32)     (320)      574      (219)       52       264       265       240       692       502
 Interest expense...      17        19        19        24        30        28        26        12        10        11        10
 Other income
   (expense)........      --        --        --        --         1        --        --        --         5         6        22
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before
 income taxes.......    (172)      (51)     (339)      550      (248)       24       238       253       235       687       514
Income tax benefit
 (provision)........      76        22       149      (231)      104       (10)     (100)      (97)      (90)     (262)     (195)
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income (loss)...  $  (96)   $  (29)   $ (190)   $  319    $ (144)   $   14    $  138    $  156    $  145    $  425    $  319
                      ========  ========  ========  ========  ========  ========  ========  ========  ========  ========  ========

                                                           AS A PERCENTAGE OF TOTAL REVENUES
                      -----------------------------------------------------------------------------------------------------------
                                                                     QUARTER ENDED
                      -----------------------------------------------------------------------------------------------------------
                      MAY 31,   AUG 31,   NOV 30,   FEB 28,   MAY 31,   AUG 31,   NOV 30,   FEB 29,   MAY 31,   AUG 31,   NOV 30,
                       1994      1994      1994      1995      1995      1995      1995      1996      1996      1996      1996
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Revenues:
 Products...........    50.2%     56.5%     33.5%     38.5%     28.0%     36.7%     31.4%     20.4%     10.8%      4.8%     22.3%
 Services...........    49.8      43.5      66.5      61.5      72.0      63.3      68.6      79.6      89.2      95.2      77.7
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total revenues...   100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Cost of revenues:
 Products...........    15.4      16.3      17.0      14.5      13.3      14.1      10.0       6.4       7.1       5.5       4.6
 Services...........    30.3      26.0      35.6      33.1      42.3      35.1      36.5      43.4      47.7      46.7      46.2
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total cost of
     revenues.......    45.7      42.3      52.6      47.6      55.6      49.2      46.5      49.8      54.8      52.2      50.8
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit........    54.3      57.7      47.4      52.4      44.4      50.8      53.5      50.2      45.2      47.8      49.2
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Operating expenses:
 Selling and
   marketing........    24.4      23.8      27.6      15.3      21.5      16.1      15.1      18.7      18.1      13.9      19.7
 Product
   development......    15.3      12.5      17.5     (15.2)     14.1      10.9       5.7       5.3       7.1       7.4       8.1
 General and
   administrative...    25.0      23.3      23.1      17.0      24.4      20.7      21.5      15.7      12.5       8.8       8.6
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total operating
     expenses.......    64.7      59.6      68.2      17.1      60.0      47.7      42.3      39.7      37.7      30.1      36.4
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) from
 operations.........   (10.4)     (1.9)    (20.8)     35.3     (15.6)      3.1      11.2      10.5       7.5      17.7      12.8
 Interest expense...     1.1       1.2       1.2       1.5       2.2       1.6       1.1       0.4       0.3       0.3       0.3
 Other income
   (expense)........     0.0       0.0       0.0       0.0       0.1       0.0       0.0       0.0       0.1       0.2       0.6
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before
 income taxes.......   (11.5)     (3.1)    (22.0)     33.8     (17.7)      1.4      10.1      10.1       7.3      17.6      13.1
Income tax benefit
 (provision)........     5.1       1.4       9.6     (14.2)      7.5      (0.6)     (4.3)     (3.9)     (2.8)     (6.7)     (4.9)
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income (loss)...    (6.4)%    (1.7)%   (12.4)%    19.6%    (10.2)%     0.8%      5.8%      6.2%      4.5%     10.9%      8.2%
                      ========  ========  ========  ========  ========  ========  ========  ========  ========  ========  ========

     Because the Company's business is characterized by significant client concentration and relatively large projects, individual client engagements can have a significant impact on the Company's total revenue and total cost of revenue from quarter to quarter. In addition, variations in the Company's revenue and operating results occur as a result of a number of other factors, such as employee hiring and utilization rates as well as the number of working days in a quarter. The timing of revenue is difficult to forecast because the Company's sales cycle is relatively long and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses, particularly employee compensation, is relatively fixed, a variation in the timing of the initiation or completion of client engagements, especially at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in quarterly losses. See "Risk Factors -- Variability of Quarterly Results; Uncertainty of Future Operating Results."

     The operating results of many software and business solutions companies reflect seasonal trends, and the Company expects to be affected by such trends in the future. Although the Company has not experienced consistent seasonal fluctuations in operational results to date, the Company believes that it is likely that it will experience relatively higher revenues in the Company's fiscal quarters ending on November 30 and relatively lower revenues in its fiscal quarters ending on February 28 as a result of efforts by its direct sales force to meet fiscal year-end sales quotas. To the extent future international operations constitute a higher percentage of the Company's total revenues, the Company anticipates that it may also experience relatively weaker demand in the fiscal quarters ending on August 31 as a result of reduced sales activity in Europe during the summer months. See "Selected Consolidated Financial Data."

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded its operations primarily through cash generated from operations, supplemented by borrowings under a bank line of credit. Cash flow provided by operating activities was $802,567 and $1,556,592 for the fiscal years ended November 30, 1995 and 1996 on net income of $327,092 and $1,045,068, respectively. In 1996, cash flow provided by operating activities reflected increases in accounts payable and deferred taxes which were partially offset by increases in accounts receivable and prepaid expenses.

     Cash used in investing activities (capital expenditures and software development investments) totaled $363,742 and $1,047,662 in the fiscal years ended November 30, 1995 and 1996, respectively. Capital expenditures were primarily comprised of the Company's investments in office space, telephones and furniture necessitated by recent increases in staffing.

     Cash flow from financing activities was $7,825,446 in 1996 relating primarily to the $8.0 million investment by Alcatel in 500,000 shares of the Company's Preferred Stock in November 1996. See "Prospectus Summary -- Recent Developments" and "Certain Transactions."

     The Company also recently expanded its available borrowing capacity. On October 22, 1996, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with Signet Bank (the "Bank"), which consists of a line of credit and a term loan. The line of credit has a maximum borrowing amount of $3,000,000 with an expiration date of April 30, 1998 and the term loan is in the amount of $275,000 with an expiration date of October 31, 1999. The line of credit permits the Company to borrow amounts in aggregate not to exceed the lesser of the Maximum Borrowing Amount or the Borrowing Base as those terms are defined in the Loan Agreement. Borrowings under the Loan Agreement are collateralized by accounts receivable, equipment, furniture and fixtures. The line of credit bears interest at the Bank's prime interest rate per annum and the term loan bears interest at the Bank's prime interest rate plus 1/4% per annum. Availability of the funds under the Loan Agreement is also subject to the Company's compliance with certain covenants customary with commercial loans, including covenants related to maintenance of certain levels of tangible net worth. The Loan Agreement further imposes restrictions on creation of debt, merger, sale of assets, loans or advances, guarantees, payment of dividends or repurchase of capital stock without the Bank's consent. The Loan Agreement contains certain financial and non-financial covenants, the most restrictive of which requires the Company to maintain defined levels of tangible net worth and a ratio of total liabilities to tangible net worth. As of November 30, 1995 and 1996, and for certain compliance periods during the three years ended

November 30, 1996, the Company was not in compliance with the foregoing financial covenants for which waivers were obtained. In October 1996, in connection with the restructuring of the Loan Agreement, the financial covenant for the ratio of total liabilities to tangible net worth was removed. In addition, the Company obtained the Bank's consent in connection with the sale of Preferred Stock to Alcatel.

     The Company believes its cash balances, cash generated from operations and borrowings available under its line of credit, will satisfy the Company's working capital and capital expenditure requirements for at least the next twelve months. In the longer term, the Company may require additional sources of liquidity to fund future growth. Such sources of liquidity may include additional equity offerings or debt financings. In the normal course of business, the Company evaluates acquisitions of businesses, products and technologies that complement the Company's business. Other than as set forth herein, the Company has no present commitments or agreements with respect to any such transaction. However, the Company may acquire businesses, products or technologies in the future.

IMPACT OF INFLATION

     Inflation has not had any significant effect on the Company's operations.

OTHER

     The Company does not intend to adopt the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" as they pertain to financial statement recognition of compensation expense attributable to option grants, however, the Company will disclose the effects of this pronouncement in the notes to the financial statements on a pro forma basis beginning in fiscal 1997.

                                    BUSINESS

OVERVIEW

     The Company provides enterprise-wide software solutions to organizations that require large-scale, distributed computing systems through its reusable software templates, robust software development environment and staff of software development professionals. The Company believes that, by combining its reusable templates, consisting of over one million lines of reusable object code, and visual development tools, its clients can obtain solutions in less time and at lower cost than with traditional software development techniques. The Company's current templates can provide up to 90% of the code necessary for a complete, functioning application. The Company's solutions are targeted at large-scale, mission-critical applications, such as securities trading, telecommunications service management, aircraft maintenance scheduling, air traffic control, and network monitoring systems. According to a recent industry study, more than $250 billion is currently spent each year in the United States on information technology application development.

     The Company has developed a family of broadly targeted foundation templates which are used to build custom, enterprise-wide, distributed applications. The Company's foundation templates provide up to 75% of the code required for a complete application. In addition, the Company has developed cross-industry templates, and is currently developing industry-specific templates, each of which is designed to be layered on top of the Company's foundation templates to provide even more pre-written code for specific business solutions. The Company's cross-industry templates provide an additional 10-30% of completed application code, and the Company believes its industry-specific templates will provide 5-15% more of such code. Using the Company's templates, distributed applications can be rapidly developed either by the Company's professional software developers, or by a client's staff. The Company believes that its family of proven, reusable templates gives it a competitive advantage by permitting its clients to obtain highly adaptable, mission-critical solutions, generally on a fixed-price basis and in six to twelve months.

INDUSTRY BACKGROUND

     The combined demands of global competition, deregulation, organizational restructuring and rapid changes in products and markets are increasing the competitive pressures on businesses. Many organizations are responding by improving the efficiency and effectiveness of their operations through the enhancement and reengineering of fundamental business processes. In this context, automation of real-time, event driven processes, including the integration of an organization's various business functions, can be a significant component of achieving competitive advantage and responding to rapidly changing market conditions.

     In order to better operate their business, many organizations are deploying powerful client-server and peer-to-peer distributed computing environments connected by local and wide area networks that permit information and business functions to be distributed globally. These distributed computing environments typically consist of a heterogeneous mix of complex new and legacy hardware and software platforms, which require highly sophisticated software in order to address this complexity, support distributed operations, provide access via the Internet and Intranets, and manage diverse, interrelated and dynamic information.

     Traditional software development techniques which involve line-by-line construction of large, monolithic software programs are inefficient in responding to the challenges created by the emergence of business process automation using distributed computing environments. The Company believes that such methods are time consuming, error prone and are difficult to adapt to rapidly changing business demands.

     A newer approach to software development, object-oriented programming, responds to many of these limitations. Object-oriented programming languages, such as C++, enable software developers to realistically model the complexities of large-scale, dynamic systems, and to develop, maintain and evolve complex programs more quickly and with a higher level of reliability than is often possible using traditional software development methodologies. While object-oriented technology can address many software development problems, it is a relatively new and sophisticated approach which many in-house information technology departments are not yet capable of exploiting.

     In order to obtain business solutions that utilize state-of-the-art technologies, some organizations have hired information technology services providers to develop customized software applications. However, this approach is relatively expensive, time consuming and labor intensive, and has a relatively low success rate. In addition, many customized software development solutions require that an organization obtain numerous software development tools, often from several vendors, such as a graphical user interface ("GUI") tool, a relational database management system ("RDBMS") and a networking communication tool. The integration of these technologies into customized solutions often presents additional complexity and challenges and contributes to project failure.

     Another approach is to purchase pre-packaged off-the-shelf software applications. These pre-developed applications provide a fixed set of functionality that is quickly deployable. However, by their nature, off-the-shelf solutions allow only a limited amount of customization which may require an organization to change the way it operates in order to fit the business model inherent in the pre-developed solution. Moreover, as an organization's business processes change, it can be difficult to modify an information system that relies on an off-the-shelf solution.

     As a result of the limitations of these traditional approaches to information technology development and the increased complexity and sophistication required to meet new distributed computing challenges, businesses are increasingly demanding customizable, robust solutions to business processing needs which can be quickly developed and deployed in a cost effective manner. They are also demanding solutions which are adaptable and proven to work in mission-critical operational settings. Moreover, these organizations require solutions that are capable of integration with existing legacy systems and databases, as well as pre-packaged software. Organizations require business-critical solutions that support group collaborative analysis or decision making within a department or spanning many departments in a company. Such solutions are driven by, and must be responsive to, real-time events governing critical business processes and must provide GUIs that are easy to use and make information analysis more intuitive. While these solutions often reside on multiple computers dispersed throughout a network of heterogeneous hardware and software environments, they must provide immediate access to databases or real-time sources.

THE TEMPLATE SOLUTION

     The Company's enterprise-wide, business solutions combine the best features of customized solutions with those of off-the-shelf solutions by providing the following:

     Proven Reusable Templates. With over one million lines of reusable code already developed into templates, the Company and its customers begin each project with up to 90% of the code necessary for a complete, customized functioning application already complete. This pre-developed code typically represents the part of the application that is the most difficult to build and maintain. By requiring only company-specific knowledge and processes on any given project, the Company believes that its solutions are faster and less expensive to develop than customized software development solutions and more flexible and tailored than off-the-shelf software applications.

     The Company's templates are essentially collections of integrated object frameworks which represent largely completed applications and have been used to develop mission-critical applications for over 300 customers. The Company's templates differ from a framework in two ways: first, they require minimal development to produce a completed application because they contain significantly more pre-written code than a single framework and second, they embody a pre-developed integrated architecture which allows functionality, including that of an organization's legacy systems to be added or adapted with very little time-consuming low level programming. Thus, use of these templates speeds application development, allows very large-scale code reuse, eliminates errors of omission and simplifies the automation of complex business processes. The Company's templates provide increased gains in productivity over a component-based approach to code reuse because they provide an integrated structure, common data representation, dynamic operations and architectural integrity.

     Simple Automation of Complex Business Processes. The Company's visual development environment allows clients to focus on incorporating business logic into a solution rather than on complex technical details.

With the Company's visual, object-oriented development environment, developers and end-users can rapidly build applications that automate and integrate business processes such as credit checking, order handling and inventory management. From its history of working closely with its many clients, the Company believes that it has gained a high level of expertise in complex business processes and such expertise is embedded in the Company's templates for the benefit of its clients. The close mapping between a business process and the application architecture embodied in the Company's templates enables developers and end-users to more easily design, maintain and reuse applications. This also enables end-users to participate in the development of business process solutions resulting in more successful implementations.

     Iterative Design Approach. To more effectively accomplish a client's business process objectives, the Company applies an iterative approach to software design and deployment that permits refinement of the Company's solutions through successive variations of the completed application. Given the complexity associated with the modeling of enterprise-wide business processes, large-scale solution designs are typically altered substantially between the concept stage and the finished product. The Company's iterative design approach facilitates this process while allowing delivery of a working application at each iterative stage. The Company believes this approach encourages client feedback, enables end-users to participate in the application development process and leads to greater congruence with client needs and expectations.

     Fixed Price, Fixed Timetable. The market for information technology solutions has been characterized by significant delays and cost overruns. By contrast, the Company's iterative design approach permits the Company and its clients to agree on the nature of project deliverables and a fixed price, as well as a fixed timetable for the project at the commencement, and at each successive stage of a project engagement. The Company believes that its willingness to offer a fixed price and a fixed timetable for complex business solutions differentiates the Company from many of its competitors.

     Scalability. The Company's templates employ a more powerful distributed architecture than many current client-server systems. The Company's technology supports both client-server and peer-to-peer distributed architectures. Together these two architectures more closely model an organization's actual enterprise-wide business processes. This allows automated systems to scale rapidly through a replication methodology as the volume of users and transactions increases.

     Platform Independent Solutions. The Company's powerful and easy to use family of templates provides organizations with an efficient and cost-effective method for developing new applications and can be easily integrated with disparate new and legacy systems, existing business applications and emerging technologies. The Company's templates support a variety of industry standards for operating systems, RDBMSs, GUI tools, Web browsers, communication protocols and compilers. This gives both the Company and its clients the flexibility to utilize multiple suppliers and enables the integration of new systems and legacy systems.

STRATEGY

     The Company's objective is to be the leading provider of mission-critical, distributed business solutions. The Company's strategy incorporates the following key elements:

     Focus on Large and Growing Market for Enterprise-Wide, Mission-Critical Solutions. The Company intends to leverage its comprehensive family of proven, reusable templates to offer robust, complete solutions that address large-scale, mission-critical applications. The Company believes that global trends toward enterprise-wide business process automation will cause the large market for such applications to grow rapidly. The flexible, open architecture and reusable code of the Company's templates enable the rapid development and deployment, at relatively low cost, of enterprise-wide solutions that are interoperable and scale from small working groups and departments to an entire organization with thousands of users over a distributed network. The Company believes that its family of proven, reusable templates, which contain the Company's significant business process knowledge, gives it an advantage over most of its competitors by permitting its clients to obtain robust solutions for mission-critical applications generally at a fixed and relatively low cost and on a fixed and relatively rapid timetable (typically six to twelve months).

     Continue Development of Specialized Templates. The Company has introduced two cross-industry templates which, when added to the Company's foundation templates, provide a more complete solution for specialized applications such as workflow management or systems management. The Company also intends to introduce new cross-industry templates, such as a customer care template. In addition, the Company intends to leverage its industry knowledge and expertise in selected markets to develop various industry-specific templates, which will provide specialized features and functions to address special needs of vertical markets, such as integrated order handling for telecommunications companies.

     Concentrate on Selected Vertical Markets. The Company has identified strategic vertical markets with business-critical needs which can be addressed by the Company's enterprise-wide, mission-critical solutions. These are information intensive industries with large, distributed business processes and complex legacy application development environments. The Company has targeted its sales and marketing efforts on the telecommunications, financial services, manufacturing, energy and transportation industries, as well as on government agencies. The Company intends to leverage its existing relationships and expand its sales and marketing efforts to further increase market share in these industries, as well as in other selected vertical markets.

     Expand Distribution Channels. The Company's distribution strategy involves a combination of direct sales and sales through systems integrators, value added resellers, distributors and independent software vendors to reach the broadest customer base in its targeted markets. The Company's strategic relationships with development partners, systems integrators, value added resellers and independent software vendors are a key part of its strategy to quickly establish the widespread use of the Company's templates. In particular, the Company intends to work closely with its strategic partners to develop new solutions of which the Company's reusable templates and visual development tools are an integral part. The Company will continue to strengthen its existing strategic relationships while forging new relationships with key industry participants. The Company has begun to complement its indirect distribution channels with greater direct sales resources in certain vertical industries and markets.

     Capitalize on the Emerging Internet/Intranet Market Opportunity. The Company believes that the Internet and the Web will become increasingly important to organizations utilizing distributed computing. Because the Company incorporated Internet and Web technologies into its products, business processes automated with the Company's solutions can be accessed from anywhere in the world by the customers, suppliers and employees of an enterprise. The Company believes that the combination of Internet and Web accessibility, large-scale business process automation and integration inherent in the Company's products position it to exploit the extension of information technology to new markets, such as electronic commerce.

TECHNOLOGY

  Advanced Technologies

     Over the past two decades, a series of highly publicized new technologies, such as object-oriented programming and the Internet, have been introduced or widely adopted in the software industry each of which was expected to revolutionize the way software is developed or used. Although valuable advances, none of these technologies alone can solve all of the challenges associated with the explosive growth of distributed computing. Rather, in the Company's view, a combination of technologies is required to develop effective enterprise-wide business solutions for organizations with complex information processing needs.

     The Company believes that its template technology seamlessly combines the best of these emerging technologies into an architecture suited to complex, distributed, enterprise-wide solutions. These technologies include object-oriented technology, knowledge-based systems, distributed processing, GUIs, visual development, object frameworks, database technology, the Internet, the Web and Intranets. While many other software development companies and solutions providers are relying on some or even many of these advanced technologies, the Company believes that it is one of the few to integrate all of them into its solutions approach.

     All of the Company's products are designed for multi-platform hosting and broadbased interoperability. The Company's products are also designed to enable accessibility, automate business processes and integrate existing and legacy systems which the Company believes is critical in developing enterprise-wide solutions such as Internet and Web-based electronic commerce solutions. Application developers using the Company's products do not need to address the complexity of underlying heterogeneous standards because the products hide these details allowing the developer to work at a higher level. An application built for one set of standards will operate in another simply by recompiling the application.

     All of the Company's templates support Windows 95, Windows NT, Presentation Manager and Motif windowing systems for both development and deployment. The Company's templates also support standard Web browsers such as Netscape's Navigator and Microsoft's Explorer. In addition, the Company's templates support a range of operating systems, including Open VMS, UNIX, OS/2, Windows 95 and Windows NT and most popular hardware platforms, including DEC, Hewlett Packard, IBM, Pyramid, Sequent, Sun and Unisys. The Company's templates also operate in conjunction with the leading RDBMSs including Oracle, Sybase, DB2 and Informix, as well as the Microsoft ODBC interface.

  Network Computing and Electronic Commerce

     The Company has been building large-scale distributed systems that operate in networked environments since 1984. The Company believes that this experience has afforded it the opportunity to try many technical approaches to implementing such systems under real world conditions. For example, the Company recognized early in its development process the value of TCP/IP as a standard protocol for integrating heterogeneous computer hardware and operating systems. As a result, the Company's products and solutions have been capable of exploiting this standard protocol for the Internet and Intranets since their emergence. In addition, the Web, which is an extension of the Internet, offers a standard, low cost graphic access device for customers and suppliers to directly interact with the automated processes of an enterprise. The Company has integrated this technology into its products so that a standard Web browser can be used to access any application built with the Company's products.

     The Company believes that solutions in the area of electronic commerce must have three fundamental characteristics: broadbased accessibility, the ability to automate business processes and the ability to integrate legacy systems. The Company believes its solutions offer all three of these characteristics. First, because the Company incorporated Internet and Web technologies into its products, business processes automated with the Company's solutions can be accessed from anywhere in the world by customers, suppliers and employees of an enterprise. Second, the Company's products are specifically targeted at the development of large-scale, enterprise-wide solutions making them ideal candidates for business process automation. Third, the Company's products are designed to integrate existing systems, such as an organization's legacy systems, or systems external to an organization such as a credit check reporting service. The Company believes that the combination of Web accessibility, large-scale business process automation and integration inherent in the Company's products position it to provide solutions to companies seeking to exploit the extension of information technology to new markets, such as electronic commerce.

  Template-Based Code Reuse

     The software industry in general is pursuing a strategy of software reuse. Reuse is important because building large and complex systems that automate multiple business processes may otherwise be economically impractical to develop using traditional methodologies. Recently, the industry has attempted to reuse software code principally through the use of objects and object frameworks. An object is a small piece of code that encapsulates the data and logic associated with some function or service, such as formatting the current date. If properly conceived and implemented, objects can be reused in many different applications. Object frameworks are collections of related objects that perform some function or service on a larger scale such as providing the mechanism for all graphic displays for an application.

     This component-based approach to reuse works well with small, less complex applications. However, its effectiveness is limited when applied to large, complex applications because the number of objects required to attain large-scale reuse can number in the thousands. The Company believes that this large number becomes logistically difficult, particularly with respect to maintenance and training requirements. Moreover, an organization relying on objects and object frameworks to develop a solution must still resort to traditional line-by-line software programming to integrate the components in a way that results in a customized solution. Through its early research in the mid-1980s, the Company learned of these inherent limitations of software reuse based solely on objects and object frameworks. From this research, the Company began to develop what it believes is the next logical step in the evolution of software reuse technology: templates.

     The Company's templates are essentially collections of integrated object frameworks which represent largely completed applications. The Company's templates differ from a framework in two ways: first, they require minimal development to produce a completed application because they contain significantly more pre-written code than a single framework and second, they embody a pre-developed integrated architecture which allows functionality, including that of an organization's legacy system to be added or adapted with very little time-consuming low level programming. Thus, use of the Company's templates speeds application development, allows very large scale code reuse, eliminates errors of omission and simplifies the automation of complex business processes. The Company's templates provide increased gains in productivity over a component-based approach to code reuse because they provide an integrated structure, common data representation, dynamic operations and architectural integrity. In addition, code reuse with a template is implicit and, therefore, a developer relying on templates to construct an application is not required to know the attributes of the framework being reused. By contrast, with a components-based approach, a developer must explicitly design the application with specific reusable frameworks in mind, write code to integrate the frameworks and understand the complex semantics associated with each object in the framework.

  Visual Development Environment

     The Template approach consists of using its template-based technology combined with its visual development environment to produce applications through an iterative process. Rather than programming at a detailed language level to fill in a template, the Company's products include a visual development environment that allows developers to accomplish this task using visual editors thereby limiting greatly the need to resort to line-by-line programming. Thus, many of the development activities associated with constructing an application, such as process definition, object modeling and GUI implementation, can be accomplished through the use of visual editors. With the Template approach, developers need to employ traditional line-by-line programming only when specialized behavior must be modeled that has not already been defined through the Company's visual editors. The Company is currently enhancing and plans to continue to enhance its visual development environment with new releases of its products.

     Visual development is important for two reasons. First, it enhances the high productivity associated with template-based development. Second, and perhaps more importantly, it greatly expands the types of people in an organization capable of developing software applications. Currently, large-scale or complex software systems are generally developed for organizations by highly trained software engineers. In the Company's view, this greatly inhibits the use of information technology as a competitive tool for many organizations. Visual development enables non-programmers to participate in the development of software applications. Through the use of properly designed visual development environments, the Company believes that the people who actually run the business (so-called "knowledge workers"), can directly incorporate their knowledge into the automation of business processes. The Company believes that this capability will ultimately result in systems being built by those who best understand the challenges of the business.

  Integrated Family of Reusable Templates

     The Company has developed a robust family of general, broadly targeted "foundation" templates that it uses to build custom, enterprise-wide business solutions. These general foundation templates support the development of any distributed application (client-server or peer-to-peer). On top of these foundation templates, the Company has developed several specialized, more narrowly focused cross-industry templates that address common types of business processes, including workflow processes characterized by complex routing and processing of information and systems management processes characterized by real-time monitor and control of complex systems. The Company expects that its cross-industry templates will substantially reduce development time by permitting even greater code reuse than is achievable using a foundation template alone. The Company is also currently developing a library of industry-specific templates designed to be layered on top of the cross-industry templates in order to provide targeted industries with nearly completed applications requiring very little final development. The Company expects to deliver its first industry-specific template, an order handling application for a telecommunications service management system, in the first half of 1997.

     As one moves up the hierarchy of templates, the Company's visual tools become increasingly accessible to knowledge workers, rather than only to developers or software engineers. The amount of code that remains to be developed for a complete solution diminishes as one ascends the hierarchy. If an application is built using only the Company's foundation templates, approximately 65-75% of the code would typically be provided as reusable code and the remaining 25-35% of the code would typically be developed by software engineers. However, if one of the Company's cross-industry templates and an industry-specific template of the type currently being developed by the Company are used, the Company believes that only approximately 10% of the ultimate code would have to be produced and most of this would be done by knowledge workers.

     The following diagram illustrates the Company's hierarchy of templates and how they are designed to be used together to provide as much prewritten software code as possible in developing customized applications:

                         [TEMPLATE HIERARCHY PYRAMID]


                                  CUSTOMIZED
                                     CODE
                              Approximately 10%

                              INDUSTRY-SPECIFIED
                                  TEMPLATES*
                             Approximately 5-15%

                                CROSS-INDUSTRY
                                  TEMPLATES
                             Approximately 10-30%

                             FOUNDATION TEMPLATES
                             Approximately 65-75%
                               of Required Code

------------------
* Under Development



                              Template Hierarchy

PRODUCTS AND SERVICES

     The Company's product portfolio currently includes two foundation templates (SNAP and Web Template) and two cross-industry templates (System Management Template and Workflow Template). These templates have been designed to interoperate seamlessly and each includes an integrated suite of visual development tools to enhance the functionality and rapid development of specific business solutions. The Company also intends to introduce new specialized templates which are complementary to its existing family of templates and which address both existing and emerging market needs.

  Foundation Templates

     SNAP. SNAP is an application development template for creating complex, scalable, distributed enterprise-wide solutions. SNAP, which is based on an object-oriented fifth generation specification language, is designed to promote large-scale code reuse and provides knowledge-based inferencing and dynamic event handling. The reusable software in SNAP provides the foundation for up to 65%-75% of the code for distributed, multi-process applications, including two and three tier client-server and peer-to-peer applications. SNAP includes built-in components and functionality including dynamic graphical user interfaces, storage capabilities for database and file access, facilities to integrate with class libraries and legacy applications and advanced communications protocols. SNAP also provides interprocess communications that provide dynamic object sharing and updating which enable the reconfiguration or scaling of distributed applications with little or no code changes. To achieve this, SNAP provides a facility called the Shared Information Base ("SIB") which enables interprocess communication among applications running on a single hardware platform or multiple heterogeneous platforms. Because multiple SNAP application processes can communicate on a peer-to-peer basis through a shared information base, a developer can easily scale an application up from a single workstation to a dispersed network of multiple workstations.

     The Company believes that SNAP offers several performance advantages. Since the object model of an application developed with SNAP resides in memory, access and processing time are more rapid and efficient than traditional database-centered applications which expend significant time in input/output operations. SNAP provides the option to use C or C++ code (or any code that will link with C code) for any particular time-critical process, while retaining the advantages of the SNAP environment for all other aspects of the application. Since processes can be distributed, any time-critical elements or system bottlenecks can be moved to a platform with suitable CPU performance. The SIB facility provides a mechanism for isolating and relocating those elements.

     Web Template. Web Template is an application development template for creating Web-based, enterprise-wide solutions. Web Template incorporates SNAP's functionality and enables the dynamic generation in real-time of Hypertext Markup Language ("HTML"). As a result, solutions developed with SNAP can be deployed across the Internet and Intranets using Internet protocol with HTML coding. Web Template supports leading web browsers and servers, including those developed by Netscape Communications Corporation and Microsoft Corporation. Web Template also takes advantage of emerging standards such as HTML 3.0 and Java.

  Cross-Industry Templates

     Workflow Template ("WFT"). WFT is an application development template for creating workflow solutions that automate and provide real-time management and control of the functions and tasks involved in a business process, such as claims processing and order fulfillment. WFT incorporates SNAP's functionality and provides the foundation for up to 90% of the code for most workflow solutions. WFT is based on a business operations model which enables easy development of a rules-based, process oriented workflow system. WFT provides the versatility to develop workflow solutions that range from departmental systems to production and enterprise-wide systems. WFT includes nine high-level editors which provide the visual tools for workflow business process engineering, analysis and design.

     System Management Template ("SMT"). SMT is an application development template for creating system management solutions that provide real-time monitoring and control of complex physical processes, such as pipeline management and computer network management. SMT enables organizations to develop solutions that monitor the status of complex systems and gives people in an organization the ability to rapidly change the elements of the system. SMT incorporates SNAP's functionality and provides the foundation for up to 90% of the code for most system management solutions. SMT tightly integrates key management and operation services for system management with built-in components for managing and routing commands, monitoring and managing the system management application, filtering and routing system problems and providing and regulating access control. SMT also provides a comprehensive list of class libraries, configuration tools and a base application for system management application development.

     Customer Care Template ("CCT"). The Company intends to develop CCT, a new cross-industry template for customer care functions. Customer care is a broad set of business process applications aimed at across-the-board improvement in the delivery of services and products to customers. Customer care touches nearly all aspects of an organization's business processes and the Company believes that organizations with advanced customer care functions will be better positioned to capitalize on the trend toward electronic commerce. CCT will be capable of incorporating SNAP, SMT, WFT and Web Template functionality and provide a customer service solution that integrates customer care processes, such as order handling, invoicing and collection, and problem handling, with service and product development and maintenance processes, as well as network and systems management processes.

  Industry-Specific Templates

     The Company intends to extend its family of foundation templates and cross-industry templates to include industry-specific templates. The Company is currently developing a customer care template for the telecommunications industry ("Telco-CCT"). In the future, the Company intends to generalize these components to develop other templates such as customer care for the electric power industry. The Company has designed its proposed Telco-CCT template on a model for customer care based on standards established by the Network Management Forum ("NMF"), a consortium of over 180 companies in the telecommunications industry. As a result, Telco-CCT is being developed from the start based on common industry terminology and standards. The Company has incorporated into the Telco-CCT the Customer Care model of the NMF using the Company's visual tools. To date, the Company has completed a working model of the order handling function of Telco-CCT based on the NMF model. By basing Telco-CCT on the NMF standard, the Company believes that this product will give it an advantage over competitors. First, a telecommunications system that is developed with Telco-CCT will be capable of interoperating with systems owned by other telecommunications companies. Also, new entrants in the industry will be able to use the systems created with these templates with the confidence that they will be in conformance with industry standards.

  Services

     The Company has a comprehensive service organization that is designed to ensure successful implementation and use of its family of templates. The Company believes its customers' success in implementing and using the Company's templates is critical to sustaining its reference customer base. The Company provides its customers with software-related services to specify, design, develop, and deploy the software applications necessary to meet its customers' business process needs. These services may be performed by third-party integrators, independent consultants or Company personnel, depending on the nature and complexity of the request. The Company believes that the availability of its software-related services is a key factor in customer purchasing decisions.

     The Company's services have been and are expected to continue to be an important source of revenues and software development projects. The fees for the Company's services are typically fixed in advance of each stage of the software development process for which the Company has been engaged.

     The Company also has a government business unit comprised of approximately 25 people who provide technical services to government agencies. The principal function of this group is to administer certain classified contracts between the Company and an agency of the federal government. The nature of this work is technical design and software development which the Company has been performing for the federal government since 1977. Government contracts, by their terms, generally can be terminated at any time by the government, without cause, for the convenience of the government. If a government contract is so terminated, the Company would be entitled to receive compensation for the services provided or costs incurred at the time of termination and a negotiated amount of the profit on the contract to the date of termination. In addition, all government contracts require compliance with various contract provisions and procurement regulations. The adoption of new or modified procurement regulations could adversely affect the Company or increase its costs of competing for or performing government contracts. Any violation (intentional or otherwise) of these regulations could result in the termination of such government contracts, imposition of fines, and/or debarment from award of additional government contracts. The termination of any of the Company's significant government contracts or the imposition of fines, damages, or suspension from bidding on additional government contracts could have a material adverse effect on the Company.

CUSTOMERS AND MARKETS

     As of December 31, 1996, the Company has licensed its technology or provided software-related services to over 300 customers in a wide variety of industries worldwide. To date, the Company's marketing efforts have been directed toward a diverse group of industries, including manufacturing, energy, telecommunications, transportation, healthcare and financial services, as well as federal government agencies.

     The Company believes that the following is a representative list of the Company's recent or current customers:

-------------------------------------------------------------------------------------------------
      INDUSTRY                  CUSTOMER                            APPLICATION
                        -                          -
Energy                  ENRON Corp.                Gas pipeline control and management
                        Electronic Power           Power monitoring and personnel training
                          Research Institute
                        Siemens Corporation        Power distribution management

Financial               Valores Mexicanos          Brokerage trading
                          Soluciones
                        First Data Resources       Consumer promotion data analysis

Healthcare              United HealthCare          Claims adjudication and processing
                          Corporation

Government              United States Air Force    Visual tool development
                        NASA Jet Propulsion        Control and monitoring of a deep space probe
                          Laboratory
                        Various other agencies     Systems engineering

Transportation          Northwest Airlines         Maintenance scheduling
                          Corporation
                        Northrop-Grumman           Air traffic control
                          Corporation
                        S.N.C.B. (Belgium          Control of high speed trains
                          National Railways
                          Company)
                        UPS                        Scheduling of airplane maintenance and repair

Telecommunications      Unisys Corporation         Network monitoring and control
                        Vyvx, Inc.                 Management of terrestrial video transport
                                                     networks

     Because of the costs involved in implementing a solution, clients undertake projects on an irregular basis and the amount of work performed for clients may vary from year to year. There can be no assurance that the Company will perform additional projects for any client.

     Historically, with the exception of the federal government, organizations that provide in excess of 10% of the Company's revenues have changed from year to year. Revenue accounted for by the federal government has remained relatively constant in recent years although, as a percentage of revenue, this business has declined in recent years and is expected to decline further as a result of the growth of revenue from non-government sources. For the fiscal year ended November 30, 1996, each of First Data, Wellspring and the federal government accounted for more than 10% of the Company's total revenue representing an aggregate of approximately 67.3% of total revenue, or 19.5%, 27.8% and 20.0% of total revenue, respectively. Based on a recent restructuring of the Company's agreement with Wellspring, the Company does not anticipate that Wellspring will account for 10% of the Company's total revenue in 1997.

     The following examples illustrate how selected organizations are using the Company's products and services:

     UPS, one of the largest transportation companies in the world, needed an application to help manage the maintenance of its extensive aircraft fleet. UPS used the Company's technology to develop a set of business processes designed to assist with maintenance work to be performed, schedule qualified personnel, interface with existing inventory management and tool control systems, and help improve data accuracy, consistency and timeliness. UPS selected the Company's technology for this complex, distributed system because of its functionality, integrated tool set and sophisticated communications infrastructure. The Company and UPS completed development of this complex, heterogeneous, distributed application and deployed it in several dozen cities in less than one year.

     S.N.C.B. (Belgium National Railways Company), a major railway company in Europe, needed a software system to automate railroad traffic control systems. The Company's technology enabled a real-time, distributed traffic management system for high-speed trains. The system provided a graphic representation of rail lines for estimated and real-time train schedules, mapped rail routes from data and developed dispatcher dialogue modules for traffic management. The application was created with six people in approximately 21 months.

     Unisys Corporation used the Company's technology to create Single Point Operations ("SPO"), a commercial product which provides a single console for managing multiple computer systems. SPO provides a logical means of automating and centralizing system operations so that one operator can monitor and control multiple systems. SPO allows a user to manipulate the system console from a window in the workstation. In addition, applications which are running remotely on mainframes can interact with the SPO platform. SPO provides high level displays which depict the activity and status of each system being monitored. Unisys has installed this system in over 150 locations to automate and centralize the running of clients' data centers.

SALES AND MARKETING

     To reach a broad potential customer base, the Company has pursued multiple distribution channels, including a direct sales force, as well as third party relationships with distributors, value added resellers and systems integrators. The Company's direct sales force focuses on large customers and leverages its industry experience to access target organizations within particular vertical markets. These markets are characterized by business areas to which the Company's services and technology are particularly well-suited, and by participants who possess the financial resources and scale of operations necessary to support the engagement of service providers such as the Company. The Company identifies leading organizations in each industry and seeks to provide an initial solution that builds on one of the Company's reusable software templates. Once an initial project has been successfully completed, the Company seeks to offer additional services that automate and enhance other business processes for the client. The Company intends to target additional industries in which its business area experience and advanced software technology expertise can be applied.

     An important element of the Company's sales and marketing strategy is to expand its relationships with third parties to increase market awareness and acceptance of Template software solutions. To enhance marketing and distribution channels, the Company has established strategic relationships with distributors, value added resellers and systems integrators. The relationships with each of these groups generally provide for training and other support necessary to promote the market acceptance of the Company's products. The Company has also formed business alliances with certain distributors, value added resellers or systems integrators through which these parties include Template products and services in bids they submit for systems projects.

     Internationally, the Company's sales and marketing efforts have been focused on the European market. The Company has a direct sales force which operates from the Company's wholly-owned subsidiary in the United Kingdom. Recently, the Company has also taken several steps to significantly expand its distribution capabilities in Europe. In November 1996, in connection with an investment in Preferred Stock of the Company, the Company and Alcatel agreed to enter into a business relationship. See "Prospectus Summary -- Recent Developments" and "Certain Transactions." In November 1996, the Company entered into a non-binding letter of intent pursuant to which the Company agreed to acquire Krystal Ingenierie S.A. ("Krystal"), the Company's existing distributor in France. The letter of intent provides that the Company will issue up to 93,750 shares of Common Stock to the shareholders of Krystal in exchange for all of the capital stock of Krystal and cancellation of certain indebtedness of Krystal to its principal shareholder. In addition, the Company has entered into a non-binding letter of intent to distribute its products and solutions in Germany through a joint venture 51% owned by the Company, and 49% owned by a German software distributor. The Company intends to continue to expand its international sales and marketing efforts to include areas beyond Europe.

     As of December 31, 1996, over 20 such distributors, value added resellers and systems integrators employ or resell the Company's technology, including:

         DISTRIBUTORS                VALUE ADDED RESELLERS            SYSTEMS INTEGRATORS
     Krystal Ingenierie(1)                    EDS                      Daxus Corporation
     Contemplate B.V.I.O.        Northrop-Grumman Corporation                 EDS
  Template Software, GmbH(2)          Siemens Corporation              Groupa Solucinos
                                      Unisys Corporation            GTE Government Systems
                                                                     Hernandez Albin, S.C.
                                                                              IBM
                                                                        WILOGS Company

(1) The Company has entered into a non-binding letter of intent to acquire this distributor.
(2) Pending consummation of distributorship joint venture which is currently subject to a non-binding letter of intent.

     The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients. These techniques include exhibiting at trade shows, authoring articles and presenting papers regarding the Company's solutions and technology, holding seminars for clients and prospective clients on technology and industry issues and direct mail marketing. In accordance with government contracting requirements, the Company's marketing and sales efforts toward defense industry clients that are governmental agencies or instrumentalities are limited to responding to requests for proposals and participating in competitive bidding.

     Existing clients are also an important component of the Company's marketing strategy. The Company's process of building open systems applications on an incremental basis results in flexible systems which can support additional applications as a client's needs develop or change. Follow-on projects leverage sales and marketing resources and strengthen the Company's client relationships.

CUSTOMER TRAINING AND SUPPORT

     The Company believes that a high level of customer support is important to the successful marketing and sale of the Company's solutions. The Company employs a team of technical specialists to provide support services ranging from design and application engineering support to full-scale application development and turnkey solutions. The typical direct sale to a client includes initial maintenance, training and consulting services. In addition, substantially all of the clients for whom the Company has developed an application elect to enter into an ongoing maintenance and support contract with the Company, which is typically for twelve months and entitles the customer to upgrades, and technical support. The Company also offers introductory and advanced classes and training programs available at the Company's headquarters and at customer sites. In addition, users of Template software can attend an annual technology forum, at which knowledge of Template software skills and customer solutions are exchanged.

     On a worldwide basis, the Company's authorized distributors, value added resellers and systems integrators also provide customers with training, product support and consulting services. Each of the Company's software distributors is capable of providing training in its respective country. In addition, many international partners and distributors, particularly independent software vendors, operate their own technology training programs.

BACKLOG

     The Company includes in backlog only signed contracts that either have milestones yet to be attained or for which the Company can make a reasonable estimate of work yet to be performed. The Company's backlog totaled approximately $2.3 million at November 30, 1996, compared to approximately $2.0 million at November 30, 1995. There can be no assurance that contracts reflected in backlog will not be canceled or delayed. Accordingly, the Company believes that backlog is not a reliable measure of future revenue.

EMPLOYEES

     As of December 31, 1996, the Company had a total of 102 full-time employees, of which 79 were technical and technical support personnel.

     The Company's success will depend in large part upon its ability to attract, retain and motivate highly-skilled employees, particularly project managers and client managers and other senior technical personnel. Qualified personnel are in particularly great demand and are likely to remain a limited resource for the foreseeable future. However, the Company believes that it has been successful in its efforts to attract and retain the number and quality of professionals needed to support present operations and future growth, in part because of its emphasis on training, its policy of promoting from within, and its methodology, which allows its personnel to progress with one client through multiple phases of a project, thereby maximizing the learning process and maintaining the professional challenge. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain its existing project managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so.

     None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are excellent.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees and consultants that limit access to and distribution of its proprietary information. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around the proprietary rights owned by the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company has entered into source code escrow agreements with a limited number of its customers and resellers requiring release of source code in certain circumstances.

     The Company's business includes the development of custom software in connection with specific client engagements. This custom software generally uses the Company's core software technology, reusable software templates and certain software tools, which remain the property of the Company. However, in the past, the Company has generally assigned the custom software components to its clients.

     The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties (including the parties for whom the Company has been engaged to develop solutions, from which its reusable software templates have been derived) will not claim infringement by the Company of their intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected.

PRODUCT DEVELOPMENT

     Since inception, the Company has made substantial investments in product development and related activities. The Company believes that its future success will depend in large part on its ability to enhance its current family of software products, develop new products, maintain technological leadership and satisfy an evolving range of customer requirements for enterprise-wide, mission-critical distributed applications. The Company's product development organization is responsible for product architecture, core technology and functionality, product testing, visual tool development and expanding the ability of Template software to operate with the leading hardware platforms, operating systems, relational database management systems and networking and communication protocols. This organization is also responsible for new product development. In fiscal year 1996, product development expenses were $966,088. To date, the Company has capitalized certain software development costs, but in the future, as a result of the Company's change in product development, the Company anticipates capitalizing an insignificant amount of such costs. See Note 2 of Notes to Consolidated Financial Statements. Management expects that, as a result of its product development strategy, internally funded research and development costs may increase significantly in future periods. There can be no assurance that such increased research and development costs will result in the successful introduction of new products.

     The Company attempts to continuously improve its existing products in two ways. In response to market demands, the Company seeks to enhance its current family of Template products through planned releases. At the same time, the Company tries, on an ongoing basis, to expand its existing family of products by periodically introducing new template-based products. This effort to enhance existing products falls into three categories. First, the Company adds new visual development tools to increase the productivity of those using its templates. Second, the Company adds new functionality to its existing templates in the form of reusable code. Third, as new platforms and standards are introduced into the market, the Company ports its templates to new platforms and standards to enhance interoperability.

     The Company usually retains the right to enhancements of its products. However, the Company generally assigns ownership of the custom software components to its clients. The Company is currently a member of a software development consortium that includes IBM, Honeywell Corporation and ISX, Inc. This consortium is participating in the TRP, which began in 1995, through which the Company is expected to receive an aggregate of approximately $2.0 million.

COMPETITION

     The information technology consulting, software development and business solution markets include a large number of participants, are subject to rapid changes and are highly competitive. The Company competes with and faces potential competition for client assignments and experienced personnel from a number of companies that have significantly greater financial, technical and marketing resources and generate greater revenues than does the Company. These markets are highly fragmented and served by numerous firms, many of which serve only their respective local markets. Clients may elect to use their internal information systems resources to satisfy their needs for software development and technical consulting services, rather than using those offered by the Company. In the software development tools market, representative competitors of the Company include, among others, Forte Software, Inc., ViewStar Corporation, NeXT Software, Inc. and Dynasty Technologies, Inc. In the information technology consulting market, representative competitors of the Company include, among others, Cambridge Technology Partners, Inc. and TCSI Corporation. In the business solutions market, representative competitors of the Company include, among others, Oracle Corporation, Integrated Systems Solutions Corporation (a subsidiary of IBM) and Andersen Consulting, among others.

     In addition, complex client-server and peer-to-peer applications that can be developed and deployed using the Company's object-oriented, template-based solutions can also be implemented using a combination of first-generation application development tools and more powerful server programming techniques such as stored procedures in relational databases and C or C++ programming, along with the integration of networking and database middleware to connect the various components. As such, the Company also effectively experiences competition from potential customers' decisions to pursue such an approach as opposed to utilizing an application environment such as the template-based technology offered by the Company. As a result, the Company must continuously educate existing and prospective customers as to the advantages of the Company's products and services. There can be no assurance that these customers or potential customers will perceive sufficient value in the Company's products and services to justify purchasing them.

     The Company's clients primarily consist of Fortune 1000 companies, agencies of the federal government, and other large organizations, and there are an increasing number of professional services firms seeking information technology consulting and software development engagements from that client base. The Company believes that the principal competitive factors in the information technology consulting and software development industry include responsiveness to client needs, project completion time, quality of service, price, project management capability and technical expertise. The Company believes it presently competes favorably with respect to each of these factors. However, the Company's market is still evolving and there can be no assurance that the Company will be able to compete successfully against current and future competitors and the failure to do so successfully will have a material adverse effect upon the Company's business, operating results and financial condition. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate senior project managers, the ownership by competitors of software used by potential clients, the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable services and the extent of its competitor's responsiveness to customer needs.

CERTAIN REGULATORY MATTERS

     The nature of certain government contracts to which the Company is a party subjects the Company to various regulatory restrictions and limitations, including those set forth below.

     Security Clearances. Certain of the Company's government contracts require the Company to maintain facility security clearances complying with DoD requirements, including for the performance of classified work under its contracts. The Company believes that it is in compliance with these requirements. As of December 31, 1996, approximately 30% of the Company's employees possessed secret or top secret security clearances, which are required for the performance of certain of the Company's contracts. The Company has never had a contract terminated for security reasons. In connection with the purchase of Preferred Stock by Alcatel in November 1996, due to the classified nature of certain of the Company's federal government contracts, the Company was required to notify DIS that a foreign company has acquired an equity interest in the Company. DIS will review this investment to ensure that sufficient safeguards are in place to permit the Company to maintain its facility security clearance. While the Company expects that its facility security clearance will be maintained following completion of this review, no assurance can be given that DIS will not invalidate this clearance. If such clearance were invalidated, the Company's government contracts which are dependant on such clearance, representing approximately $2,730,000 of the Company's revenues during fiscal year 1996, would be terminated. The loss of these contracts would have a material adverse effect on the Company's business, operating results and financial condition.

     Government Contract Audits and Investigations. Government contractors are commonly subject to various audits and investigations by government agencies. These audits and investigations involve a review of a contractor's performance on its contracts, as well as its pricing practices, costs and compliance with applicable laws, regulations and standards. The DCAA generally audits cost-reimbursable contracts to verify that costs have been properly charged to the government. The Company has not experienced any material adverse effects as a result of these completed audits.

FACILITIES

     The Company's principal administrative, sales, marketing, and product development facility occupies approximately 40,000 square feet in Dulles, Virginia pursuant to a lease which expires in December 2006. In addition, the Company also leases a sales and support office in Atlanta, Georgia maintains an office in Arlington, Virginia for its government business unit and maintains an international office in the United Kingdom. The Company believes that its existing facilities are adequate for its current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their respective ages as of December 31, 1996 are as follows:

                      NAME                         AGE                    POSITION
------------------------------------------------   ---    ----------------------------------------
Joseph M. Fox...................................   62     Chairman of the Board of Directors
E. Linwood Pearce...............................   51     Chief Executive Officer and Director
Andrew B. Ferrentino............................   56     President, Secretary and Director
Kimberly E. Osgood..............................   40     Chief Financial Officer
David L. Kiker..................................   37     Vice President of Technology
J. Kelly Brown..................................   42     Vice President of Federal Business Unit
Randall K. Maroney..............................   48     Vice President of Business Development
Benjamin J. Martindale, II......................   45     Vice President of Marketing
Richard H. Collard..............................   47     Vice President of European Operations
Duane A. Adams(1)(2)............................   58     Director
Alan B. Salisbury(1)(2).........................   59     Director

---------------
(1) Each of Drs. Adams and Salisbury have agreed to serve as a director upon completion of this offering.
(2) Each of Drs. Adams and Salisbury have agreed to serve on the Compensation Committee and Audit Committee upon completion of this offering.

     Joseph M. Fox has served as Chairman of the Company since 1978. Mr. Fox reorganized the Company into its current line of business in 1978. From 1956 until 1977, he was employed by IBM, the last seven years as Vice President of its Federal Systems Division, where he oversaw a software development unit comprised of over 4,000 employees and was responsible for many major projects including the automation of the Air Traffic Control System in the United States and the United Kingdom and the automation of the ground and on-board NASA Shuttle control system.

     E. Linwood Pearce joined the Company in November 1991 and since that time has served as its Chief Executive Officer and as a director. From July 1988 to April 1991, Mr. Pearce was Executive Vice President of Sales, Marketing and Business Development for Sage Software, Inc. (the predecessor to Intersolv, Inc.). From October 1985 to May 1988, Mr. Pearce was Executive Vice President and Chief Operating Officer of Software AG of North America. From 1967 to September 1985, Mr. Pearce was employed by Applied Data Research, a software products and services company, most recently as Vice President of Field Operations.

     Andrew B. Ferrentino joined the Company in April 1979 as Vice President and in 1984 was appointed President and a director. From November 1977 until April 1979, Mr. Ferrentino served as a Senior Technical Consultant to Satellite Business Systems, Inc., a satellite communications company, where he was responsible for new business development. From 1966 to November 1977, Mr. Ferrentino served in various management capacities for IBM's Federal Systems Division, most recently as a Manager of Advanced Technology.

     Kimberly E. Osgood joined the Company in May 1983 as Controller and in March 1993, was appointed to serve as Vice President of Finance and Administration. Ms. Osgood was promoted to Chief Financial Officer of the Company in September 1996. Prior to that time, Ms. Osgood was employed by the Ralph M. Parsons Company for four years where she was responsible for government contract oversight.

     David L. Kiker joined the Company in November 1985 as a software engineer and in June 1991, was appointed to serve as Vice President of Technology. Prior to that time, Mr. Kiker was employed by the National Biomedical Research Foundation for five years where he was responsible for developing software for medical research applications.

     J. Kelly Brown joined the Company in February 1990 and serves as Vice President of the Company's Federal Business Unit. From December 1987 to February 1990, Mr. Brown was employed by Quality Systems, Inc., a government contractor, most recently as Lead Systems Analyst. From July 1986 to December 1987, Mr. Brown served as Senior Knowledge Engineer of Systems Designers International, Inc., an International AI Company. From May 1979 to July 1986, Mr. Brown served as Project Manager and

Systems Engineer of Vitro Corporation, a government contractor. Prior to that time, Mr. Brown was employed by Westinghouse Corporation as a Field Engineer.

     Randall K. Maroney joined the Company in December 1992 as Vice President of Business Development. Prior to that time, Mr. Maroney served as the President of WING Corporation, a document imaging company he founded in 1988. From 1968 until 1988, Mr. Maroney served as an officer in the United States Navy. At present, Mr. Maroney is on a temporary medical leave of absence. However, the Company expects Mr. Maroney to return to full-time status during 1997.

     Richard H. Collard joined the Company in January 1995 as Managing Director of the Company's United Kingdom subsidiary. Mr. Collard was promoted to Vice President of European Operations for the Company in March 1996. Prior to that time, he was a founder and spent 10 years with Instrumatic U.K., Limited, a supplier of high technology products to professional customers throughout Europe, the last three years as Executive Vice President. Prior to that, he managed European Sales for a division of Gould Corporation and worked for Tektronix, Inc. in the United Kingdom.

     Benjamin J. Martindale, II joined the Company in December 1996 as Vice President of Marketing. From October 1995 to December 1996, Mr. Martindale served as Vice President of Worldwide Marketing for Visix Software, Inc. From May 1995 to September 1995, Mr. Martindale was Vice President of Marketing with IntelliSys Systems, Corp. From June 1988 to May 1995, Mr. Martindale served as Director of North American Marketing for Sybase, Inc.

     Duane A. Adams has consented to become a director of the Company upon the completion of this offering. Dr. Adams is the Vice Provost for Research at Carnegie Mellon University. From 1992 to 1996, Dr. Adams was the Deputy Director of the Department of Defense's Advanced Research Projects Agency. Prior to that time, Dr. Adams was an Associate Dean for Research at Carnegie Mellon University's School of Computer Science.

     Alan B. Salisbury has consented to become a director of the Company upon the completion of this offering. Since 1993, Dr. Salisbury has served as the President of Learning Tree International USA, Inc. From 1991 to 1993, Dr. Salisbury served as Executive Vice President and Chief Operating Officer of the Microelectronics and Computer Technology Corporation, a research and development consortium owned by 22 companies. From 1987 to 1991, he served as President of Contel Technology Center, the advanced research and development organization serving Contel Corporation. Prior to that time, Dr. Salisbury served in the United States Army as a Major General where he commanded the United States Army Information Systems Engineering Command. Dr. Salisbury serves on the Board of Directors of Learning Tree International, Inc., Sybase, Inc. and TelePad Corporation.

     The Company's Board of Directors currently consists of three directors and, upon consummation of the offering, will consist of five directors. Each director holds office until the next annual meeting of shareholders or until his successor is duly elected and qualified. The officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

     Effective upon consummation of the offering, the Board of Directors will consist of three classes, each of whose members will serve for a staggered three-year term. The Board consists of two Class I Directors (Mr. Fox and Dr. Salisbury), one Class II Director (Mr. Ferrentino), and two Class III Directors (Mr. Pearce and Dr. Adams). At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Director and Class III Directors will expire upon the election and qualification of successor directors at the annual meetings of shareholders to be held in 1997, 1998 and 1999, respectively.

     The Company has agreed, if requested by Alcatel, to use all reasonable efforts to nominate an Alcatel designee for election to the Company's Board of Directors and certain principal shareholders of the Company have agreed to vote all beneficially owned shares in support of such designee's election to the Company's Board of Directors. See "Certain Transactions." The Company expects that following consummation of this offering, the Board of Directors will be expanded to add a Class II Director and an Alcatel designee will be assigned to that position.

BOARD COMMITTEES

     Following the completion of this offering, the Board of Directors will have a Compensation Committee, which will make recommendations concerning salaries and incentive compensation for employees of and consultants to the Company and administer and grant stock options and awards pursuant to the Company's equity incentive plans, and an Audit Committee, which will review the results and scope of the audit and other services provided by the Company's independent certified public accountants.

COMPENSATION OF DIRECTORS

     Effective on the date of consummation of this offering, the Company has agreed to award options to acquire 25,000 shares of Common Stock to each of its independent, outside directors. Such options will be granted at the fair market value on such date and will vest over a three year period. Following completion of this offering, each director who is not an employee of the Company will receive reimbursement for expenses incurred in service of the Company as a director and will participate in the 1996 Equity Incentive Plan.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation received for services rendered to the Company during the year ended November 30, 1996 by the Chief Executive Officer of the Company and the six other executive officers who received at least $100,000 in compensation in 1996 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                                        LONG-TERM
                                                                                   COMPENSATION AWARDS
                                                          ANNUAL COMPENSATION     ---------------------
                                                         ---------------------         SECURITIES
            NAME AND PRINCIPAL POSITION(S)               SALARY($)    BONUS($)    UNDERLYING OPTIONS(#)
------------------------------------------------------   ---------    --------    ---------------------
Joseph M. Fox.........................................   $ 170,000    $57,500                 --
  Chairman
E. Linwood Pearce.....................................     170,000     57,500            100,000
  Chief Executive Officer
Andrew B. Ferrentino..................................     170,000     57,500                 --
  President
Kimberly E. Osgood....................................      87,312     13,000             43,000
  Chief Financial Officer
David L. Kiker........................................     128,000     16,000             50,000
  Vice President of Technology
Randall K. Maroney....................................      86,889     28,875 (1)             --
  Vice President of Business Development
J. Kelly Brown........................................     100,894      4,000             30,000
  Vice President of Federal Business Unit


---------------
(1) Represents sales commission.

     The following table sets forth certain information with respect to the grant of stock options by the Company to Named Executive Officers during the fiscal year ended November 30, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL
                                                                                                  REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                  INDIVIDUAL GRANTS                            ANNUAL RATES OF
                          ------------------------------------------------------------------     STOCK PRICE
                                                 PERCENT OF TOTAL                              APPRECIATION FOR
                          NUMBER OF SECURITIES  OPTIONS GRANTED TO  EXERCISE OR                 OPTION TERM(4)
                           UNDERLYING OPTIONS      EMPLOYEES IN      BASE PRICE   EXPIRATION  ------------------
          NAME               GRANTED(#)(1)        FISCAL YEAR(2)    ($/SHARE)(3)     DATE      5%($)     10%($)
------------------------- --------------------  ------------------  ------------  ----------  --------  --------
Joseph M. Fox............             --                  --               --             --        --        --
E. Linwood Pearce........        100,000               16.2%           $ 6.00        9/30/06  $377,337  $956,245
Andrew B. Ferrentino.....             --                  --               --             --        --        --
Kimberly E. Osgood.......          3,000                0.5%           $ 1.98       12/13/05  $  3,736  $  9,467
                                  40,000                6.5%           $ 6.00        9/30/06  $150,935  $382,498
David L. Kiker...........         50,000                8.1%           $ 6.00        9/30/06  $188,668  $478,123
Randall K. Maroney.......             --                  --               --             --        --        --
J. Kelly Brown...........         30,000                4.9%           $ 6.00        9/30/06  $113,200  $286,874

---------------
(1) The options granted are incentive stock options that become exercisable in increments of 25% per year beginning on the first anniversary of the date of grant.

(2) Based on an aggregate of 618,300 options granted to employees during the fiscal year ended November 30, 1996.

(3) The exercise price per share equaled the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors.

(4) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of the Common Stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised.

     The following table sets forth the number of shares covered by both exercisable and unexercisable stock options as of November 30, 1996. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the estimated price of the Common Stock as of November 30, 1996.

                         FISCAL YEAR-END OPTION VALUES


                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                      OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                                                         YEAR-END(#)            AT FISCAL YEAR-END($)(1)
                                                  -------------------------     -------------------------
                      NAME                        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
------------------------------------------------  -------------------------     -------------------------
Joseph M. Fox...................................          --  /  --                     --  /          --
E. Linwood Pearce...............................     324,680  /  100,000        $4,344,218  /  $1,338,000
Andrew B. Ferrentino............................          --  /  --                     --  /          --
Kimberly E. Osgood..............................      37,250  /  69,000         $  498,405  /  $  923,220
David L. Kiker..................................     107,500  /  77,500         $1,438,350  /  $1,036,950
Randall K. Maroney..............................      41,250  /  48,750         $  551,925  /  $  652,275
J. Kelly Brown..................................      31,250  /  48,750         $  418,125  /  $  652,275


---------------
(1) Prior to this offering, the Common Stock of the Company has not been publicly traded. The Board of Directors, in connection with grants of stock options that it makes from time to time, determines the fair market value of the Common Stock as of the grant date. For purposes of calculating the value recognized at fiscal year-end, the Company has used the deemed fair market value as of November 30, 1996, as determined by the Company's Board of Directors, of $16.00 per share.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with E. Linwood Pearce that provides that Mr. Pearce will serve as Chief Executive Officer of the Company until October 23, 1998. Mr. Pearce is currently entitled to a base salary of $170,000 per year, with bonuses and salary increases to be determined from time to time by the Board of Directors. The Company may terminate the employment agreement upon Mr. Pearce's death, disability or for cause. If the Board of Directors terminates Mr. Pearce for cause, Mr. Pearce is not entitled to severance pay. If the Board of Directors terminates Mr. Pearce without cause, Mr. Pearce is entitled to receive compensation equal to the greater of (i) the compensation due to Mr. Pearce through the end of the employment agreement; or
(ii) 12 months of salary and bonus. Mr. Pearce may terminate the agreement upon 30 days written notice to the Board of Directors.

     The Company has entered into an employment agreement with Joseph M. Fox that provides that Mr. Fox will serve as Chairman of the Board of the Company until October 23, 1998. Mr. Fox is currently entitled to a base salary of $170,000 per year, with bonuses and salary increases to be determined from time to time by the Board of Directors. The Company may terminate the employment agreement upon Mr. Fox's death, disability or for cause. If the Board of Directors terminates Mr. Fox for cause, Mr. Fox is not entitled to severance pay. If the Board of Directors terminates Mr. Fox without cause, Mr. Fox is entitled to receive compensation equal to the greater of (i) the compensation due to Mr. Fox through the end of the employment agreement; or (ii) 12 months of salary and bonus. Mr. Fox may terminate the agreement upon 30 days written notice to the Board of Directors.

     The Company has entered into an employment agreement with Andrew B. Ferrentino that provides that Mr. Ferrentino will serve as President of the Company until October 23, 1998. Mr. Ferrentino is currently entitled to a base salary of $170,000 per year, with bonuses and salary increases to be determined from time to time by the Board of Directors. The Company may terminate the employment agreement upon Mr. Ferrentino's death, disability or for cause. If the Board of Directors terminates Mr. Ferrentino for cause, Mr. Ferrentino is not entitled to severance pay. If the Board of Directors terminates Mr. Ferrentino without cause, Mr. Ferrentino is entitled to receive compensation equal to the greater of (i) the compensation due to Mr. Ferrentino through the end of the employment agreement; or (ii) 12 months of salary and bonus. Mr. Ferrentino may terminate the agreement upon 30 days written notice to the Board of Directors.

STOCK OPTION PLANS

     1986 Incentive Stock Option Plan. In 1986, the Company adopted the Company's 1986 Incentive Stock Option Plan (the "1986 ISO Plan"). The 1986 ISO Plan was amended effective January 1, 1987, and January 1, 1992. The 1986 ISO Plan provided that stock option awards could be made to eligible employees of the Company owning less than ten percent of the combined voting power of the Company's stock. The 1986 ISO Plan provided that it was to be administered by the Board of Directors. The purpose of the 1986 ISO Plan was to provide an increased incentive for the Company's employees to own the Company's stock and to put forth maximum effort to achieve long-term corporate objectives. The 1986 ISO Plan was terminated according to its terms, as amended, as of December 31, 1991, but such termination did not effect the rights of optionees under options granted pursuant to the 1986 ISO Plan.

     1992 Stock Option Plans. In 1992, the Company adopted two Incentive Stock Option Plans (the "1992 ISO Plans"), and one Nonqualified Stock Option Plan (the "1992 Nonqualified Plan"). The 1992 ISO Plans and the 1992 Nonqualified Plan (collectively, the "1992 Stock Option Plans"), were the successor equity incentive plans to the 1986 ISO Plan. The 1992 Stock Option Plans were substantially identical, except that one of the 1992 ISO Plans permitted the grant of options to acquire shares of the Company's former Class B Common Stock while the other 1992 ISO Plan and the 1992 Nonqualified Plan permitted the grant of options to acquire shares of the Company's former Class A Common Stock. See "Description of Common Stock -- Recapitalization." The 1992 ISO Plans require that the Board of Directors grant options at an exercise price not less than the fair market value per share on the date of such grant; the 1992 Nonqualified Plan has no such requirement. The 1992 Stock Option Plans were terminated effective September 30, 1996, but such termination did not affect the rights of optionees under options granted pursuant to the 1992 Stock Option Plans.

     Terms of Awards Under the 1986 ISO Plan and the 1992 Stock Option
Plans. The following is a description of the provisions of the 1986 ISO Plan, the 1992 ISO Stock Option Plans (collectively, the "Prior Plans"), and the 1992 Nonqualified Plan that apply to awards made thereunder prior to the termination of such plans. Awards to employees under the Prior Plans were made in the form of stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options") while awards to employees under the 1992 Nonqualified Plan did not meet such requirements ("Nonqualified Stock Options"). The term of each option was determined by the Board of Directors, provided that (i) the term of an option could not exceed ten years from the date of grant and (ii) effective January 1, 1987, the aggregate fair market value (as determined by the Board of Directors of the Company on the date of grant) of Common Stock with respect to which Incentive Stock Options granted a participant become exercisable for the first time in any single calendar year could not exceed $100,000. The exercise price for Incentive Stock Options must have at least equaled 100% of the fair market value of the Common Stock on the date of grant of such option. The exercise price of Nonqualified Stock Options was established by the Board of Directors at the time of grant. The exercise price is payable in cash or in such other form as the Board of Directors may determine. Stock options granted under the Prior Plans and the 1992 Nonqualified Plan are not transferable except by will or the laws of descent and distribution and may be exercised only by a participant during his or her lifetime. Unless otherwise determined by the Board of Directors, all rights to exercise or surrender options shall terminate immediately upon termination of employment if such termination results from any cause other than death, disability or retirement with the consent of the Company.

     As of December 31, 1996, options to acquire an aggregate of 2,180,915 shares of the Company's Common Stock were outstanding pursuant to the Prior Plans and the 1992 Nonqualified Plan.

1996 EQUITY INCENTIVE PLAN

     In October 1996, the Board of Directors adopted and the Company's shareholders approved the Company's 1996 Equity Incentive Plan (the "1996 Equity Incentive Plan"). The 1996 Equity Incentive Plan will serve as the successor equity incentive program to the 1992 Stock Option Plans. Options granted under the 1992 Stock Option Plans before their termination will remain outstanding in accordance with their terms, but no further options will be granted under the 1992 Stock Option Plans after this offering. The Company has reserved an additional 1,000,000 shares of Common Stock for issuance under the 1996 Equity Incentive Plan. Shares that (i) are subject to an option under the 1996 Equity Incentive Plan but cease to be subject to such option for any reason other than exercise of such option or a corresponding stock appreciation right,
(ii) are awarded under the 1996 Equity Incentive Plan but are forfeited or are repurchased by the Company or (iii) are subject to an award that otherwise terminates without shares being issued will be available for grant or issuance under the 1996 Equity Incentive Plan.

     The 1996 Equity Incentive Plan provides for the grant of stock options, stock appreciation rights, stock awards and incentive awards by the Company to its employees (including directors) and other persons who provide services to the Company or an affiliate. The maximum aggregate number of shares that may be issued under the 1996 Equity Incentive Plan pursuant to the exercise of SARs and options and the grant of stock awards is 1,000,000. The number of shares subject to the 1996 Equity Incentive Plan may be adjusted in certain circumstances as determined by the Compensation Committee of the Board. The 1996 Equity Incentive Plan is administered by the Compensation Committee of the Board, consisting of Duane A. Adams and Alan B. Salisbury, each of whom are "non-employee directors" as that term is defined under the Securities Exchange Act of 1934, as amended and "outside directors" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee, within the parameters of the 1996 Equity Incentive Plan, determines the type and terms of all stock option awards, the exercise price of stock options, employee eligibility for stock option awards and the exercise period of stock option awards. The 1996 Equity Incentive Plan permits the Compensation Committee to grant options that are either incentive stock options (as defined in Section 422 of the Code) or nonqualified stock options, on terms (including the exercise price, which may not be less than 100% of the fair market value of Common Stock on the date of grant, and the vesting schedule) determined by the Compensation Committee, subject to certain statutory and other limitations in the 1996 Equity Incentive Plan. In addition to, or in tandem with, awards of stock options, the Compensation Committee may grant participants restricted stock awards to purchase Common Stock. The terms of such restricted stock awards may be determined by the Compensation Committee. The Compensation Committee may also grant incentive awards either in addition to, or in tandem with, other awards under the 1996 Equity Incentive Plan, under such terms, conditions and restrictions as the Compensation Committee may determine, subject to limitations imposed by the 1996 Equity Incentive Plan. Awards of stock appreciation rights also may be made by the Compensation Committee. Under the 1996 Equity Incentive Plan, incentive awards may be made for the satisfaction of performance goals established in advance. The 1996 Equity Incentive Plan will terminate on October 17, 2006, unless terminated earlier in accordance with its provisions.

     As of December 31, 1996, options to acquire 85,500 shares of the Company's Common Stock were outstanding pursuant to the 1996 Equity Incentive Plan.

401(k) PLAN

     The Company currently has in place a 401(k) Plan (the "401(k) Plan"). Participants in the 401(k) Plan may contribute a percentage of their current compensation, up to the statutorily prescribed annual limit. The salary deferral contributions are made on a pre-tax basis. The Company provides a matching contribution equal to 50% of the first 4% of each employee's salary deferral. The 401(k) Plan also includes provisions which authorize the Company to make discretionary contributions. Such contributions, if made, would be allocated among all eligible employees as determined under the 401(k) Plan. Each participant is subject to a vesting schedule with respect to such matching contributions made by the Company. Distributions may be made from a participant's account in the form of a lump sum distribution upon termination of employment, retirement, disability, death, upon reaching age 59 1/2, or in the event of a financial hardship. The 401(k) Plan is intended to qualify under
Section 401 of the Code so that income earned on an employee's salary deferral contributions to the 401(k) Plan are not taxable to the participants until withdrawn from the 401(k) Plan.

BONUS PLAN

     The Company has an annual cash bonus plan for executive officers and certain other employees under which bonuses are paid based upon a combination of the Company achieving performance objectives and the employee meeting individual performance objectives.

CHANGE OF CONTROL ARRANGEMENTS

     The Compensation Committee, as administrator of the 1996 Equity Incentive Plan, will have the authority to accelerate the time at which an option or stock appreciation right may be exercised, the time at which a stock award becomes transferable or nonforfeitable, or the time at which an incentive award may be settled, including in connection with changes in control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to consummation of this offering, the Company did not have a Compensation Committee and all matters concerning executive officer compensation were addressed by the entire Board of Directors, which consisted of Messrs. Fox, Pearce and Ferrentino. Upon consummation of this offering, the Company will establish a Compensation Committee comprised of Drs. Adams and Salisbury.

                              CERTAIN TRANSACTIONS

     In September 1996, in connection with an increase to the Company's then-outstanding line of credit, the Bank released personal guarantees of the line of credit which had been given by Messrs. Fox, Ferrentino and Pearce, all of whom are directors and executive officers of the Company.

     In November 1996, Alcatel purchased 500,000 shares of Preferred Stock of the Company for an aggregate of $8.0 million. All outstanding shares of Preferred Stock will convert automatically into Common Stock upon consummation of this offering. Each share of Preferred Stock will initially convert into one share of Common Stock, but is subject to adjustment if the Company issues additional securities at a price per share of less than $13.00. Upon conversion of all the outstanding shares of Preferred Stock into Common Stock upon consummation of this offering, Alcatel will beneficially own more than 5% of the Company's outstanding Common Stock. Under agreements entered into in connection with this purchase of Preferred Stock, the Company granted certain registration rights to Alcatel with respect to sales of securities of the Company held by it. See "Description of Capital Stock -- Registration Rights." Alcatel also agreed to a "standstill" provision whereby Alcatel and any of its affiliates would not acquire beneficial ownership of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, that when added to the Common Stock beneficially owned by Alcatel or its affiliates would exceed 19.9% of the then outstanding shares of Common Stock. In connection with this investment, the Company and certain principal shareholders of the Company also entered into a Shareholders' Agreement with Alcatel. Pursuant to this Agreement, the Company agreed, among other things, to use all reasonable efforts to nominate an Alcatel designee for election to the Company's Board of Directors and certain principal shareholders of the Company agreed to vote all beneficially owned shares in support of such designee's election to the Company's Board of Directors. The Company and these principal shareholders also agreed to give Alcatel prior notice in the event the Company plans to sell certain assets or capital stock of the Company. Specifically, the Company and such principal shareholders agreed to give Alcatel written and oral notice prior to soliciting any proposal, or participating in any negotiations, regarding a sale of any significant portion of the Company's assets or any sale of Common Stock representing 5% or more of the Common Stock of the Company issued and outstanding immediately prior to such sale. The Company and such principal shareholders also agreed to promptly advise Alcatel of any request for information or any proposal by a third party with respect to the foregoing. These principal shareholders also granted to Alcatel the right to join in certain sales of Common Stock held by such shareholders. Although Alcatel does not have a right of first refusal with respect to sales of assets or issuances of Common Stock, the foregoing provisions could have the effect of making it more difficult for a third party to acquire the assets of the Company or a majority of the outstanding voting stock of the Company. The Company also granted to Alcatel the right to appoint an observer to attend meetings of the Company's Board of Directors in the event a representative designated by Alcatel is not then serving on the Company's Board of Directors. All rights and obligations under the terms of the agreements with Alcatel (except registration rights with respect to Alcatel's Common Stock) will terminate if Alcatel ceases to own in the aggregate at least 3% of the Company's fully-diluted Common Stock. In connection with this purchase of Preferred Stock, the Company and Alcatel agreed to enter into a business relationship. See "Prospectus Summary -- Recent Developments."

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of Common Stock as of the date of this offering and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) the Selling Shareholders and (v) all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, each person or entity has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person or entity:

                                            SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                   OWNED                                   OWNED
                                            PRIOR TO OFFERING(1)     NUMBER OF       AFTER OFFERING(1)
                                            --------------------    SHARES BEING    --------------------
       NAMES OF BENEFICIAL OWNERS            NUMBER      PERCENT      OFFERED        NUMBER      PERCENT
-----------------------------------------   ---------    -------    ------------    ---------    -------
Joseph M. Fox+...........................   1,226,667(2)   44.7%       323,000        903,667      21.8%
E. Linwood Pearce+.......................     447,144(3)   16.2         75,000        372,144       9.0
Andrew B. Ferrentino+....................     640,857(4)   23.3        150,000        490,857      11.8
Alcatel++................................     500,000      18.2         --            500,000      12.1
Kimberly E. Osgood+......................      42,000(5)    1.5         10,000         32,000      *
David L. Kiker+..........................     122,500(6)    4.5         20,000        102,500       2.5
J. Kelly Brown+..........................      36,250(7)    1.3          8,000         28,250      *
Randall K. Maroney+......................      53,750(8)    2.0          9,000         44,750       1.1
Richard H. Collard+......................      37,500(9)    1.4          8,000         29,500      *
Duane A. Adams+..........................      --          --           --             --          --
Alan B. Salisbury+.......................      --          --           --             --          --
All Executive Officers and Directors as a
  group (11 persons).....................   2,619,168      74.0        603,000      2,016,168      48.6

       OTHER SELLING SHAREHOLDERS
-----------------------------------------
Robert H. Krieble........................      83,333       3.0%        28,000         55,333      *
  Robert H. Krieble Associates
  1 Gold Street, #24 H
  Hartford, CT 06103
J. William Middendorf....................      50,000       1.8         17,000         33,000      *
  565 West Main Road
  Little Creek, RI 02837
James Reggia.............................     100,922       3.7         15,000         85,922       2.1%
  7238 Dockside Lane
  Columbia, MD 21045
John J. Collins, Jr......................      80,000(10)    2.9        20,000         60,000       1.4
  24362 3 Widgeon Place
  St. Michaels, MD 21663
William J. Fox...........................      20,000      *             7,000         13,000      *
  174 R. Mystic Valley Parkway
  Winchester, MA 01890
Paul D. Fox..............................      20,000      *             5,000         15,000      *
  7000 Tilden Lane
  Rockville, MD 20852
Lucy E. Fox..............................      20,000      *             5,000         15,000      *
  7000 Tilden Lane
  Rockville, MD 20852

---------------
 * Less than 1%

 + c/o Template Software, Inc., 45365 Vintage Park Plaza, Dulles, Virginia
20166.

++ 33 rue Emeriau, 75725 Paris Cedex 15, France.

 (1) The number of shares of Common Stock outstanding used in calculating the percentage for each listed person (i) assumes conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, and (ii) includes the shares of Common Stock underlying the options held by such person or entity that are exercisable within 60 days of December 31, 1996 but excludes shares of Common Stock underlying options held by any other person.

 (2) Includes 5,000 shares held by Mr. Fox's spouse and 120,000 shares held by Mr. Fox's six children. Mr. Fox disclaims beneficial ownership of all 125,000 such shares. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Fox will sell an additional 48,450 shares of Common Stock. In the event of such sale, Mr. Fox will beneficially own 855,217 shares, which will represent 20.6% of the outstanding Common Stock.

 (3) Includes 324,680 shares issuable upon the exercise of options exercisable within 60 days of December 31, 1996 and 10,000 shares held by Mr. Pearce's two children. Mr. Pearce disclaims beneficial ownership of all 10,000 such shares. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Pearce will sell an additional 11,250 shares of Common Stock. In the event of such sale, Mr. Pearce will beneficially own 360,894 shares, which will represent 8.7% of the outstanding Common Stock.

 (4) Includes 30,000 shares held by Mr. Ferrentino's spouse and 25,000 shares held by Mr. Ferrentino's brother, Peter S. Ferrentino, as trustee for the benefit of Allison J. Ferrentino. Mr. Ferrentino disclaims beneficial ownership of all 55,000 such shares. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Ferrentino will sell an additional 22,500 shares of Common Stock. In the event of such sale, Mr. Ferrentino will beneficially own 468,357 shares, which will represent 11.3% of the outstanding Common Stock.

 (5) Includes 40,250 shares issuable upon the exercise of options which have fully vested and are exercisable within 60 days of December 31, 1996. In the event that the Underwriters' over-allotment option is exercised in full, Ms. Osgood will sell an additional 1,500 shares of Common Stock. In the event of such sale, Ms. Osgood will beneficially own 30,500 shares, which will represent less than 1% of the outstanding Common Stock.


 (6) Includes 112,500 shares issuable upon the exercise of options which have fully vested and are exercisable within 60 days of December 31, 1996. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Kiker will sell an additional 3,000 shares of Common Stock. In the event of such sale, Mr. Kiker will beneficially own 94,500 shares, which will represent 2.3% of the outstanding Common Stock.


 (7) Consists of shares issuable upon the exercise of options which have fully vested and are exercisable within 60 days of December 31, 1996. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Brown will sell an additional 1,200 shares of Common Stock. In the event of such sale, Mr. Brown will beneficially own 27,050 shares, which will represent less than 1% of the outstanding Common Stock.

 (8) Consists of shares issuable upon the exercise of options which have fully vested and are exercisable within 60 days of December 31, 1996. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Maroney will sell an additional 1,350 shares of Common Stock. In the event of such sale, Mr. Maroney will beneficially own 43,400 shares, which will represent 1.1% of the outstanding Common Stock.

 (9) Consists of shares issuable upon the exercise of options which have fully vested and are exercisable within 60 days of December 31, 1996. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Collard will sell an additional 1,200 shares of Common Stock. In the event of such sale, Mr. Collard will beneficially own 29,500 shares, which will represent less than 1% of the outstanding Common Stock.

(10) Consists of shares issuable upon the exercise of options which have fully vested and are exercisable within 60 days of December 31, 1996. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Collins will sell an additional 3,000 shares of Common Stock. In the event of such sale, Mr. Collins will beneficially own 57,000 shares, which will represent 1.4% of the outstanding Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     Upon consummation of the offering, the Company's authorized capital stock will consist of 17,000,000 shares of Common Stock, par value $0.01 per share, and 3,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock") of which 4,222,008 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding. All of the issued and outstanding shares of Common Stock will be fully paid and nonassessable.

     The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Articles and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

RECAPITALIZATION

     In connection with the Company's reincorporation in Virginia in October 1996, each share of the Company's previously outstanding Class A Common Stock and Class B Common Stock was converted into one share of Common Stock of the Company (the "Recapitalization").

COMMON STOCK

     The holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share of record on all matters to be voted upon by shareholders. At a meeting of shareholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provision of law or the Company's Articles or Bylaws. There is no cumulative voting with respect to the election of directors (or any other matter).

     The holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

     Subject to the rights of holders of Preferred Stock, if any, in the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to participate equally, share for share, in all assets remaining after payment of liabilities.

     Subject to the rights of holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as the Board of Directors may declare out of funds legally available therefor, when and if so declared. The payment by the Company of dividends, if any, rests within the discretion of its Board of Directors and will depend upon the Company's results of operations, financial condition and capital expenditure plans, as well as other factors considered relevant by the Board of Directors. The Company has entered into a bank credit agreement which includes financial covenants restricting the payment of dividends. See "Dividend Policy."

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of Preferred Stock will be converted into shares of Common Stock. See Note 6 of Notes to Consolidated Financial Statements. Following the conversion, the Company's Articles of Incorporation will be amended and restated to delete all references to the prior series of Preferred Stock and to authorize the Board of Directors to issue up to 3,000,000 shares of Preferred Stock in one or more series and to establish such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine without further approval of the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a person or group to gain control of the Company.

     The issuance of any series of Preferred Stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, the then-existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock. At the date of this Prospectus, there are no plans, agreements or understandings relative to the issuance of any shares of Preferred Stock.

REGISTRATION RIGHTS

     Following the consummation of the offering, Alcatel will hold 500,000 shares of Common Stock issued upon conversion of the Preferred Stock and will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the Registration Rights Agreement between the Company and Alcatel, after the earlier of (i) the third anniversary of the date of the Registration Rights Agreement or (ii) the first anniversary after the effectiveness of this offering, Alcatel has the right to require the Company to file a registration statement under the Securities Act in order to register the sale of all or any part of its shares of Common Stock. See "Shares Eligible For Future Sale." The Company may in certain circumstances defer such registrations, and the underwriters with respect to such sale have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, Alcatel may require the Company to register the sale from time to time of all or a portion of its shares on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations. In the event that the Company proposes to register the sale of any of its securities under the Securities Act, or in connection with a public offering of such securities solely for cash, the Company is required to promptly give Alcatel written notice, at which point Alcatel will have twenty days to make a written request of the Company to include Alcatel's shares of Common Stock in such registration, subject to the underwriter's right to limit such shares described above, and certain other limitations. Generally, the Company is required to bear the expense of all such registrations. The Company intends to file a registration statement under the Securities Act approximately 180 days after the effective date of this offering covering the shares of Common Stock reserved for issuance under the 1996 Equity Incentive Plan.

CERTAIN PROVISIONS OF VIRGINIA LAW, THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS AND CERTAIN AGREEMENTS

     Certain provisions of the Virginia Stock Corporation Act of the Commonwealth of Virginia, of the Company's Articles and Bylaws and in certain agreements, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by shareholders.

     Affiliated Transactions. The Virginia Affiliated Transactions statute imposes restrictions on certain transactions between a public Virginia corporation and a 10% beneficial shareholder of the corporation (the "Interested Shareholder"). Under this statute, significant transactions (such as a merger, a transfer to the Interested Shareholder of corporate assets worth more than 5% of net worth, or a reclassification of securities having the effect of increasing by 5% or more the corporation's outstanding voting shares held by any Interested Shareholder) between the corporation and an Interested Shareholder must receive the approval of both a majority of disinterested directors and the holders of two-thirds of the corporation's voting shares (not including the Interested Shareholder's shares). After an Interested Shareholder has held the stock for three years, the transaction may proceed upon the approval of either the disinterested directors or the holders of two-thirds of the voting shares or upon compliance with certain statutory fair price provisions. The corporation may avoid application of the statute if a majority of the disinterested directors approves the initial 10% stock acquisition by the Interested Shareholder. In addition, this statute does not apply to an Interested Shareholder who has been such continuously since the date the corporation first became subject to the statute because it had more than 300 shareholders of record.

     Special Meetings of Shareholders. The Company's Bylaws provide that special meetings of shareholders may be called only by the Chairman, the Vice-Chairman, the Chief Executive Officer or the President (if he is also the Chief Executive Officer) or by a majority of the Board of Directors.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Company's Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or a special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company, (i) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than 60 days nor more than 90 days prior to such anniversary date, and, (ii) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from making nominations for directors at an annual or special meeting or from bringing other matters before the shareholders at a meeting.

     The Articles divide the Board of Directors of the Company into three classes, each class to be as nearly equal in number of directors as possible. At each annual meeting of shareholders, directors in each class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Mr. Fox and Dr. Salisbury are Class I directors whose terms of office will expire in 1997. Mr. Ferrentino is a Class II director whose terms will expire in 1998. Mr. Pearce and Dr. Adams are Class III directors whose term will expire in 1999.

     Certain Agreements. In connection with the purchase of Preferred Stock by Alcatel in November 1996, the Company agreed to give Alcatel prior notice in the event the Company plans to sell certain assets or capital stock of the Company. See "Prospectus Summary -- Recent Developments" and "Certain Transactions."

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is First Union National Bank Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering and assuming no exercise of outstanding options, the Company will have 4,222,008 shares of Common Stock outstanding, based upon the number of shares outstanding as of December 31, 1996. The 2,100,000 shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company as that term is defined in Rule 144, which shares will be subject to the resale limitations of Rule 144 described below.

     Immediately prior to the completion of the offering, it is expected that 2,747,008 shares of Common Stock will be outstanding (based upon the number of shares outstanding as of December 31, 1996), of which 700,000 shares will be sold in this offering by the Selling Shareholders. Of the 2,047,008 currently outstanding shares not being sold in this offering, 2,039,257 shares are subject to agreements with the Underwriters under which such shares may not be offered, sold or otherwise disposed of for a period of 180 days after the date of this Prospectus without the prior written consent of Volpe, Welty & Company. Of the 8,751 shares not subject to such lock-up agreements: (i) 7,500 shares will be eligible for sale without restriction in the public market pursuant to Rule 144(k), commencing immediately upon the date of this Prospectus; and (ii) the remaining 1,251 shares will first become eligible for resale under Rule 144 in September 1997 and August 1998.

     In general, under Rule 144 as currently in effect, a shareholder who has beneficially owned, for at least two years, shares privately acquired directly or indirectly from the Company or from an affiliate of the Company, and persons who are affiliates of the Company who have acquired the shares in registered transactions, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the outstanding shares of Common Stock (approximately 4,222 shares immediately after completion of the offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company.

     The Company, each of its directors and officers, and certain other holders (representing an aggregate of approximately 48.6%) of the Company's currently outstanding securities (based upon the number of shares outstanding as of December 31, 1996) and of the options exercisable by such persons within 60 days of such date have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for such shares for a period of 180 days after the date of this Prospectus without the prior written consent of Volpe, Welty & Company.


     In addition, outstanding options to purchase 1,187,540 shares of Common Stock were fully vested as of December 31, 1996, all of which are subject to 180-day lock-up agreements. After the expiration of such lock-up agreements, these shares will become available for resale in the public market pursuant to Rule 701.


     Under Rule 701 of the Securities Act, certain persons who are issued shares of Common Stock upon exercise of options or warrants granted pursuant to employee benefit plans or consulting or advisory contracts relating to compensation prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of the offering in reliance on Rule 144, without compliance with the public information, volume limitation or notice provisions of Rule 144. In addition, Alcatel is entitled to certain rights with respect to the registration of the sale of its 500,000 shares of Common Stock under the Securities Act beginning one year after the effective date of this offering. Approximately 180 days after the date of this Prospectus, the Company intends to file registration statements under the Securities Act to register the issuance of Common Stock under the 1986 Incentive Stock Option Plan, the 1992 Incentive Stock Option Plans and the 1996 Equity Incentive Plan. After the effective dates of such registration statements, shares issued under these plans will be freely tradeable without restriction under the Securities Act, unless acquired by affiliates of the Company.

     In recent offerings in which it has served as lead manager of underwriters, Volpe, Welty & Company has consented to early releases from lock-up agreements only in a limited number of circumstances, after considering all circumstances that it deemed to be relevant. Volpe, Welty & Company will, however, have complete discretion in determining whether to consent to early releases from the lock-up agreements delivered in connection with this offering, and no assurance can be given that it will not consent to the early release of all or a portion of the shares of Common Stock and options covered by such lock-up agreements.

     Prior to this offering, there has been no market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of the Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the completion of the offering. Sales of substantial amounts of Common Stock in the public market following the offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through sales of its equity securities. See "Risk Factors Shares Eligible for Future Sale."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Volpe, Welty & Company and Piper Jaffray Inc. (together, the "Representatives") are acting as representatives, has agreed severally to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below. The Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    -------------------------------------------------------------------------   ---------
    Volpe, Welty & Company...................................................
    Piper Jaffray Inc........................................................

                                                                                ---------
              Total..........................................................   2,100,000
                                                                                =========

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of        per share, of which        may be reallocated to other dealers. After
the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company and the Selling Shareholders as set forth on the cover page of this Prospectus.

     The Company and the Selling Shareholders have granted the Underwriters an option for thirty days after the date of this Prospectus to purchase, at the initial public offering price, less the underwriting discounts and commissions as set forth on the cover page of this Prospectus, up to 315,000 additional shares of Common Stock at the same price per share as the Company and the Selling Shareholders receive for the 2,100,000 shares of Common Stock offered hereby, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to the 2,100,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover the over-allotments in connection with the sale of the 2,100,000 shares of Common Stock offered hereby.

     Each of the Company's directors and officers, and certain other employees and security holders of the Company, have agreed not to offer, sell, contract to sell or otherwise dispose of Common Stock or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 180 days following the date of this Prospectus, without the prior written consent of Volpe, Welty & Company. The Company also has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of Volpe, Welty & Company, except for the granting of options or the issuance of stock pursuant to the Company's existing stock option plans. Volpe, Welty & Company, in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action. In recent offerings in which it has served as lead manager of underwriters, Volpe, Welty & Company has consented to early releases from lock-up agreements only in a limited number of circumstances, after considering all circumstances that it deemed to be relevant. Volpe, Welty & Company will, however, have complete discretion in determining whether to consent to early releases from the lock-up agreements delivered in connection with this offering, and no assurance can be given that it will not consent to the early release of all or a portion of the shares of Common Stock and options covered by such lock-up agreements.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which the Underwriters have discretionary authority.

     Prior to the offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiations between the Company, the Selling Shareholders and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Hunton & Williams, McLean, Virginia. Certain legal matters relating to this offering will be passed upon for the Underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated balance sheets of the Company as of November 30, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1996, and the related financial statement schedule included in this Registration Statement have been included herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement"), pursuant to the provisions of the Securities Act, and the rules and regulations promulgated thereunder, for the registration of the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each such contract or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website on the Internet that contains the Registration Statement, including the exhibits thereto and financial statements and notes filed as a part thereof; the address of such site is http://www.sec.gov.

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements audited by its independent public accountants and quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year.

                                    GLOSSARY

Client-server:               A specialized distributed computing architecture, consisting of client applications and related server applications in which the client applications request and receive information and computing services from the server applications.
Distributed computing:       The process by which data and applications are distributed to minicomputers, workstations and personal computers within a network rather than maintained on a centralized main-frame.
Graphical user interface:    A means of communicating with a computer by manipulating icons and windows rather than using character-oriented displays.
Internet:                    An open global network of interconnected commercial,
                             educational and governmental computer networks which utilize a common communications protocol, TCP/IP.
Intranet:                    An organization's private network which utilizes Internet data formats and communications protocols and which may use the
                             Internet's facilities as the backbone for network
                             communications.
Network Management Forum:    A consortium of over 180 companies in the telecommunications industry addressing standards and other issues for that
                             industry.
Object:                      A small piece of code that encapsulates the data and logic associated with some function or service, such as formatting the current date.
Object frameworks:           Collections of related objects that perform some function or service on a larger scale such as providing the mechanism for all graphic displays for an application.
Object-oriented              Software development using methods and languages that support
  programming:               and utilize objects as the component building block of the software.
Peer-to-peer:                A specialized distributed processing architecture where the information and computing capabilities of each computer on the network can be shared by the other computers on the network.
Protocol:                    A formal description of message formats and the rules two or more machines must follow in order to exchange such messages.
RDBMS:                       Relational database management system.
Reuse:                       The reuse of software code principally through the use of
                             objects and object frameworks.
TCP/IP:                      Transmission Control Protocol/Internet Protocol. A compilation of network-and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.
Template:                    A collection of integrated object frameworks which represents a largely completed application.
Visual development:          Creating software using visual editors instead of programming at a detailed language level using line-by-line programming.
Windows:                     A computer operating system developed by Microsoft Corporation that provides a graphical user interface and multitasking
                             capabilities.
World Wide Web:              A network of computer servers that uses a special
                             communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheets as of November 30, 1995 and 1996..........................   F-3
Consolidated Statements of Operations for the Years Ended November 30, 1994, 1995 and
  1996................................................................................   F-4
Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the Years
  Ended November 30, 1994, 1995 and 1996..............................................   F-5
Consolidated Statements of Cash Flows for the Years Ended November 30, 1994, 1995 and
  1996................................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Template Software, Inc.

     We have audited the consolidated balance sheets of Template Software, Inc. and its subsidiaries (the "Company") as of November 30, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

McLean, Virginia
January 2, 1997

                    TEMPLATE SOFTWARE, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                                                  PRO FORMA
                                                                                          NOVEMBER 30,           NOVEMBER 30,
                                                                                    -------------------------        1996
                                                                                       1995          1996          (NOTE 2)
                                                                                    ----------    -----------    ------------
                                                                                                                 (UNAUDITED)

                                                           ASSETS
Current assets:
  Cash and cash equivalents......................................................   $   62,784    $ 8,397,160    $ 8,397,160
  Accounts receivable, net.......................................................    2,178,669      2,886,832      2,886,832
  Deferred income taxes..........................................................      339,792        373,957        373,957
  Prepaid expenses...............................................................      117,232        503,762        503,762
                                                                                    ----------    -----------    ------------
    Total current assets.........................................................    2,698,477     12,161,711     12,161,711
                                                                                    ----------    -----------    ------------
Property and equipment, net......................................................      141,360        923,684        923,684
Software development costs, net..................................................      575,051        718,094        718,094
Other assets.....................................................................       46,400        181,781        181,781
                                                                                    ----------    -----------    ------------
        Total assets.............................................................   $3,461,288    $13,985,270    $13,985,270
                                                                                     =========     ==========    ============
                                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................................................   $  414,053    $ 1,209,531    $ 1,209,531
  Accrued expenses...............................................................      640,548        765,977        765,977
  Revolving credit agreement.....................................................      161,330             --             --
  Current portion of long-term debt..............................................      355,993         91,667         91,667
  Capital lease obligations......................................................        5,262         49,759         49,759
  Income taxes payable...........................................................       74,289        566,787        566,787
  Deferred income................................................................      573,944        469,074        469,074
                                                                                    ----------    -----------    ------------
    Total current liabilities....................................................    2,225,419      3,152,795      3,152,795
                                                                                    ----------    -----------    ------------
Long-term liabilities:
  Long-term debt, net of current portion.........................................           --        175,694        175,694
  Capital lease obligations, noncurrent..........................................           --        181,249        181,249
  Deferred income taxes..........................................................      185,873        281,448        281,448
  Other liabilities..............................................................      148,981        151,253        151,253
                                                                                    ----------    -----------    ------------
        Total liabilities........................................................    2,560,273      3,942,439      3,942,439
                                                                                    ----------    -----------    ------------
Commitments and contingencies (Note 9)
Shareholders' equity:
  Convertible Preferred Stock, $1.9694 par value; 450,000 shares authorized,
    195,847 shares and no shares issued and outstanding, as of November 30, 1995
    and 1996, respectively; no shares (unaudited) outstanding, pro forma.........      385,701             --             --
  Series A Convertible Preferred Stock; $0.01 par value; 3,000,000 shares authorized; no shares and 500,000 shares issued and outstanding as of
    November 30, 1995 and 1996, respectively; no shares (unaudited) issued and outstanding, pro forma (liquidation preference of $8,000,000 at November 30,
    1996)........................................................................                       5,000             --
  Class A Common Stock, $0.01 par value; 5,000,000 shares authorized; 1,808,924 shares and no shares issued as of November 30, 1995 and 1996, respectively;
    1,759,988 shares and no shares outstanding, as of November 30, 1995 and 1996,
    respectively.................................................................       18,089             --             --
  Class B Common Stock, $0.01 par value; 5,000,000 shares authorized; 423,006 shares and no shares issued and outstanding, as of November 30, 1995 and
    1996, respectively...........................................................        4,230             --             --
  Common Stock, $0.01 par value; 17,000,000 shares authorized; no shares and
    2,247,008 shares issued and outstanding, as of November 30, 1995 and 1996, respectively; 2,747,008 issued and outstanding (unaudited) shares pro
    forma........................................................................                      22,470         27,470
  Additional paid-in capital.....................................................      969,491      9,108,988      9,108,988
  Retained earnings (Accumulated deficit)........................................     (138,695)       906,373        906,373
  Less cost of treasury stock; Convertible Preferred Stock, 195,847 shares and no shares; as of November 30, 1995 and 1996; no shares pro forma; Class A Common
    Stock, 48,936 shares, and no shares as of November 30, 1995 and 1996; no
    shares pro forma.............................................................     (337,801)            --             --
                                                                                    ----------    -----------    ------------
        Total shareholders' equity...............................................      901,015     10,042,831     10,042,831
                                                                                    ----------    -----------    ------------
          Total liabilities and shareholders' equity.............................   $3,461,288    $13,985,270    $13,985,270
                                                                                     =========     ==========    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                    TEMPLATE SOFTWARE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED NOVEMBER 30,
                                                           ---------------------------------------
                                                              1994          1995          1996
                                                           ----------    ----------    -----------
Revenues:
  Products..............................................   $2,893,033    $2,386,112    $ 1,918,568
  Services..............................................    3,419,880     4,704,994     11,611,543
                                                           ----------    ----------    -----------
     Total revenues.....................................    6,312,913     7,091,106     13,530,111
                                                           ----------    ----------    -----------
Cost of revenues:
  Products..............................................      977,795       896,297        782,804
  Services..............................................    1,873,593     2,591,839      6,245,888
                                                           ----------    ----------    -----------
     Total cost of revenues.............................    2,851,388     3,488,136      7,028,692
                                                           ----------    ----------    -----------
Gross profit............................................    3,461,525     3,602,970      6,501,419
                                                           ----------    ----------    -----------
Operating expenses:
  Selling and marketing.................................    1,510,071     1,180,810      2,362,648
  Product development...................................      923,841       271,620        966,088
  General and administrative............................    1,445,976     1,479,385      1,473,062
                                                           ----------    ----------    -----------
     Total operating expenses...........................    3,879,888     2,931,815      4,801,798
                                                           ----------    ----------    -----------
Income (loss) from operations...........................     (418,363)      671,155      1,699,621
  Interest expense......................................       74,924       107,450         43,272
  Other income..........................................           --           676         33,221
                                                           ----------    ----------    -----------
Net income (loss) before income taxes...................     (493,287)      564,381      1,689,570
Income tax benefit (provision)..........................      217,798      (237,289)      (644,502)
                                                           ----------    ----------    -----------
Net income (loss).......................................   $ (275,489)   $  327,092    $ 1,045,068
                                                            =========     =========     ==========
Earnings (loss) per common share........................   $    (0.09)   $     0.07    $      0.23
                                                            =========     =========     ==========
Weighted average number of common shares outstanding....    3,186,331     4,655,824      4,643,919
                                                            =========     =========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                    TEMPLATE SOFTWARE, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             SERIES A
                                   CONVERTIBLE             CONVERTIBLE
                                 PREFERRED STOCK         PREFERRED STOCK
                              ---------------------    --------------------
                               SHARES      AMOUNT       SHARES      AMOUNT
                              --------    ---------    --------    --------
Balance, November 30,
 1993......................    232,403    $ 457,694          --    $     --
Issuance of Class B Common
 Stock.....................         --           --          --          --
Net loss...................         --           --          --          --
                              --------    ---------    --------    --------
Balance, November 30,
 1994......................    232,403      457,694          --          --
Retirement of stock held in
 treasury..................    (36,556)     (71,993)         --          --
Issuance of Class B Common
 Stock.....................         --           --          --          --
Net income.................         --           --          --          --
                              --------    ---------    --------    --------
Balance, November 30,
 1995......................    195,847      385,701          --          --
Retirement of stock held in
 treasury..................   (195,847)    (385,701)         --          --
Issuance of Class B Common
 Stock.....................         --           --          --          --
Issuance of Convertible
 Preferred Stock Series
 A.........................         --           --     500,000       5,000
Exchange of Class A and
 Class B Common Stock......         --           --          --          --
Net income.................
                              --------    ---------    --------    --------
Balance, November 30,
 1996......................         --           --     500,000       5,000
Pro forma conversion of
 Series A Convertible
 Preferred Stock
 (unaudited)...............         --           --    (500,000)     (5,000)
                              --------    ---------    --------    --------
Pro forma balance,
 November 30, 1996
 (unaudited)...............         --    $      --          --    $     --
                              ==========  ===========  ==========  ==========


                                                         CLASS B COMMON
                              CLASS A COMMON STOCK            STOCK               COMMON STOCK
                             ----------------------    -------------------    --------------------
                               SHARES       AMOUNT      SHARES     AMOUNT      SHARES      AMOUNT
                             ----------    --------    --------    -------    ---------    -------
Balance, November 30,
 1993......................   1,818,064    $ 18,181     421,755    $ 4,218           --    $    --
Issuance of Class B Common
 Stock.....................          --          --         251          2           --         --
Net loss...................          --          --          --         --           --         --
                             ----------    --------    --------    -------    ---------    -------
Balance, November 30,
 1994......................   1,818,064      18,181     422,006      4,220           --         --
Retirement of stock held in
 treasury..................      (9,140)        (92)         --         --           --         --
Issuance of Class B Common
 Stock.....................          --          --       1,000         10           --         --
Net income.................          --          --          --         --           --         --
                             ----------    --------    --------    -------    ---------    -------
Balance, November 30,
 1995......................   1,808,924      18,089     423,006      4,230           --         --
Retirement of stock held in
 treasury..................     (48,936)       (489)         --         --           --         --
Issuance of Class B Common
 Stock.....................          --          --      64,014        640           --         --
Issuance of Convertible
 Preferred Stock Series
 A.........................          --          --          --         --           --         --
Exchange of Class A and
 Class B Common Stock......  (1,759,988)    (17,600)   (487,020)    (4,870)   2,247,008     22,470
Net income.................
                             ----------    --------    --------    -------    ---------    -------
Balance, November 30,
 1996......................          --          --          --         --    2,247,008     22,470
Pro forma conversion of
 Series A Convertible
 Preferred Stock
 (unaudited)...............          --          --          --         --      500,000      5,000
                             ----------    --------    --------    -------    ---------    -------
Pro forma balance,
 November 30, 1996
 (unaudited)...............          --    $     --          --    $    --    2,747,008    $27,470
                             ===========   ==========  ==========  ========   ==========   ========


                                              RETAINED
                             ADDITIONAL       EARNINGS      TREASURY
                               PAID-IN      (ACCUMULATED      STOCK
                               CAPITAL        DEFICIT)       AT COST        TOTAL
                             -----------    ------------    ---------    -----------
Balance, November 30,
 1993......................  $   958,000     $ (190,298)    $(400,860)   $   846,935
Issuance of Class B Common
 Stock.....................          495             --            --            497
Net loss...................           --       (275,489)           --       (275,489)
                             -----------    ------------    ---------    -----------
Balance, November 30,
 1994......................      958,495       (465,787)     (400,860)       571,943
Retirement of stock held in
 treasury..................        9,026             --        63,059             --
Issuance of Class B Common
 Stock.....................        1,970             --            --          1,980
Net income.................           --        327,092            --        327,092
                             -----------    ------------    ---------    -----------
Balance, November 30,
 1995......................      969,491       (138,695)     (337,801)       901,015
Retirement of stock held in
 treasury..................       48,389             --       337,801             --
Issuance of Class B Common
 Stock.....................       96,108             --            --         96,748
Issuance of Convertible
 Preferred Stock Series
 A.........................    7,995,000             --            --      8,000,000
Exchange of Class A and
 Class B Common Stock......           --             --            --             --
Net income.................                   1,045,068                    1,045,068
                             -----------    ------------    ---------    -----------
Balance, November 30,
 1996......................    9,108,988        906,373            --     10,042,831
Pro forma conversion of
 Series A Convertible
 Preferred Stock
 (unaudited)...............           --             --            --             --
                             -----------    ------------    ---------    -----------
Pro forma balance,
 November 30, 1996
 (unaudited)...............  $ 9,108,988     $  906,373     $      --    $10,042,831
                             ===========    ==============  ===========  =============

  The accompanying notes are an integral part of these consolidated financial statements.

                    TEMPLATE SOFTWARE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED NOVEMBER 30,
                                                                           -------------------------------------
                                                                             1994         1995          1996
                                                                           ---------    ---------    -----------
Cash flows from operating activities:
  Net income (loss).....................................................   $(275,489)   $ 327,092    $ 1,045,068
  Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:
      Depreciation......................................................     128,200       92,555        117,121
      Amortization......................................................     570,401      438,871        252,260
      Deferred rent amortization........................................      70,962     (169,337)         2,272
      Bad debt expense..................................................     181,223      183,758             --
      Deferred tax benefit (provision)..................................    (220,112)     138,887         61,410
      Changes in assets and liabilities:
         Accounts receivable............................................    (140,044)    (655,280)      (708,163)
         Prepaid expenses and other.....................................      53,658      (40,436)      (386,530)
         Other assets...................................................      (5,945)      (2,401)      (135,381)
         Accounts payable and accrued liabilities.......................      41,856      280,725        920,907
         Income taxes payable...........................................        (394)      74,289        492,498
         Deferred income................................................     130,582      133,844       (104,870)
                                                                           ---------    ---------    -----------
      Net cash provided by operating activities.........................     534,898      802,567      1,556,592
                                                                           ---------    ---------    -----------
Cash flows from investing activities:
  Capital expenditures..................................................     (41,465)     (69,700)      (652,359)
  Capitalization of software development costs..........................    (586,157)    (294,042)      (395,303)
                                                                           ---------    ---------    -----------
      Net cash used in investing activities.............................    (627,622)    (363,742)    (1,047,662)
                                                                           ---------    ---------    -----------
Cash flows from financing activities:
  Proceeds from:
    Revolving credit facility, net......................................     103,752           --             --
    Note payable........................................................          --       24,240        275,000
    Issuance of capital stock...........................................         497        1,980      8,096,748
  Principal payments on:
    Revolving credit facility, net......................................          --     (337,312)      (161,330)
    Note payable........................................................          --      (69,107)      (363,632)
    Capital lease obligations...........................................     (21,607)     (11,524)       (21,340)
                                                                           ---------    ---------    -----------
      Net cash provided by (used in) financing activities...............      82,642     (391,723)     7,825,446
                                                                           ---------    ---------    -----------
Net increase (decrease) in cash.........................................     (10,082)      47,102      8,334,376
Cash and cash equivalents at beginning of period........................      25,764       15,682         62,784
                                                                           ---------    ---------    -----------
Cash and cash equivalents at end of period..............................   $  15,682    $  62,784    $ 8,397,160
                                                                           ==========   ==========   ============
Supplemental cash flow disclosures:
  Cash paid for interest................................................   $  72,179    $ 107,557    $    46,668
                                                                           ==========   ==========   ============
  Cash paid for income taxes............................................   $      --    $  24,113    $    90,594
                                                                           ==========   ==========   ============
Noncash investing and financing activities:
  Retirement of treasury stock:
    Class A Common Stock................................................   $      --    $  12,612    $    67,560
                                                                           ==========   ==========   ============
    Preferred Stock.....................................................   $      --    $  50,447    $   270,241
                                                                           ==========   ==========   ============
  Property and equipment acquired through capital leases................   $      --    $      --    $   247,086
                                                                           ==========   ==========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  Business

     Template Software, Inc. (the "Company") provides enterprise-wide software solutions to organizations that require large-scale, distributed computing systems through its reusable software templates, robust software development environment and its staff of software development professionals. The Company's solutions are targeted at large-scale, mission-critical applications, such as air traffic control, securities trading, telecommunications service management, aircraft maintenance scheduling and network monitoring systems.

     The Company provides its products and services to federal government agencies and commercial clients both domestically and abroad. Accordingly, the Company's revenues are generated as follows:

                                                                   YEAR ENDED NOVEMBER 30,
                                                                  --------------------------
                                                                  1994       1995       1996
                                                                  ----       ----       ----
    Federal government agencies................................    31%        28%        20%
    Domestic...................................................    56%        68%        65%
    Foreign....................................................    13%         4%        15%

  Recapitalization of Common Stock

     The Company, formerly a Maryland corporation, elected to change its capital structure in October 1996, and reincorporate into Template Software, Inc., a Virginia corporation (the "Recapitalization"). Pursuant to the Recapitalization, the Company (i) exchanged its Class A and Class B Common Stock for an equal amount of shares of a single class of $0.01 par value, common stock ("Common Stock") and (ii) increased the Company's authorized capital stock to 20,000,000 shares, which consisted of 17,000,000 shares of Common Stock and 3,000,000 shares of a new class of non-convertible preferred stock ("Preferred Stock").

  Registration statement

     In August 1996, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for the initial public offering of shares of the Company's Common Stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

     The consolidated financial statements include the accounts of Template Software, Inc. and its wholly-owned subsidiaries ("Subsidiaries"), Template Software UK Limited and Template Software Limited. The Subsidiaries were organized in the United Kingdom on November 22, 1994 to market the Company's products and services in the United Kingdom. All material intercompany accounts and transactions have been eliminated in consolidation.

  Pro forma financial information

     Unaudited pro forma financial information gives effect to the conversion of 500,000 shares of Series A Convertible Preferred Stock issued in November 1996 at $16.00 per share into an equal amount of shares of Common Stock (see Note 6).

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Revenue recognition

     The Company licenses the rights to use its software products to customers under perpetual license agreements, and provides product support and enhancements under annual maintenance agreements. Product license revenues are recognized upon acceptance of the software by the customer unless the Company has significant future obligations to the customer, in which case revenues are recognized when such obligations are satisfied. Insignificant vendor obligations and service revenues obligations are accrued upon acceptance of the product by the customer. Service revenues includes consulting, product support and maintenance and training. The Company defers and recognizes product support and maintenance revenue over the terms of the contract period, which is generally one year. The Company recognizes training and consulting revenue as the services are provided.

     Customization is sometimes involved in the development of a software solution by the Company. Under these circumstances, the Company's revenues are derived from contracts of various types. Revenue from federal government agency cost-plus-fixed-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of the fee. Revenues from fixed-price contracts is recognized using the percentage-of-completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Fees under federal government agency contracts may be increased or decreased in accordance with certain provisions which measure actual performance against established targets or other criteria. Such fee adjustments are included in revenues at the time the amounts can be reasonably determined. Provisions for anticipated contract losses are recognized at the time they become evident.

  Software development costs

     The Company capitalizes the direct costs and allocated overhead associated with the development of software products in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research costs are charged to product development expense prior to the development of a detailed program design or a working model. Costs incurred subsequent to the product release, and research and development performed under contract are charged to operations.


     Capitalized costs are amortized over the estimated product life using the greater of the straight-line method or the ratio of current product revenues to total projected future revenues. Software development costs at November 30, 1995 and 1996 are presented net of accumulated amortization of $2,754,781 and $3,007,041, respectively. Amortization expense related to software development costs was $570,401, $438,871, and $252,260 respectively for the years ended November 30, 1994, 1995 and 1996.


  Earnings per share

     Earnings per share is computed on a primary and fully-diluted basis using the weighted average number of shares of Common Stock, assuming conversion of dilutive common stock equivalent shares from common stock options. Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin No. 83, common stock and common stock equivalent shares issued by the Company at prices below the public offering price during the 12 month period prior to the proposed offering date and the conversion of 500,000 shares of Preferred Stock that were issued in November 1996 into an equal number of shares of Common Stock (see Note
6), have been included in the calculation of common and common stock equivalent shares as if they were outstanding for all periods presented. Stock options granted by the Company have not been included in the calculation of earnings per share for the year ended November 30, 1994 because such items were antidilutive.

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Income taxes

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of the differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense consists of the taxes payable for the current period and the change during the period in deferred tax assets and liabilities.

  Foreign currency translation

     The assets and liabilities of non-U.S. operations are translated into U.S. dollars at exchange rates in effect as of each balance sheet date. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the month the transaction occur. Translation and transaction gains and losses are immaterial for all periods presented.

  Property and equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Amortization of leasehold improvements is computed using the straight line method over the shorter of the assets useful life or the lease term. When assets are retired or sold, the cost and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss is reflected in operations. Maintenance and repairs are charged to expenses when incurred, and the cost of significant additions and improvements is capitalized.

  Cash and cash equivalents

     Cash and cash equivalents consist of demand deposits and short-term repurchase agreements which have original maturities of three months or less. As of November 30, 1996, the Company has not experienced any losses on these investments.

  Concentration of credit risk

     Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash equivalents and accounts receivable. The Company limits the amount of investment exposure in any one financial instrument and minimizes the amount of cash it maintains in foreign currencies by maintaining sufficient cash in U.S. dollars. To date, the impact of exchange rates on foreign cash balances has been immaterial. The Company sells products and services to customers without requiring collateral, however, the Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses.

     For the years ended November 30, 1994, 1995 and 1996, revenues from federal government agencies represent 31%, and 28%, and 20%, respectively, of total consolidated revenues. With the exception of federal government agencies, there were two customers (28% from Customer A and 20% from Customer B) during the year ended November 30, 1996 and one customer (11% from Customer C) during the year ended November 30, 1995 that accounted for more than 10% of total consolidated revenues. No customers accounted for more than 10% of total consolidated revenues during the year ended November 30, 1994.

     As of November 30, 1995 and 1996, accounts receivable from federal government agencies represent 30% and 26%, respectively, of total consolidated accounts receivable. With the exception of federal government

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) agencies, there were two customers at November 30, 1995 and three customers at November 30, 1996 that accounted for 34% and 48%, respectively of total consolidated accounts receivable.

  Fair value of financial instruments

     During 1995, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments." The company believes that the carrying amount of certain of its financial instruments, which include cash equivalents, accounts receivable, accounts payable and accrued expenses, and obligations under capital leases approximate fair value due to the relatively short maturity of these instruments. The carrying amounts of the revolving credit agreement and notes payable approximate fair value because these financial instruments contain variable interest rates which reprice frequently.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain reclassifications have been made in the 1995 financial statements to conform to the 1996 financial statement presentation.

3. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                                           YEAR ENDED
                                                                          NOVEMBER 30,
                                                                    ------------------------
                                                                       1995          1996
                                                                    ----------    ----------
    Government:
      Billed.....................................................   $  393,640    $  660,826
      Unbilled...................................................      209,568        13,341
      Retainage..................................................       58,920        80,542
                                                                    ----------    ----------
                                                                       662,128       754,709
                                                                    ----------    ----------
    Domestic:
      Billed.....................................................    1,239,580     1,910,379
      Unbilled...................................................           --        24,376
      Other......................................................        8,395            --
                                                                    ----------    ----------
                                                                     1,247,975     1,934,755
                                                                    ----------    ----------
    Foreign:
      Billed.....................................................      408,202       359,683
      Unbilled...................................................       44,122        21,443
                                                                    ----------    ----------
                                                                       452,324       381,126
                                                                    ----------    ----------
         Total...................................................    2,362,427     3,070,590
    Less: allowance for doubtful accounts........................     (183,758)     (183,758)
                                                                    ----------    ----------
                                                                    $2,178,669    $2,886,832
                                                                     =========     =========

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                          YEAR ENDED
                                                                         NOVEMBER 30,
                                                                    -----------------------
                                                                       1995         1996
                                                                    ----------    ---------
    Data processing equipment....................................   $  382,861    $ 857,268
    Office furniture and equipment...............................      404,371      498,783
    Leasehold improvements.......................................       62,326      223,747
                                                                    ----------    ---------
                                                                       849,558    1,579,798
    Less: accumulated depreciation                                    (708,198)    (656,114)
                                                                    ----------    ---------
                                                                    $  141,360    $ 923,684
                                                                     =========    =========

5. REVOLVING CREDIT FACILITY AND LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                           YEAR ENDED
                                                                          NOVEMBER 30,
                                                                    ------------------------
                                                                       1995          1996
                                                                    ----------    ----------
    Revolving credit facility....................................   $  161,330    $       --
                                                                     =========     =========
    Subordinated note payable....................................   $  337,801    $       --
    Term Loan....................................................           --       267,361
    Note payable -- officer (see Note 12)........................       18,192            --
                                                                    ----------    ----------
    Total........................................................      355,993       267,361
    Less current portion.........................................     (355,993)      (91,667)
                                                                    ----------    ----------
    Long-term portion                                               $       --    $  175,694
                                                                     =========     =========

  Revolving credit facility

     The Company has a revolving credit facility (the "Facility") pursuant to a Loan and Security Agreement, as amended in October 1996 (the "Loan Agreement") with a commercial bank.

     As of November 30, 1996, availability under the Facility was equal to the lesser of $3,000,000 or a maximum amount, as defined in the Loan Agreement. Borrowings under the Facility bear interest at the prime rate and are collateralized up to $2,000,000 by substantially all of the Company's assets. In addition, the restructured Facility provides for the issuance of letters of credit by the bank on the Company's behalf up to the aggregate face amount of $300,000. Currently, the Company has an outstanding letter of credit of $300,000 related to the noncancelable operating lease for its new office space (see Note
9). The Facility expires on April 30, 1998.

     The Facility contains certain financial and non-financial covenants, the most restrictive of which requires the Company to maintain defined levels of tangible net worth and a ratio of total liabilities to tangible net worth. As of November 30, 1995 and 1996, and for certain compliance periods during the three years ended November 30, 1996, the Company was not in compliance with certain of these covenants for which waivers were obtained. In October 1996, in connection with the restructuring of the Facility, the financial covenant for the ratio of total liabilities to tangible net worth was removed.

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

5. REVOLVING CREDIT FACILITY AND LONG-TERM DEBT (CONTINUED)
  Subordinated note payable

     In December 1991, the Company repurchased 101,554 shares of Class A Common Stock and 406,316 shares of Convertible Preferred Stock from a minority shareholder for $300,000 in cash and a subordinated note in the amount of $400,860 (the "Subordinated Note"). The Subordinated Note, as amended, requires annual interest payments through March 1995 and quarterly principal and interest payments of $31,000, beginning in April 1995. The Subordinated Note bears interest at 2% above the prime rate. Any remaining balance is due January 1, 1999. Stock representing the unpaid portion of the note is held in treasury, and is being retired as the principal is repaid.

     In October 1996, the balance of the Subordinated Note was paid in full and all of the remaining, underlying shares of Preferred Stock and Class A Common Stock held in treasury were retired. The repayment of the Subordinated Note was financed with a $275,000, three year term loan from a commercial bank (the "Term Loan"). The Term Loan bears interest at the prime rate plus 1/4% (8.50% at November 30, 1996) and requires monthly principal payments of $7,639, beginning in November 1996.

6. CAPITAL STOCK

     As of November 30, 1996, the Company's authorized capital stock consisted of 17,000,000 shares of $0.01 par value Common Stock and 3,000,000 shares of $0.01 par value Preferred Stock. The preferences, limitations and relative rights of the Preferred Stock, which is issuable in series, will be determined by the Board of Directors upon designation (see Note 1).

  Preferred Stock

     In November 1996, the Company designated 500,000 shares of Series A Convertible Preferred Stock ("Series A Stock") which were issued to a subsidiary of Alcatel Alsthom Compagnie Generale d'Electricite S.A., a worldwide supplier of high technology systems in the telecommunications, energy and transportation industries, for $16.00 per share. These shares are automatically convertible into Common Stock upon consummation of a Qualifying Public Offering (as defined in the Company's Articles of Incorporation). Each share of Series A Stock will initially convert into one share of Common Stock and such conversion ratio shall be subject to adjustment from time to time for issuances by the Company at a price per share of less than $13.00. The Series A Stock contains certain registration rights with respect to the shares of Common Stock received upon conversion.

     Series A Stock is eligible for dividends, if and when declared by the Board of Directors, and is entitled to the number of votes equal to the number of full shares of Common Stock that such shares could be converted. The liquidation price per share for Series A Stock is equal to $16 per share, plus any unpaid dividends, subject to adjustment in the event of any recapitalization affecting such shares. In the event of liquidation, dissolution or winding up of the Company, as defined in the Company's Articles of Incorporation, the holders of Series A Stock shall be entitled to receive, prior to any distribution of assets to the common shareholders, the liquidation price for each outstanding share plus all declared but unpaid dividends, if any.

7. STOCK OPTION PLANS

     Under the Company's 1992 Incentive Stock Option Plans (the "1992 ISO Plans") and 1992 Non-Statutory Stock Option Plan (the "Non-Statutory Plan"), 2,180,915 shares have been reserved for issuance upon exercise of options granted to employees of the Company (collectively, the "1992 Plans"). The 1992 Plans replace the Company's former 1986 Incentive Stock Option Plan and the 1984 Incentive Stock Option Plan and accordingly, no further grants may be made under these plans.

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

7. STOCK OPTION PLANS (CONTINUED)
     The Board of Directors administers the 1992 Plans and determines the price and other terms upon which awards shall be made. The 1992 ISO Plans consist of a separate plan that provides for the grant of options to acquire shares of the Company's former Class A Common Stock and a separate plan that provides for the grant of options to acquire shares of the Company's former Class B Common Stock (see Note 1). The Non-Statutory Plan provides for the grant of nonqualified options to certain key employees of the Company's former Class A Common Stock. All outstanding stock options were exchanged on a one-for-one basis for options to purchase the newly authorized Common Stock in connection with the Company's Recapitalization in October 1996 (see Note 1).

     In October 1996, the Company established the 1996 Equity Incentive Plan (1996 Equity Plan). Under the 1996 Equity Plan, which is administered by the Compensation Committee of the Board of Directors, a variety of awards, including stock options, stock appreciation rights, stock awards and incentive awards may be made to the Company's employees and directors. The 1996 Equity Plan will serve as successor to the 1992 ISO Plan and will reserve an additional 1,000,000 shares of Common Stock for issuance.


     Options granted under the Company's stock option plans generally vest over a four year period and expire either three months after termination of employment, or seven to ten years after date of grant. Options to purchase approximately 1,175,040 were vested and exercisable and 1,000,000 were available for future grant at November 30, 1996.


     Stock option activity for the three years ended November 30, 1996 is summarized as follows:


                                    1984 INCENTIVE    1986 INCENTIVE    1992 INCENTIVE                 OPTION PRICE
                                      STOCK PLAN        STOCK PLAN       STOCK PLANS        TOTAL       PER SHARE
                                    --------------    --------------    --------------    ---------    ------------
Outstanding, November 30, 1993...       237,255           158,000            694,031      1,089,286    $1.38-$1.98
  Granted........................            --                --            231,500        231,500       $1.98
  Exercised......................            --              (251)                --           (251)      $1.98
  Forfeited......................       (17,800)               --                 --        (17,800)      $1.98
                                    --------------    --------------    --------------    ---------
Outstanding, November 30, 1994...       219,455           157,749            925,531      1,302,735    $1.38-$1.98
  Granted........................            --                --            460,835        460,835       $1.98
  Exercised......................            --            (1,000)                --         (1,000)      $1.98
  Forfeited......................       (99,335)               --                 --        (99,335)      $1.98
                                    --------------    --------------    --------------    ---------
Outstanding, November 30, 1995...       120,120           156,749          1,386,366      1,663,235    $1.38-$1.98
  Granted........................            --                --            618,300        618,300    $1.98-$6.00
  Exercised......................       (14,014)               --            (50,000)       (64,014)   $1.38-$1.98
  Forfeited......................       (13,106)               --            (23,500)       (36,606)      $1.98
                                    --------------    --------------    --------------    ---------
Outstanding, November 30, 1996...        93,000           156,749          1,931,166      2,180,915    $1.38-$6.00
                                     ==========        ==========         ==========       ========


     In December 1996, the Board of Directors granted 85,500 options to purchase shares of the Company's Common Stock under the 1996 Equity Plan at an exercise price of $16.00.

     The fair value of the Company's Common Stock was determined through an independent valuation. The fair value of the Company's Common Stock was confirmed at $2.07, as of November 30, 1995, and $3.34 as of August 31, 1996. Accordingly, the Company calculated deferred compensation expense of $31,395 and $256,502, respectively, related to certain options granted during the year ended November 30, 1995 and 1996. The Company will recognize compensation expense over the vesting period of those stock options. However, the Company did not record any adjustments for deferred compensation expense since it will not have a material effect on total shareholders' equity as of November 30, 1995 and 1996.

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

7. STOCK OPTION PLANS (CONTINUED)
     The Company does not intend to adopt the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," as they pertain to financial statement recognition of compensation expense attributable to option grants, however, the Company will be required to disclose the effects of this pronouncement on a pro forma basis beginning in fiscal 1997.

8. INCOME TAXES

     Foreign (loss) income before income taxes was $112,217 and $(13,819) for the years ended November 30, 1995 and 1996.

     The benefit (provision) for income taxes for the years ended November 30, 1994, 1995 and 1996 is summarized as follows:

                                                                       YEAR ENDED
                                                                      NOVEMBER 30,
                                                           ----------------------------------
                                                             1994        1995         1996
                                                           --------    ---------    ---------
    Current:
      Federal...........................................   $     --    $ (88,160)   $(485,853)
      State.............................................     (2,314)     (10,242)     (97,239)
                                                           --------    ---------    ---------
                                                             (2,314)     (98,402)    (583,092)
                                                           --------    ---------    ---------
    Deferred:
      Federal...........................................    197,150     (157,609)     (54,670)
      State.............................................     22,962      (18,310)      (2,179)
      Foreign...........................................         --       37,032       (4,561)
                                                           --------    ---------    ---------
                                                            220,112     (138,887)     (61,410)
                                                           --------    ---------    ---------
              Total benefit (provision).................   $217,798    $(237,289)   $(644,502)
                                                           ========    =========    =========

     The source and tax effects of the temporary differences giving rise to the Company's net deferred tax assets (liabilities) at November 30, 1995 and November 30, 1996 are as follows:

                                                                           YEAR ENDED
                                                                          NOVEMBER 30,
                                                                     ----------------------
                                                                       1995         1996
                                                                     ---------    ---------
    Capitalized software..........................................   $(218,233)   $(272,517)
    Deferred revenue..............................................     150,484      176,742
    Allowance for doubtful accounts...............................      69,736       69,736
    Accrued liabilities...........................................     119,572      127,479
    Other.........................................................     (40,579)     (41,402)
    General business credit carryforwards.........................      35,907           --
    Net operating loss carryforward...............................      37,032       32,471
                                                                     ---------    ---------
    Net deferred tax assets.......................................   $ 153,919    $  92,509
                                                                     =========    =========

     The Company has determined that a valuation allowance is not necessary due to the existence of estimated future taxable income and the reversal of existing temporary differences.

     As of November 30, 1994 the Company had net operating loss carryforwards from its U.S. operations of $287,583 which were fully utilized to offset current taxes payable during the year ended November 30, 1995. As of November 30, 1994 and 1995, the Company had general business credits of $180,948 and $35,907,

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

8. INCOME TAXES (CONTINUED)
respectively, of which $145,041 and $35,907, respectively, were utilized to offset current taxes payable during the years ended November 30, 1995 and 1996. In addition, as of November 30, 1995 and 1996 the Company had $112,218 and $98,397, respectively, of net operating loss carryforwards related to its foreign operations that may only be used to offset foreign current taxes payable.

     The Company's tax provision for the years ended November 30, 1994, 1995 and 1996 differs from the statutory rate for Federal income taxes as a result of the tax effect of the following factors:

                                                                 YEAR ENDED NOVEMBER 30,
                                                              ------------------------------
                                                              1994         1995         1996
                                                              ----         ----         ----
    Statutory rate.........................................   34%          (34)%        (34)%
    State income taxes, net of federal benefit.............     4%          (4)%         (4)%
    Permanent differences..................................    (3)%         (3)%         (1)%
    General business credits...............................     8%         --           --
    Foreign rate differential..............................   --            (1)%        --
    Other..................................................     1%         --             1%
                                                              ----         ----         ----
    Effective tax rate.....................................   44%          (42)%        (38)%
                                                              ====         ====         ====

9. COMMITMENTS AND CONTINGENCIES

  Operating leases

     The Company leased office space under a sixty-three month noncancelable operating lease which expired in September 1996. During September 1996, the Company entered into a noncancelable operating lease for new office space that expires in December 2005. As an incentive to lease this space, the landlord provided a rent abatement through December 1996. Additionally, the lease contains an escalation clause that provides for an increase in base rent beginning in December 1997. The Company has provided additional security under this lease in the form of an irrevocable letter of credit in the amount of $300,000 (see Note 5). The letter of credit requirement expires upon the earlier of October 1998 or the date the Company attains total shareholders' equity of at least $3,000,000, as evidenced by audited financial statements.

     The Company also leases certain office equipment and other office space under noncancelable operating leases which expire at various dates through 1999. Rent expense under all leases is recognized ratably over the lease terms. Rent expense under all operating leases was approximately $578,294, $539,826 and $706,902, respectively, for the years ended November 30, 1994, 1995, and 1996.

  Capital leases

     The company leases certain office equipment under arrangements that meet the criteria requiring capitalization as prescribed by Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS No. 13"). Included in the balance sheets are the following amounts at November 30, 1995 and 1996:

                                                                       YEAR ENDED NOVEMBER
                                                                               30,
                                                                       --------------------
                                                                         1995        1996
                                                                       --------    --------
    Office furniture and equipment..................................   $ 52,213    $210,042
    Data processing equipment.......................................         --      37,044
    Less: accumulated amortization..................................    (46,123)    (15,016)
                                                                       --------    --------
                                                                       $  6,090    $232,070
                                                                       ========    ========

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Future minimum lease payments, under all leases, at November 30, are as follows:

                                                                     OPERATING     CAPITAL
                                                                     ----------    --------
    1997..........................................................   $  920,292    $ 66,964
    1998..........................................................      878,506      66,964
    1999..........................................................      744,905      57,609
    2000..........................................................      707,248      47,232
    2001..........................................................      728,465      36,693
    Thereafter....................................................    4,853,373          --
                                                                     ----------    --------
    Total minimum payments........................................   $8,832,789     275,462
                                                                      =========
    Less: portion representing interest...........................                   44,454
                                                                                   --------
    Present value of capital lease obligations....................                 $231,008
                                                                                   ========

  Joint Venture Agreement

     In October 1996, the Company signed a non-binding letter of intent (the "Letter") to distribute its products in Germany and Austria through a joint venture (the "Joint Venture") 51% owned by the Company, and 49% owned by a German software distributor ("German Distributor"). Pursuant to the proposed terms of the Letter, the Company will receive a 35% license fee on all license sales to the Joint Venture and the German Distributor will receive a 20% commission on license sales by the Joint Venture for sales initiated by the German Distributor.

  Acquisition of Krystal Ingenierie S.A.

     In November 1996, the Company entered into a non-binding letter of intent (the "Letter") under which the Company agreed to acquire Krystal Ingenierie S.A. ("Krystal"), the Company's existing distributor in France. Pursuant to the Letter, the Company will issue up to 93,750 shares of Common Stock in exchange for all of outstanding capital stock of Krystal and the cancellation of certain indebtedness.

10. THE OBJECT TECHNOLOGY FOR RAPID SOFTWARE DEVELOPMENT CONSORTIUM

     In October 1994, the Company, IBM, Honeywell Corporation and ISX, Inc. formed a Consortium (the "Consortium"). The Consortium entered into a collaborative agreement (the "Agreement") with the United States Air Force (the "Air Force"), whereby the Consortium would participate in a federally-funded technology reinvestment program to engage in research and development activities on behalf of the Air Force to reduce the effort required to develop new software applications through the development of reusable software components through the first half of fiscal 1997. The cost sharing provisions of the Agreement provide for an aggregate resource contribution by the Consortium of $11,903,054, of which $5,897,817 will be reimbursed by the Air Force. The Company's total resource contribution is $4,182,261, of which $1,976,780 will be reimbursed by the Air Force. The Agreement provides for the inclusion of $897,000 of product development expenses that were incurred by the Company prior to entering into the Agreement. These expenses were included in the Company's total resource contribution.

     Included in product development and sales and marketing expenses for the years ended November 30, 1995 and 1996, are costs incurred related to the Agreement of $337,590, and $608,812, respectively, which are net of reimbursable amounts from the Air Force of $1,106,652 and $545,680, respectively. The amount reimbursable in 1995 includes $420,000 related to the product development expenses discussed above. The Company's remaining resource contribution to the Consortium at November 30, 1996 is $686,527. The Company does not have a continuing obligation to fund the Consortium in the event of termination of the Agreement.

                    TEMPLATE SOFTWARE INC. AND SUBSIDIARIES

11. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                            YEAR ENDED
                                                                           NOVEMBER 30,
                                                                       --------------------
                                                                         1995        1996
                                                                       --------    --------
    Accrued payroll, bonus and vacation.............................   $483,748    $524,977
    Accrued commissions.............................................     63,602     112,180
    Accrued interest................................................      5,928       2,532
    Accrued subcontractor's fees....................................         --      68,744
    Other accrued expenses..........................................     87,270      57,544
                                                                       --------    --------
                                                                       $640,548    $765,977
                                                                       ========    ========

12. RELATED PARTY TRANSACTIONS

     In 1994, the Company agreed to accept a 10% interest in Template Software International in exchange for a 20% reduction in royalties and training fees for one year. Template Software International is a newly formed corporation created to distribute products in the United Kingdom. No value was assigned to the equity interest. During 1994, the Company recognized $140,148 of revenue from the affiliate, of which $115,148 was in accounts receivable as of November 30, 1994. In 1995, the Company terminated the relationship, and wrote off the receivable as bad debt expense.

     In 1995, the Company financed the purchase of computer equipment with an unsecured loan in the amount of $24,240 from an officer. The note was being amortized by semi-monthly payments of $564, including interest at 11%. In March 1996, the balance of this note of $14,782 was paid in full.

13. EMPLOYEE BENEFIT PLANS

  Deferred compensation plan

     The Company maintains a deferred compensation profit-sharing plan under section 401(k) of the Internal Revenue Code. Under the plan, domestic employees may elect to defer up to 12% of their salary, subject to Internal Revenue Service limits. The Company contributes a matching 50% of the first 4% of employee contributions. In addition, the plan allows for the Company to make discretionary contributions based on the participants salary. Total Company contributions to the plan were $54,551, $101,596 and $100,003 for the years ended November 30, 1994, 1995 and 1996, respectively.

  Incentive bonus plan


     The Company has an incentive bonus plan whereby the Board of Directors authorize the officers to grant awards to nominated employees in recognition of exceptional contributions. Awards totaling $4,500, $108,000 and $190,350, respectively, were given to employees for the years ended November 30, 1994, 1995 and 1996, respectively.

                      [This Page Intentionally Left Blank]

------------------------------------------------------
------------------------------------------------------


     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   5
The Company............................  14
Use of Proceeds........................  14
Dividend Policy........................  14
Capitalization.........................  15
Dilution...............................  16
Selected Consolidated Financial Data...  17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  18
Business...............................  27
Management.............................  43
Certain Transactions...................  50
Principal and Selling Shareholders.....  51
Description of Capital Stock...........  53
Shares Eligible for Future Sale........  55
Underwriting...........................  57
Legal Matters..........................  58
Experts................................  58
Additional Information.................  58
Glossary...............................  60
Index to Consolidated Financial
  Statements........................... F-1

                          ---------------------------
     UNTIL JANUARY   , 1997, (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                2,100,000 SHARES

                         [TEMPLATE SOFTWARE, INC. LOGO]
                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                                           , 1997
                              --------------------
                             VOLPE, WELTY & COMPANY

                               PIPER JAFFRAY INC.

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with this offering are as follows:

        SEC registration fee..............................................  $  9,514
        NASD filing fee...................................................     3,640
        Nasdaq National Market listing fee................................    17,075
        Blue Sky fees and expenses........................................    20,000
        Legal fees and expenses...........................................   250,000
        Accounting fees and expenses......................................   150,000
        Printing, engraving and postage expenses..........................    90,000
        Transfer agent's fees and expenses................................     8,000
        Miscellaneous.....................................................    51,771
                                                                            --------
                  Total...................................................  $600,000
                                                                            ========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 13.1-697 of the code of Virginia (1950), as amended (the "Virginia Code"), authorizes a corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if such individual has conducted himself in good faith and if, in the course of conduct in his official capacity, he believed that his conduct was in the best interest of the corporation, and in all other cases, he believed that his conduct was at least not opposed to the corporation's best interest. A corporation is also authorized to indemnify a director in the case of any criminal proceeding if the director had no reasonable cause to believe his conduct was unlawful. The termination of the proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director did not meet the prescribed standard of conduct. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging the director whether or not involving action in his official capacity in which the director was adjudged liable on the basis that personal benefit was improperly received by him.

     Sections 13.1-698 and 13.1-702 of the Virginia Code provide that unless limited by its articles of incorporation, a corporation shall indemnify each director, officer, employee or agent who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director, officer, employee or agent of the corporation against reasonable expenses incurred by him in connection with the proceeding.

     Section 13.1-704(B) of the Virginia Code provides that any corporation shall have the power to make any further indemnity, including indemnity with respect to a proceeding by or in the right of the corporation, and to make additional provisions for advances and reimbursement of expenses to any director, officer, employee or agent that may be authorized by the articles of incorporation or by any bylaw made by the shareholders or any resolution adopted, before or after the event, by the shareholders except an indemnity against willful misconduct or a knowing violation of criminal law.

     Article IV of the Amended and Restated Articles of Incorporation of the Registrant (the "Articles") provides for indemnification of officers and directors in the situations authorized by the Virginia Code. In addition, the Underwriting Agreement provides for certain indemnification of officers, directors and controlling persons of the Registrant.

     The indemnification provisions in the Articles or the Underwriting Agreement may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

     The Registrant currently carries a director and officer liability insurance policy with a per claim and annual aggregate coverage limit of at least $1 million.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years preceding the filing of the registration statement, the Company has issued the following securities that were not registered under the Securities Act:

     On September 30, 1994, the Company issued 251 shares of Common Stock to Ms. Tymira R. Sharp upon the exercise of stock options for an aggregate purchase price of $496.98.

     On August 26, 1995, the Company issued 1,000 shares of Common Stock to Mr. John M. Buehler upon the exercise of stock options for an aggregate purchase price of $1,980.00.

     On July 26, 1996, the Company issued 1,485 shares of Common Stock to Mr. Mike Jaskowiak upon the exercise of stock options for an aggregate consideration of $2,940.30.

     On July 26, 1996, the Company issued 5,000 shares of Common Stock to Mr. David Kiker upon the exercise of stock options for an aggregate consideration of $9,900.

     On July 26, 1996, the Company issued 500 shares of Common Stock to Mr. David Witten upon the exercise of stock options for an aggregate consideration of $990.

     On July 26, 1996, the Company issued 2,400 shares of Common Stock to Mr. Doug Zimmerman upon the exercise of stock options for an aggregate consideration of $4,752.

     On August 6, 1996, the Company issued 2,500 shares of Common Stock to Mr. Clifford W. Gay upon the exercise of stock options for an aggregate consideration of $4,950.

     On August 26, 1996, the Company issued 379 shares of Common Stock to Ms. Julie L. Lane upon the exercise of stock options for an aggregate consideration of $750.42.

     On August 26, 1996, the Company issued 1,750 shares of Common Stock to Ms. Kimberly E. Osgood upon the exercise of stock options for an aggregate consideration of $3,465.

     On September 11, 1996, Mr. E. Linwood Pearce transferred by gift 5,000 shares of Common Stock to Robin Elizabeth Pearce.

     On September 11, 1996, Mr. E. Linwood Pearce transferred by gift 5,000 shares of Common Stock to Matthew Lin Pearce.

     On October 7, 1996, Judith L. Schmonsees transferred by gift 3,000 shares of Common Stock to Bradford J. Schmonsees.

     On October 7, 1996, Robert J. Schmonsees transferred by gift 3,000 shares of Common Stock to Laura K. Schmonsees.

     On October 11, 1996, the Company issued 50,000 shares of Common Stock to Mr. E. Linwood Pearce upon the exercise of stock options for an aggregate consideration of $69,000.

     On November 27, 1996, the Company issued 500,000 shares of Series A Convertible Preferred Stock to Alcatel for an aggregate consideration of $8,000,000.


     Since September 1993, the Company has granted stock options to employees under its stock option plans covering an aggregate of 1,402,135 shares of the Company's Common Stock at exercise prices ranging from $1.38 to $16.00 per share.


     No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or pursuant to Rule 701 of the Securities Act. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits


EXHIBIT NO.                                       DESCRIPTION
-----------    ---------------------------------------------------------------------------------
     1.1       Form of Underwriting Agreement to be entered into among the Company and the
               Underwriters
     3.1       Amended and Restated Articles of Incorporation
     3.2       Bylaws
     4.1       Stock Purchase Agreement, by and between the Company and Alcatel, N.V., dated
               November 27, 1996.
     4.2       Registration Rights Agreement, by and between the Company and Alcatel, N.V., dated November 27, 1996.
     4.3       Shareholders Agreement, by and among the Company, Messrs. Joseph M. Fox, E.
               Linwood Pearce and Andrew B. Ferrentino and Alcatel, N.V., dated November 27,
               1996.
     4.4       Specimen of the Company's Common Stock certificate
    *5.1       Opinion of Hunton & Williams with respect to legality
    10.1       1986 Incentive Stock Option Plan
    10.2       1992 Incentive Stock Option Plan
    10.3       1992 Incentive Stock Option Plan, Class B
    10.4       1992 Non-Statutory Stock Option Plan
    10.5       1996 Equity Incentive Plan
    10.6       Employment Agreement, dated as of October 24, 1996, between the Company and E.
               Linwood Pearce
    10.7       Employment Agreement, dated as of October 24, 1996, between the Company and
               Joseph M. Fox
    10.8       Employment Agreement, dated as of October 24, 1996, between the Company and
               Andrew B. Ferrentino
    10.9       Development Agreement between the Company and Wellspring Resources L.L.C.
               (successor-in-interest to Wyatt Preferred Choice, L.L.C.) dated January 16, 1996
    10.10      Cooperative Agreement under 10 U.S.C. 2371 between the Company and United States
               Department of Air Force, Rome Laboratory dated April 7, 1995; as amended by
               Modification No. P00002 dated February 28, 1996
    10.11      Development Agreement between the Company and First Data Resources, Inc. dated
               September 15, 1995
    10.12      Distributor Agreement between the Company and Krystal Ingenierie S.A. dated
               January 20, 1993
    10.13      Distributor Agreement between the Company and Contemplate B.V.I.O.
               (successor-in-interest to RCC Informatieservices, b.v.) dated August 3, 1993 and
               June 28, 1993 respectively; as amended by letter of agreement dated May 31, 1996
    10.14      Office Building Lease for Crystal Square Three, Suite 700, Arlington, Virginia
               between the
               Company and Charles E. Smith Management, Inc. dated February 15, 1996
    10.15      Office Building Lease for Crystal Square Three, Suite 702, Arlington, Virginia
               between the
               Company and Charles E. Smith Management, Inc. dated February 15, 1996
    10.16      Office Lease Agreement between the Company and Vintage Park Two Limited
               Partnership dated April 25, 1996
    10.17      First Amended and Restated Loan and Security Agreement between the Company and
               Signet Bank dated October 22, 1996
    10.18      Non Binding Heads of Agreement between the Company and Milestone Software, GmbH dated October 11, 1996
    10.19      Letter Agreement, dated as of November 20, 1996, by and between the Company and
               Krystal Ingenierie S.A.

EXHIBIT NO.                                       DESCRIPTION
-----------    ---------------------------------------------------------------------------------
  **10.20      Letter from Department of Navy to the Company, dated January 10, 1997, regarding omission from filing of certain classified contracts pursuant to Rule 171(b) of the Securities Act
    11         Computation of earnings (loss) per share
    21         Subsidiaries of the Registrant
  **23.1       Consent of Coopers & Lybrand L.L.P.
   *23.2       Consent of Hunton & Williams (included in Exhibit 5.1)
    24         Power of attorney (included on Page II-5)
    27         Financial Data Schedule
    99.1       Consent of Nominee for Director between the Company and Alan B. Salisbury
    99.2       Consent of Nominee for Director between the Company and Duane A. Adams


---------------
 * To be filed by amendment.
** Filed herewith.

(b) Financial Statement Schedule for three years ended November 30, 1995:

SCHEDULE NO.                DESCRIPTION
-------------    ----------------------------------
      I          Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE COUNTY OF LOUDOUN, COMMONWEALTH OF VIRGINIA, ON THE 15TH DAY OF JANUARY, 1997.


                                          TEMPLATE SOFTWARE, INC.

                                          By:       /s/ E. LINWOOD PEARCE
                                             ----------------------------------
                                                     E. LINWOOD PEARCE
                                                  CHIEF EXECUTIVE OFFICER

                            ------------------------

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


                   NAME                                   TITLE                       DATE
------------------------------------------   --------------------------------   -----------------
            /s/ JOSEPH M. FOX                     Chairman of the Board         January 15, 1997
------------------------------------------
              JOSEPH M. FOX

        /s/ ANDREW B. FERRENTINO*                       President               January 15, 1997
------------------------------------------
           ANDREW B. FERRENTINO

          /s/ E. LINWOOD PEARCE                  Chief Executive Officer        January 15, 1997
------------------------------------------
            E. LINWOOD PEARCE

          /s/ KIMBERLY E. OSGOOD               Chief Financial Officer and      January 15, 1997
------------------------------------------       Chief Accounting Officer
            KIMBERLY E. OSGOOD

       *By:  /s/ E. LINWOOD PEARCE
------------------------------------------
            E. LINWOOD PEARCE
             ATTORNEY-IN-FACT

                       REPORT OF INDEPENDENT ACCOUNTANTS

     In connection with our audits of the consolidated financial statements of Template Software, Inc. and its subsidiaries as of November 30, 1995 and 1996, and for each of the three years in the period ended November 30, 1996, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16(b) herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included herein.

                                               /S/ COOPERS & LYBRAND L.L.P.
                                          --------------------------------------
                                                 COOPERS & LYBRAND L.L.P.
McLean, Virginia
January 2, 1997

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED NOVEMBER 30, 1994, 1995 AND 1996

                                                      BALANCE AT     ADDITIONS                   BALANCE AT
                                                     BEGINNING OF    CHARGED TO                    END OF
                   DESCRIPTION                          PERIOD        EXPENSES     DEDUCTIONS      PERIOD
--------------------------------------------------   ------------    ----------    ----------    ----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
November 30, 1994.................................     $ 93,146       $181,223     $       --     $ 274,369
November 30, 1995.................................      274,369        183,758       (274,369)      183,758
November 30, 1996.................................      183,758             --             --       183,758

                                 EDGAR Appendix

1. The diagram in "Business--Technology" is a pyramid which illustrates the manner in which the Company's templates are designed to be layered on top of one another to provide a significant amount of pre-written code. The pyramid has four layers representing the Company's foundation templates, cross-industry templates, industry-specific templates (under development) and the final portion of customized code which is required to complete an application.

2. The chart in "Business--Customers and Markets" provides a representative list of the Company's recent or current customers. Column one of the chart identifies the industries (energy, financial, healthcare, government, transportation and telecommunications) in which certain of the Company's customers operate. Column two lists the names of such customers. Column three specifies the application for which such customers have used the Company's products.

3. The chart in "Business--Sales and Marketing" provides a representative list of certain distributors, value added resellers and systems integrators that employ or resell the Company's technology.

4. Inside Cover: The chart on the inside cover of the Prospectus is entitled "The Template Approach." The chart has three icons at the top representing the Company's software templates, visual tools and services which are joined below by arrows to indicate their combination to create mission-critical distributed software applications. These applications are depicted beneath the arrows in the form of icons representing various industry applications.

5. Fold Out: The chart on the fold-out of the Prospectus is entitled "The Template Software Solution Strategy" and contains three illustrations. The first illustration depicts the layering of the Company's foundation templates, cross-industry templates and industry-specific templates on top of which is customized code. The second illustration identifies certain industries in which the Company's technology has been employed to develop large-scale, enterprise-wide solutions. The third illustration depicts the automation of business processes using the Company's solutions.

6. Back Cover: The chart on the back cover of the Prospectus is entitled "Template Software Product Strategy" and depicts a series of three overlapping squares inside a rectangle. The smallest square represents the current software tools market, which includes object frameworks and object libraries. The square that encapsules the current tools market depicts the Company's current or planned software products (foundation templates, cross-industry templates and industry-specific templates). The largest square encapsules both the current software tools market and the Company's current or planned software products.

                                 EXHIBIT INDEX


EXHIBIT NO.                                    DESCRIPTION                                   PAGE
-----------    ---------------------------------------------------------------------------   ----
     1.1       Form of Underwriting Agreement to be entered into among the Company and the
               Underwriters...............................................................
     3.1       Amended and Restated Articles of Incorporation.............................
     3.2       Bylaws.....................................................................
     4.1       Stock Purchase Agreement, by and between the Company and Alcatel, N.V., dated November 27, 1996....................................................
     4.2       Registration Rights Agreement, by and between the Company and Alcatel,
               N.V., dated November 27, 1996..............................................
     4.3       Shareholders Agreement, by and among the Company, Messrs. Joseph M. Fox, E.
               Linwood Pearce and Andrew B. Ferrentino and Alcatel, N.V., dated November
               27, 1996...................................................................
     4.4       Specimen of the Company's Common Stock certificate.........................
    *5.1       Opinion of Hunton & Williams with respect to legality......................
    10.1       1986 Incentive Stock Option Plan...........................................
    10.2       1992 Incentive Stock Option Plan...........................................
    10.3       1992 Incentive Stock Option Plan, Class B..................................
    10.4       1992 Non-Statutory Stock Option Plan.......................................
    10.5       1996 Equity Incentive Plan.................................................
    10.6       Employment Agreement, dated as of October 24, 1996, between the Company and
               E. Linwood Pearce..........................................................
    10.7       Employment Agreement, dated as of October 24, 1996, between the Company and
               Joseph M. Fox..............................................................
    10.8       Employment Agreement, dated as of October 24, 1996, between the Company and
               Andrew B. Ferrentino.......................................................
    10.9       Development Agreement between the Company and Wellspring Resources, L.L.C.
               (successor-in-interest to Wyatt Preferred Choice, L.L.C.) dated January 16,
               1996.......................................................................
    10.10      Cooperative Agreement under 10 U.S.C. 2371 between the Company and United
               States Department of Air Force, Rome Laboratory dated April 7, 1995; as amended by Modification No. P00002 dated February 28, 1996.................
    10.11      Development Agreement between the Company and First Data Resources, Inc.
               dated September 15, 1995...................................................
    10.12      Distributor Agreement between the Company and Krystal Ingenierie S.A. dated
               January 20, 1993...........................................................
    10.13      Distributor Agreement between the Company and Contemplate B.V.I.O
               (successor-in-interest to RCC Informatieservices, b.v.) dated August 3,
               1993 and June 28, 1993 respectively, as amended by letter of agreement dated May 31, 1996.........................................................
    10.14      Office Building Lease for Crystal Square Three, Suite 700, Arlington,
               Virginia between the Company and Charles E. Smith Management, Inc. dated
               February 15, 1996..........................................................
    10.15      Office Building Lease for Crystal Square Three, Suite 702, Arlington,
               Virginia between the Company and Charles E. Smith Management, Inc. dated
               February 15, 1996..........................................................
    10.16      Office Lease Agreement between the Company and Vintage Park Two Limited
               Partnership dated April 25, 1996...........................................

EXHIBIT NO.                                    DESCRIPTION                                   PAGE
-----------    ---------------------------------------------------------------------------   ----
    10.17      First Amended and Restated Loan and Security Agreement between the Company and Signet Bank dated October 22, 1996.....................................
    10.18      Non Binding Heads of Agreement between the Company and Milestone Software,
               GmbH dated October 11, 1996................................................
    10.19      Letter Agreement, dated as of November 20, 1996, by and between the Company and Krystal Ingenierie S.A. ...............................................
  **10.20      Letter from Department of Navy to the Company, dated January 10, 1997, regarding omission from filing of certain classified contracts pursuant to
               Rule 171(b) of the Securities Act
    11         Computation of earnings (loss) per share...................................
    21         Subsidiaries of the Registrant.............................................
  **23.1       Consent of Coopers & Lybrand L.L.P. .......................................
   *23.2       Consent of Hunton & Williams (included in Exhibit 5.1).....................
    24         Power of attorney (included on Page II-5)..................................
    27         Financial Data Schedule....................................................
    99.1       Consent of Nominee for Director between the Company and Alan B.
               Salisbury..................................................................
    99.2       Consent of Nominee for Director between the Company and Duane A. Adams.....


---------------
 * To be filed by amendment.
** Filed herewith.